UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 14A INFORMATION

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2019

PROXY STATEMENT
COEUR MINING, INC.



COEUR MINING®
We Pursue a Higher Standard



Coeur Mining, Inc.
104 S. Michigan Avenue
Suite 900
Chicago, Illinois 60603

Dear Fellow Stockholders:

I am pleased to invite you to join our Board of Directors, executives, employees and your fellow stockholders at our 2019 Annual Stockholders' Meeting. The meeting will take place at the Monroe Building, 104 South Michigan Avenue, 2nd Floor Auditorium, Chicago, Illinois, 60603, on Tuesday, May 14, 2019, at 9:30 a.m., Central Time. The attached notice and proxy statement provide information about the business to be conducted at the meeting.

Strides Made in Deliberate, Multi-Year Repositioning Toward Higher Quality Assets

Despite weak overall commodity prices in 2018, we made substantial progress in our multi-year repositioning strategy of discovering, developing and operating a balanced portfolio of high-quality North American precious metals assets. We successfully sold our San Bartolomé silver mine in Bolivia, which was our highest cost operation with the shortest mine life located in a high-risk jurisdiction. We made significant investments to begin ramping up our new, high-grade Silvertip mine located in northern British Columbia, Canada, ultimately declaring an initial reserve at the end of the year. In addition, we made two strategic acquisitions of high-quality gold and silver assets in Nevada, which was ranked as the top mining jurisdiction in 2019 by the Fraser Institute, bolstering our future growth pipeline. Finally, continued investment in our near-mine, success-based exploration programs led to a fourth consecutive year of overall reserve and mineralized material growth, leading to longer mine lives and contributing to long-term value creation opportunities for our stockholders.

Our strategy is driven by our purpose statement – *We Pursue a Higher Standard* – and is underscored by three fundamental principles:



PROTECT

Our People, Places, Planet

During 2018, we took significant steps to further enhance our environmental, social and governance ("ESG") framework. Specifically, we completed a materiality assessment and identified key ESG factors that matter most to Coeur. We decided to align our business with ten of the United Nation's Sustainable Development Goals to clearly communicate our sustainability and social responsibility efforts. We partnered with over 220 community organizations during 2018 to help make a positive impact in the communities in which we have a presence. Additionally, we reduced significant spills by 70% compared to 2017 and continue to tie a meaningful portion of our Annual Incentive Plan to environmental and safety performance. Our ESG programs are crucial to our overall strategy and are instrumental in our efforts to maximize long-term value for stockholders.



DEVELOP

Quality Resources, Growth, Plans

Over the course of the year, we remained committed to developing our most important asset – our people. We proactively put our frontline supervisors though IMPACT Training, an intensive, year-long training focused on safety leadership and mining as a business. Moreover, our employees set individual development goals on an annual basis, which aim to progress personal careers and help ensure that our employees have the necessary capabilities and experiences to help Coeur execute on its strategic goals. As with our people, we also seek to develop the overall quality of our portfolio as well as our development pipeline.

By prudently investing in exploration, we proactively develop our existing assets and seek to generate long-term value for our stockholders. Furthermore, we developed new growth opportunities for stockholders through two strategic acquisitions of Nevada-based gold and silver assets, including an extensive property package in northern Nevada approximately four miles from our Rochester mine, with estimated gold grades nearly four times higher than Rochester's current gold reserve. Finally, implementation of high-pressure grinding roll technology at our Rochester mine, which is expected to significantly boost recoveries and double net asset value, represents our best example of "Developing Quality Growth and Plans."



DELIVER

Impactful Results Through Teamwork

Our team at Coeur worked together to begin delivering results from recent investments we've made at several of our operations. Over the past few years, we made numerous investments and operational improvements to reposition the Palmarejo mine as a sustainable, higher-margin, longer-life operation. Since 2012, we've seen gold and silver grades increase 100% and 63%, respectively, and adjusted costs per silver equivalent ounce[1] decrease by 41% since 2014. Together, these investments and operational improvements contributed to over $130 million of free cash flow[2] from Palmarejo over the past two years. At Kensington, we have also seen our investments deliver positive results. Since 2012, our throughput rates and production have increased 62% and 39%, respectively and our unit costs have decreased by 14%. Additionally, late in 2018, we successfully declared commercial production at the high-grade Jualin deposit at Kensington, which helped to drive gold grades 24% higher in the fourth quarter relative to the third quarter. Looking ahead, we expect all of our assets to continue delivering impactful results.

Commitment to Engagement, Alignment, Governance and Culture

In 2018, we continued our extensive outreach efforts to engage with stockholders and solicit open, honest and candid feedback. We view proactive stockholder engagement as a critical component to our long-term success as a company. Our compensation programs led to results that were aligned with the challenging year our stockholders experienced in 2018. Our corporate governance profile and practices remain best-in-class with significant enhancements since last year, including the proactive adoption of proxy access and further refreshment of our Board with the recent addition of another high-caliber director with strategically important skills, background and experience following the addition of two other highly qualified and strategic directors in 2018. As we welcome new directors, I would like to thank Kevin Crutchfield for his six years of service on the Board and many contributions during this transformational period for the Company.

We have brought focused attention to defining and strengthening our culture in recent years and will continue to do so in 2019. The culture we proactively foster is reflected in our purpose statement - *We Pursue a Higher Standard*, which is directly aligned with ***Protecting*** *our people, places and planet;* ***Developing*** *quality resources, growth and plans and* ***Delivering*** *impactful results through teamwork*. Our management team continuously assesses and improves culture through surveys, tracking employee turnover ratios, raising awareness about our whistleblower hotline and promptly investigating all legitimate reports received on the hotline as well as reviewing and promptly implementing solutions to address feedback from our Internal Audit department. Additionally, we plan to conduct a culture assessment in 2019, the results of which will be reviewed with our Board of Directors. We recognize that our culture is the foundation of our strategy, and solid execution against a sound strategy is essential to long-term, sustainable value creation.

Your Vote is Important

Thank you for being a Coeur stockholder. Whether or not you plan to attend the Annual Meeting in person, we encourage you to promptly vote your shares by submitting your proxy on the Internet or by telephone, or by completing, signing, dating and returning your proxy card. Instructions on how to vote begin on page 10.

In addition to participating in the governance of our Company, your vote will make a difference in the lives of our nation's veterans. We will make a charitable contribution of $1 to Hire Heroes USA for every stockholder account that votes. Hire Heroes USA is a leading veteran service organization specifically targeting the issues of underemployment and unemployment among veterans. Hire Heroes USA empowers  U.S. military members, veterans and military spouses to succeed in the civilian workforce. Coeur is committed to recruiting, supporting and integrating past and present members of the military into our operations through our Coeur Heroes program, which seeks to meaningfully improve the lives of service members while strengthening our workforce.

Respectfully,

Mitchell Krebs (signature)

Mitchell J. Krebs
President & Chief Executive Officer

Chicago, Illinois
March 28, 2019

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(1) Silver equivalence assumes silver-to-gold, -lead and -zinc ratios of 60:1, 0.05:1 and 0.06:1, respectively.
(2) Free cash flow is calculated as cash provided by operating activities less capital expenditures and gold production royalty payments (see reconciliation tables in "Appendix A - Certain Additional Information").


COEUR MINING®

NOTICE OF 2019
ANNUAL STOCKHOLDERS' MEETING

Date:
Tuesday, May 14, 2019

Time:
9:30 a.m. local time

Place:
104 S. Michigan Avenue
Second Floor Auditorium
Chicago, Illinois 60603

Record Date:
March 18, 2019

Agenda:

1. **Elect** the ten director nominees named in the Proxy Statement

2. **Ratify** the appointment of our independent registered public accounting firm for 2019

3. **Vote on** an advisory resolution to approve executive compensation

4. **Transact** such other business as properly may come before the Annual Meeting

Only stockholders of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Annual Meeting or any adjournments thereof.

YOUR VOTE IS IMPORTANT
Please cast your vote as soon as possible by:


using the Internet at
www.proxyvote.com


calling toll-free from the United States, U.S. territories and Canada to
1 800-690-6903


mailing your signed proxy or voting instruction form


attending the Annual Meeting in person

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on May 14, 2019. Our Proxy Statement is attached. Financial and other information concerning Coeur Mining, Inc. is contained in our 2018 Annual Report to Stockholders. You may access this Proxy Statement and our 2018 Annual Report to Stockholders at www.proxyvote.com.

Beneficial ("Street Name") Stockholders. If your shares are held in the name of a broker, bank or other holder of record, follow the voting instructions you receive from the holder of record to vote your shares.

By order of the Board of Directors,

CASEY M. NAULT,
Senior Vice President, General Counsel and Secretary
Coeur Mining, Inc.
104 S. Michigan Ave.
Suite 900
Chicago, Illinois 60603
March 28, 2019

Coeur will make a charitable contribution of $1 to Hire Heroes USA for every stockholder account that votes.

Table of Contents

PROXY STATEMENT SUMMARY — **1**

GENERAL INFORMATION — **10**

    Votes Required to Approve the Proposals 13

CORPORATE GOVERNANCE — **14**

PROPOSAL NO. 1: ELECTION OF DIRECTORS — **14**

    Director and Nominee Experience and Qualifications 14
    Board Composition and Refreshment 15
    Director Nomination Process 17
    Majority Vote Standard for the Election of Directors 18
    Director Nominees 19
    Meeting Attendance 26
    Committees of the Board of Directors 26
    Board Leadership and Independent Chairman 28
    Director Independence 28
    Meetings of Non-Management Directors 28
    Director Education and Development 29
    Policy Regarding Director Nominating Process 29
    Management Succession Planning and Talent Development 29
    Board Oversight of Long-Term Strategy 29
    Stockholder Outreach and Engagement 30
    Corporate Governance Guidelines and Code of Business Conduct and Ethics 30
    Responsibility 30
    Policy Regarding Stockholder Communications with Directors 31
    Compensation Consultant Disclosure 31
    Risk Oversight 33
    Compensation and Leadership Development Committee Role in Risk 33
    Compensation and Leadership Development Committee Interlocks and Insider Participation 34
    Audit and Non-Audit Fees 34
    Audit Committee Policies and Procedures for Pre-Approval of Independent Auditor Services 35

AUDIT COMMITTEE REPORT — **36**

PROPOSAL NO. 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM — **37**

EXECUTIVE OFFICERS — **38**

SHARE OWNERSHIP — **40**

COMPENSATION DISCUSSION AND ANALYSIS — **41**

    CD&A Summary 42
    Executive Compensation Program Philosophy and Elements 46
    2018 Executive Compensation - Actual Pay Compared to Target 48
    2018 Executive Compensation Results 52
    Other Compensation Arrangements and Policies 61

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE REPORT   63

PROPOSAL NO. 3: ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION   64

2018 EXECUTIVE COMPENSATION INFORMATION   65

2018 Summary Compensation Table 65
2018 Grants of Plan-Based Awards 67
Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table 68
Outstanding Equity Awards at 2018 Year-End 69
2018 Option Exercises and Stock Vested 70
Pension Benefits and Nonqualified Deferred Compensation 70
Potential Payments Upon Termination or Change-In-Control 71

2018 RATIO OF CEO COMPENSATION TO MEDIAN EMPLOYEE COMPENSATION   75

DIRECTOR COMPENSATION   76

OTHER MATTERS   77

Related Person Transactions 77
Section 16(a) Beneficial Ownership Reporting Compliance 77
Cautionary Statement Concerning Forward-Looking Statements 77
Stockholder Proposals for the 2020 Annual Stockholders' Meeting 78

APPENDIX A CERTAIN ADDITIONAL INFORMATION   79

Reconciliation of Non-U.S. GAAP Information 79
Average Spot Prices 80
Reserves, Resources and Mineralized Material 80

PROXY STATEMENT SUMMARY

This proxy statement is furnished in connection with the solicitation by the Board of Directors of Coeur Mining, Inc. ("Coeur" or the "Company") of proxies of stockholders for shares to be voted at our 2019 Annual Stockholders' Meeting (the "Annual Meeting") and any and all adjournments thereof. This proxy statement and the accompanying proxy are first being made available to our stockholders on or about March 28, 2019.

This summary highlights information contained elsewhere in this proxy statement. This is only a summary, and we encourage you to read the entire proxy statement carefully before voting. For more complete information regarding our 2018 operating and financial performance, please also review our Annual Report to Stockholders for the year ended December 31, 2018 (our "Annual Report").

Annual Meeting

Time and Date	9:30 a.m. local time on Tuesday May 14, 2019
Place	104 S. Michigan Avenue, 2nd Floor Auditorium, Chicago, Illinois 60603
Record Date	Monday, March 18, 2019
Voting	Holders of common stock as of the Record Date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on.
Entry	You are entitled to attend the Annual Meeting only if you were a Coeur stockholder as of the close of business on the Record Date or hold a valid proxy for the Annual Meeting.
	You should be prepared to present valid photo identification for admittance. If you do not provide photo identification, you will not be admitted to the Annual Meeting. Please let us know if you plan to attend the Annual Meeting by marking the appropriate box on the enclosed proxy card if you requested to receive printed proxy materials, or, if you vote by telephone or over the internet, by indicating your plans when prompted.

Voting Matters

Proposal		Coeur Board Voting Recommendation	Page Reference (for more detail)
1	Election of ten directors	FOR each nominee	14
2	Ratification of the appointment of Grant Thornton LLP as Coeur's independent registered public accounting firm for 2019	FOR	37
3	Vote on an advisory resolution to approve executive compensation	FOR	64

Your Vote is Important - We will make a charitable contribution of $1 to Hire Heroes USA for every stockholder account that votes. Coeur is committed to recruiting, supporting and integrating veterans into our operations through our Coeur Heroes program, launched in 2018. Coeur Heroes allows past and present service members to use the special skills they developed during their time of service to help make a difference at our operations.

2018 and Early 2019 Performance Highlights

Although 2018 was a challenging year for the precious metals mining industry, we made substantial progress in delivering on our strategy of discovering, developing and operating a balanced portfolio of high-quality precious metals assets in North America. We invested in high-return opportunities at our existing assets and completed several strategic transactions that improved the overall quality of our asset portfolio. We also continued to *Pursue a Higher Standard* by focusing on our impact on our people, the communities in which we operate and the planet. We invested in upgrading our ESG programs to enhance and coordinate efforts across the Company and improve how we communicate with our stakeholders about these important initiatives.

PROTECT – Our People, Places, Planet



- ▶ **70%** reduction in significant spills compared to 2017
- ▶ **70%** reduction in water use compared to 2013
- ▶ Continued to perform concurrent reclamation activities at our mines, restoring land as we mine other areas
- ▶ Identified 10 U.N. Sustainable Development Goals that align with our business activities and which we are committed to supporting and advancing

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- ▶ Our Wharf mine received the 2018 Secretary's Award for Drinking Water Excellence from the South Dakota Department of Environment and Natural Resources recognizing excellence in water system management and maintenance
- ▶ Coeur Rochester received the 2018 Nevada Excellence in Mine Reclamation Award from the Nevada Mining Association
- ▶ For the 10th consecutive year, Coeur Mexicana, which owns and operates Palmarejo, received the Socially Responsible Business Award from the Mexican Center for Philanthropy (Centro Mexicano para la Filantropía)
- ▶ Continued pursuit of best-in-class corporate governance practices – Coeur (i) received an Institutional Shareholder Services QualityScore of "1", the highest possible score, for corporate governance, (ii) proactively adopted proxy access in alignment with a governance best practice, and (iii) continued to refresh its Board with the addition of a highly-qualified new director, former Nevada Governor Brian E. Sandoval, in early 2019

- ▶ Initiated IMPACT training, a leadership program for frontline supervisors that complements in-person training and combines cross-site networking, mentorship and practical application over one year. The first cohort of 20 leaders graduated in October 2018, and two additional cohorts will graduate in 2019.
- ▶ Partnered with over 220 community organizations across our sites and corporate headquarters to invest in areas such as veteran support, infrastructure, health, education and economic development, contributing approximately $530,000
- ▶ Hired eight veterans through the Coeur Heroes program at U.S.-based operations during the first year of the program; established mentoring program involving current Coeur employees who are current and former members of the military; ongoing coordination with armed force bases near our U.S. operations to provide employment opportunities for transitioning service members
- ▶ Formalized our Human Rights Policy, which reflects our belief in the dignity, well-being, and human rights of our employees, the communities in which we work and live and other stakeholders affected by our operations

---

- ▶ 22% reduction in employee and contractor total lost time injury frequency rate compared to 2017
- ▶ 25% reduction compared to 2017 in total reportable injury frequency rate ("TRIFR") among employees, a key safety metric in the mining industry

DEVELOP – QUALITY RESOURCES, GROWTH AND PLANS



Invested in high-return, near-mine exploration in 2018 to replace production and grow the Company's overall reserve[1] base for the fourth consecutive year, resulting in:

► **$44.0 million** invested in exploration, 81% of which was deployed for near-mine exploration at our existing operations, which we consider to be among the most attractive uses of capital

► **Silver** reserves from continuing operations[1] increased 4%, year-over-year, net of depletion, to **171.3 million ounces** driven by an initial reserve declaration at Silvertip

► **Gold** reserves were **2.8 million ounces**, or 2% lower year-over-year, net of depletion

► Declared initial zinc reserve of **291.2 million pounds** of **zinc**

► Declared initial lead reserve of **197.5 million pounds** of **lead**



Focused on Silvertip ramp-up:

► Commenced commercial production in September 2018

► Declared initial reserve and updated mineralized material estimate

► Continued to increase mill throughput rates and consistency in early 2019 towards our target of 1,100 tons per day (1,000 metric tonnes per day)

► Completed key infrastructure projects, including a water treatment plant, new warehouse and a new camp facility



Continued to invest in and grow the Company's presence in Nevada, which was ranked as the top mining jurisdiction in 2019 by the Fraser Institute, with strategic acquisitions and high-return investments in existing assets:

► Acquired Northern Empire Resources Corp. in October 2018. Northern Empire's principal assets are the high-grade Sterling Gold Project and the nearby Crown Block of deposits, both located in southern Nevada

► Acquired a large property package adjacent to the Rochester mine consisting of the Lincoln Hill Project, Wilco Project, Gold Ridge Property and other nearby claims which significantly bolstered year-end mineralized material

► The Rochester mine began construction and installation of a new crusher that utilizes high-pressure grinding roll crushing technology, the first step in a re-scoped mine plan that is expected to significantly increase and accelerate Rochester's silver recoveries and more than double its estimated net asset value



Added two highly-qualified directors to our Board in 2018 and another in early 2019, each of whom brings relevant experience and fresh perspectives and adds to the diversity of experience of our Board, including valuable operating and government affairs experience in Mexico, where our largest mine is located, British Columbia, Canada, where the recently-acquired Silvertip mine is located, and Nevada, where we have a significant and growing presence

DELIVER – Impactful Results through Teamwork



Balanced North American Portfolio[2]

The Company's sales mix reflects its balanced and high-quality portfolio of mines in attractive jurisdictions. This diversification also serves as a means to mitigate sales risk. The share attributable to Silvertip and Canada is expected to climb as the Silvertip mine continues to ramp up.

2018 Metal Sales by Asset:
(% of revenue)



2018 Metals Sales by Geography:
(% of revenue)



2018 Sales by Metal:
(% of revenue)





Strong performance at Palmarejo and Rochester:

Palmarejo

► *Gold and silver production increased 1% and 4%, respectively, compared to 2017*
► *Adjusted costs applicable to sales per average spot AgEqOz[3] decreased 14%*

Rochester

► *Silver and gold production both increased 7% compared to 2017*
► *Adjusted costs applicable to sales per average spot AgEqOz[3] decreased 4% compared to 2017*



Commenced commercial production from the high-grade Jualin deposit at the Kensington mine, which is expected to enhance the operation's overall production and cash flow profile in 2019 and beyond

 Completed the sale of the Company's Bolivian operation, which was the operation with the highest costs, shortest mine life and highest source of geopolitical risk, in February 2018

(1) Year-end 2018 reserves and mineralized material as published by Coeur on February 20, 2019. Figures reflect reserves and resources from continuing operations and exclude the San Bartolomé mine, which Coeur divested on February 28, 2018, through the sale of its 100%-owned Bolivian subsidiary.

(2) Includes pre-commercial production from Kensington (Jualin) and Silvertip.

(3) Silver equivalence assumes silver-to-gold, -lead and -zinc ratios of 60:1, 0.05:1 and 0.06:1, respectively, except where noted as average spot prices. Please see "Appendix A – Certain Additional Information" for average applicable spot prices and corresponding ratios. Adjusted costs applicable to sales per average spot AgEqOz are non-GAAP financial measures (see reconciliation tables in "Appendix A – Certain Additional Information").

2018 Executive Compensation Highlights (p. 41)

In 2018, external factors such as a strong U.S. economy and U.S. dollar, robust equity markets and rising interest rates negatively impacted the prices of most commodities including the metals we produce. Against that macro backdrop, the sector overall generated negative total stockholder returns (''TSR'') in 2018 including our company. However, we were in the 69th percentile relative to our peers based on the three-year TSR performance. We saw strong performance in 2018 from our Palmarejo and Rochester mines but experienced a slower-than-anticipated ramp-up at our new Silvertip mine, which weighed on overall results and drove below-target Annual Incentive Plan (''AIP'') payouts. We also successfully advanced our strategy and grew our overall reserves and mineralized material for the fourth consecutive year through our success-based, near-mine exploration program and opportunistic acquisitions.

Our 2018 executive compensation programs demonstrated alignment with stockholder returns and our operational and financial results; specifically:

- CEO AIP, which represents one-year performance-based compensation, was 47% lower in 2018 as compared to 2017, in line with a 41% decline in one-year TSR in 2018
- Our Compensation and Leadership Development Committee (''CLD Committee'') exercised negative discretion to reduce the payout under the safety component of the 2018 AIP to 0% for all executives due to previously-announced fatalities at the Palmarejo mine
- Performance shares for the three-year period ended December 31, 2018 were earned at 91% of target, driven by strong three-year relative TSR performance and growth in reserves and mineralized material per share, but also reflecting below-threshold performance and a zero payout for the operating cash flow per share component

At our 2018 Annual Meeting, our stockholders again showed strong support for our executive compensation program with over 96% of the votes cast for the approval of the ''say-on-pay'' proposal.

In 2018, our CLD Committee continued to place a large proportion of the compensation of our Named Executive Officers (''NEOs'') at risk in order to align pay with performance. The graphs below illustrate the proportion of target total direct compensation opportunity in 2018 (base salary, target AIP, and target Long-Term Incentive Plan (''LTIP'') opportunity) that is variable and ''at risk'' for our CEO and our other NEOs (on an average basis). In 2018, as shown in the charts below, variable pay as a percentage of target total direct compensation was 81% and 72% for our CEO and other NEOs (average), respectively, consistent with our peers, demonstrating that our pay-for-performance compensation philosophy aligns executive pay with creation of long-term value for our stockholders.



CEO

AIP
24%
Base
Salary
19%
LTIP
57%

Total Variable Pay – 81%

Peer Group Variable Pay Average – 76%

NEO (Average)

AIP
22%
Base
Salary
28%
LTIP
50%

Total Variable Pay – 72%

Peer Group Variable Pay Average – 69%

Peer group described in ''Compensation Discussion and Analysis—Peer Group'' on page 51. Data is from public filings for fiscal year 2017.

Corporate Governance Highlights (p. 14)

►	Independent Board chairman and all directors are independent other than CEO	►	Clawback and forfeiture policy covering both financial restatements and misconduct
►	The Board and Board committees take an active role in the Company's risk oversight and risk management processes	►	Proactive ongoing stockholder outreach on governance, executive compensation and other matters
►	Focus on Board refreshment – one new director elected to the Board in 2019 and two new directors elected to the Board in 2018	►	Chairman's one-on-one meetings with each director promote candor, effectiveness and accountability
►	Strong mix of directors with complementary skills; average tenure of approximately 9 years	►	Majority voting in uncontested director elections with a resignation policy
►	Annual evaluations promote Board and Board committee effectiveness	►	All directors are elected annually for one-year terms
►	In March 2019, we proactively adopted proxy access, allowing stockholders who have satisfied specified requirements included in our Bylaws to include director nominees in the Company's proxy statement and form of proxy, beginning in 2020	►	Stockholders owning 20% or more of Coeur's common stock have the right to call a special meeting of the stockholders
►	No related person transactions with directors or executive officers	►	Coeur does not have a poison pill or similar anti-takeover defenses in place
►	50% of director nominees are diverse (gender or ethnicity), contributing to a variety of viewpoints	►	Board actively partners with the management team in setting strategy

Board Refreshment & Director Nominees (p. 15)

The following tables provide summary information about each director nominee. In both 2019 and 2018, we demonstrated our commitment to Board refreshment and diversity by adding three new qualified directors, Brian E. Sandoval in 2019 and Jessica L. McDonald and Eduardo Luna in 2018, reducing average director tenure to approximately nine years. You can read more about the qualifications of our director nominees below and beginning on page 14. The Board recommends a vote "**FOR**" each of the following nominees.

Name	Age	Director Since	Committee Memberships	Independent
Robert E. Mellor (Chairman)	75	1998	CLD, NCG (C), Executive (C)	Yes
Linda L. Adamany	67	2013	Audit (C), EHSCR	Yes
Sebastian Edwards	65	2007	Audit, CLD	Yes
Randolph E. Gress	63	2013	Audit, CLD, NCG	Yes
Mitchell J. Krebs	47	2011	Executive	No
Eduardo Luna	73	2018	EHSCR	Yes
Jessica L. McDonald	50	2018	Audit, EHSCR	Yes
John H. Robinson	68	1998	CLD (C), NCG, Executive	Yes
Brian E. Sandoval	55	2019	EHSCR	Yes
J. Kenneth Thompson	67	2002	NCG, EHSCR (C), Executive	Yes

(C)   denotes the Chair of each committee

Key Qualifications of our Director Nominees (p. 14)

Our Board believes that it should possess a combination of skills, professional experience and diversity of viewpoints necessary to oversee our business. In addition, the Board believes that there are certain attributes that every director should possess, as reflected in the membership criteria summarized in "Director and Nominee Experience and Qualifications" beginning on page 14. The following table provides summary information about the skills and qualifications of our director nominees.

Director Skills and Qualifications

	U.S. Public Company/Governance	• • • • • •	6 of 10
	Capital Markets	• • • • • •	6 of 10
	Current or Former Chief Executive	• • • • • • • • •	9 of 10
	Project Development	• • • • • • •	7 of 10
	Economic Trends and Policies	• •	2 of 10
	Legal	• •	2 of 10
	Extractive Industry	• • • • • •	6 of 10
	Cyclical Industry	• • • • •	5 of 10
	Health, Safety and Environmental	• • • • • • •	7 of 10
	Government/Regulatory Affairs	• • • • • • • • • •	10 of 10
	Diversity – Gender (•) and Ethnic (▶)	• • ▶ ▶ ▶	5 of 10

Stockholder Outreach and Engagement (p. 30)

In 2018, Coeur continued to engage proactively with all relevant stakeholders, including our stockholders. We reached out to all stockholders with at least 0.15% of our aggregate outstanding shares (as of June 30, 2018), representing 61.6% of our aggregate outstanding shares to engage on issues including executive compensation and ESG matters. We believe this combined approach has resulted in constructive feedback and input from stockholders, including regarding board diversity, refreshment and proxy access, and we intend to continue these efforts. Also in 2018, we conducted numerous meetings and conference calls with investors and analysts, several of which were attended by our Chairman, participated in invitation-only investment conferences, hosted Coeur Investor Day events in New York City and Toronto, and held the 2018 Annual Stockholders' Meeting. In total in 2018, management conducted 14 presentations, held 126 one-on-one and group meetings with investors, and hosted 4 conference calls with investors and analysts allowing for questions and answers with management.

Responsibility (p. 30)

Coeur continued to support initiatives that addressed community needs and build key partnerships to foster strong, positive community relations. We launched our Coeur Heroes program in early 2018, which is a recruitment and mentoring program designed to highlight and engage members of the military through on-the-job experience. In addition, we continued our strong environmental performance, including achieving a 70% decline in significant spills compared to 2017. Finally, we continued to invest in our health and safety programs, achieved industry-leading safety performance and received prestigious safety awards in 2018.

Company Culture

We have increasingly focused our attention to defining and strengthening our culture, reflected in our purpose statement, *We Pursue a Higher Standard*, which is directly aligned with the underlying principles of **Protect**, **Develop**, **Deliver**. Our culture, purpose statement and these principles have driven execution of our strategy in recent years, including optimizing our asset portfolio by acquiring high-grade new assets in stable jurisdictions (such as the Silvertip mine in British Columbia and the Sterling and Crown Block Projects in Nevada) and divesting low-margin assets in risky jurisdictions (such as the San Bartolomé mine in Bolivia and the Joaquin Project in Argentina), reducing overall costs and increasing margins, maintaining a strong and flexible balance sheet, achieving best-in-class environmental and safety performance, providing clear and transparent disclosures, aligning compensation programs with long-term stockholder value creation, and continually evolving our corporate governance practices to be comparable to the best companies of any size.

A key strength of our management team is a culture of engagement, strong communication, accountability and encouraging our managers to challenge the status quo to drive improvements in our business. The management team continuously assesses and improves culture through surveys, tracking employee turnover ratios, raising awareness about our whistleblower hotline and promptly investigating all legitimate reports received on the hotline, and reviewing and promptly implementing solutions to address feedback from our Internal Audit department. Our purpose statement, *We Pursue a Higher Standard,* also guides our recruiting and hiring practices, and we maintain a robust compliance program that includes regular in-person trainings supplemented by online trainings on important topics such as harassment, bullying and unconscious bias to ensure our employees work in a healthy and tolerant atmosphere, free of bullying or harassment of any kind. Finally, we plan to conduct a culture assessment in 2019, the results of which will be reviewed with our Board of Directors. We recognize that our people and our culture are the foundations of our strategy, and solid execution against a sound strategy is essential to long-term, sustainable value creation.

COEUR MINING, INC.
PROXY STATEMENT

2019 ANNUAL MEETING
MAY 14, 2019

General Information

When and where is the Annual Meeting?

The 2019 Annual Stockholders' Meeting (the "Annual Meeting") will be held on Tuesday, May 14, 2019, at 9:30 a.m., Central Time, in the Second Floor auditorium at 104 S. Michigan Avenue, Chicago, Illinois 60603.

Who is entitled to vote at the Annual Meeting? What is the Record Date?

All stockholders of record as of the close of business on March 18, 2019 (the "Record Date") are entitled to vote at the Annual Meeting and any adjournment or postponement thereof upon the matters listed in the Notice of Annual Meeting. Each stockholder is entitled to one vote for each share held of record on that date. As of the close of business on the Record Date, a total of 205,207,148 shares of our common stock were outstanding.

What is the difference between a stockholder of record and a stockholder who holds in street name?

If your shares of Coeur common stock are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are a stockholder of record, and these proxy materials are being sent directly to you from the Company.

If your shares of Coeur common stock are held in "street name" meaning your shares of Coeur common stock are held in a brokerage account or by a bank or other nominee, you are the beneficial owner of these shares, and these proxy materials are being forwarded to you by your broker, banker or other nominee, who is considered the stockholder of record with respect to such shares. As the beneficial owner of Coeur common stock, you have the right to direct your broker, bank or other nominee on how to vote, and you will receive instructions from your broker, bank or other nominee describing how to vote your shares of Coeur common stock.

How do I inspect the list of stockholders of record?

A list of the stockholders of record as of the Record Date entitled to vote at the Annual Meeting will be available at the Annual Meeting.

Why did I receive a notice in the mail regarding the internet availability of proxy materials?

In accordance with the rules of the Securities and Exchange Commission ("SEC"), instead of mailing to stockholders a printed copy of our proxy statement, Annual Report and other materials (the "proxy materials") relating to the Annual Meeting, Coeur may furnish proxy materials to stockholders on the internet by providing a notice of internet availability of proxy materials (the "Notice of Internet Availability") to inform stockholders when the proxy materials are available on the internet. If you receive the Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials unless you specifically request one. Instead, the Notice of Internet Availability will instruct you on how you may access and review all of Coeur's proxy materials, as well as how to submit your proxy, over the internet. **The proxy materials are available at www.proxyvote.com**.

Will I get more than one copy of the notice or proxy materials if multiple stockholders share my address?

When multiple stockholders have the same address, the SEC permits companies and intermediaries, such as brokers, to deliver a single copy of certain proxy materials and the Notice of Internet Availability to them. This process is commonly referred to as "householding". We do not participate in householding, but some brokers may for stockholders who do not take electronic delivery of proxy materials. If your shares are held in a brokerage account and you have received notice from your broker that it will send one copy of the Notice of Internet Availability or proxy materials to your address, householding will continue until you are notified otherwise or instruct your broker otherwise. If, at any time, you would prefer to receive a separate copy of the Notice of Internet Availability or proxy materials, or if you share an address with another stockholder and receive multiple copies but would prefer to receive a single copy, please notify your broker. We promptly will deliver to a stockholder who received one copy of the Notice of Internet Availability or proxy materials as the result of householding a separate copy upon the stockholder's written or oral request directed to our investor relations department at (312) 489-5800, Coeur Mining, Inc., 104 South Michigan Avenue, Suite 900, Chicago, Illinois 60603. Please note, however, that if you wish to receive a paper proxy card or other proxy materials for purposes of this year's Annual Meeting, you should follow the instructions provided in the Notice of Internet Availability.

What does it mean to give a proxy?

The persons named on the proxy card (the "proxy holders") have been designated by the Board to vote the shares represented by proxy at the Annual Meeting. The proxy holders are officers of Coeur. They will vote the shares represented by each properly executed and timely received proxy in accordance with the stockholder's instructions, or if no instructions are specified, the shares represented by each otherwise properly executed and timely received proxy will be voted "FOR" each nominee in Proposal 1 and "FOR" Proposals 2 and 3 in accordance with the recommendations of the Board as described in this proxy statement. If any other matter properly comes before the Annual Meeting or any adjournment or postponement thereof, the proxy holders will vote on that matter in their discretion.

How do I vote?

If you are a holder of shares of Coeur common stock, you can vote by telephone or on the internet 24 hours a day through 11:59 p.m. (Central Time) on the day before the Annual Meeting date. If you are located in the United States or Canada and are a stockholder of record, you can submit a proxy for your shares by calling toll-free 1-800-690-6903. Whether you are a stockholder of record or a beneficial owner, you can also submit a proxy for your shares by internet at www.proxyvote.com. Both the telephone and internet systems have easy to follow instructions on how you may submit a proxy for your shares and allow you to confirm that the system has properly recorded your proxy. If you are submitting a proxy for your shares by telephone or internet, you should have in hand when you call or access the website, as applicable, the Notice of Internet Availability or the proxy card or voting instruction card (for those holders who have received, by request, a hard copy of the proxy card or voting instruction card). If you submit a proxy by telephone or internet, you do not need to return your proxy card to the Company. A telephone or internet proxy must be received no later than 11:59 p.m. (Central Time) on the day before the Annual Meeting date.

If you have received, by request, a hard copy of the proxy card or voting instruction card, and wish to submit your proxy by mail, you must complete, sign and date the proxy card or voting instruction card and return it in the envelope provided so that it is received prior to the Annual Meeting.

While the Company encourages holders of common stock to vote by proxy, you also have the option of voting your shares of common stock in person at the Annual Meeting. If you are a stockholder of record of common stock, you have the right to attend the Annual Meeting and vote in person, subject to compliance with the procedures described below.

How can I revoke a proxy or change my vote?

If you are a stockholder of record of Coeur common stock, you may change your vote or revoke your proxy at any time prior to the voting at the Annual Meeting:

► by providing written notice to our Corporate Secretary;

► by attending the Annual Meeting and voting in person (your attendance at the Annual Meeting will not by itself revoke your proxy);

► by submitting a later-dated proxy card; or

► if you submitted a proxy by telephone or Internet, by submitting a subsequent proxy by telephone or internet.

If you are a beneficial owner of Coeur common stock and have instructed a broker, bank or other nominee to vote your shares, you may follow the directions received from your broker, bank or other nominee to change or revoke those instructions.

How many shares must be represented in person or by proxy to hold the Annual Meeting?

A majority of the voting power of all issued and outstanding stock entitled to vote at the Annual Meeting, represented at the meeting in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting.

What is a broker non-vote?

A broker non-vote occurs when a broker or other nominee that holds shares on behalf of a street name stockholder does not vote on a particular matter because it does not have discretionary authority to vote on that particular matter and has not received voting instructions from the street name stockholder.

Under the rules of the New York Stock Exchange, if you hold your shares in street name and do not provide voting instructions to the broker, bank or other nominee that holds your shares, the nominee has discretionary authority to vote on routine matters but not on non-routine matters. If you hold your shares in street name, it is critical that you cast your vote if you want it to count for non-routine matters as described in the table below. Broker non-votes and abstentions by stockholders from voting (including brokers holding their clients' shares of record who cause abstentions to be recorded) will be counted towards determining whether or not a quorum is present. However, because broker non-votes and abstentions are not considered "votes cast" under Delaware law, they will have no effect on the approval of non-routine matters.

Who will tabulate the vote?

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspectors of election appointed by us for the meeting.

Who bears the cost of this proxy solicitation?

We will bear the cost of soliciting proxies. Proxies may be solicited by directors, officers or regular employees in person or by telephone or electronic mail without special compensation. We have retained Morrow Sodali LLC, Stamford, Connecticut, to assist in the solicitation of proxies. Morrow Sodali LLC's fee will be $8,000, plus out-of-pocket expenses.

Do stockholders have dissenters' rights?

Pursuant to applicable Delaware law, there are no dissenters' or appraisal rights relating to the matters to be acted upon at the Annual Meeting.

Important Notice Regarding the Internet Availability of Proxy Materials – Our Proxy Statement and Annual Report are available at www.proxyvote.com and on the Investor Relations page of Coeur's website at www.coeur.com/investors/.

Votes Required to Approve the Proposals:

	Proposal	Required Vote	Effect of Abstention	Broker Voting[1]
(1)	Election of Directors	Majority of votes cast for the nominees	None	Broker may **not** vote shares without specific voting instructions. Broker non-votes have no effect on the approval of this proposal.
(2)	Ratification of independent auditors for 2019	Majority of votes cast for the action	None	Broker may vote shares if you do not provide specific voting instructions. There will be no broker non-votes.
(3)	Advisory vote on executive compensation	Majority of votes cast for the action	None	Broker may **not** vote shares without specific voting instructions. Broker non-votes have no effect on the approval of this proposal.

(1) If you are a beneficial holder and do not provide specific voting instructions to your broker, the organization that holds your shares will not be authorized to vote your shares on "non-routine" proposals (Proposals 1 and 3), which would result in "broker non-votes" on these matters.

Please cast your vote as soon as possible by:

 **Using the Internet at www.proxyvote.com**

 **Calling toll-free from the United States, U.S. territories and Canada to 1 800-690-6903**

 **Mailing your signed proxy or voting instruction form**

 **Attending the Annual Meeting in person**

Your Vote is Important - We will make a charitable contribution of $1 to Hire Heroes USA for every stockholder account that votes. Coeur is committed to recruiting, supporting and integrating current and former members of the military into our operations through our Coeur Heroes program, launched in 2018. Coeur Heroes allows service members to use the special skills they developed during their time of service to help make a difference at our operations.

CORPORATE GOVERNANCE

PROPOSAL NO. 1: ELECTION OF DIRECTORS

What am I voting for?

► The election of ten directors to hold office until the 2020 Annual Stockholders' Meeting and until their successors have been elected and qualified. All nominees are currently Coeur directors, and all of them with the exception of Mr. Sandoval, who was elected as a director by the Board in March 2019, were elected by stockholders at the 2018 Annual Meeting. Mr. Crutchfield, a current Coeur director, is not standing for re-election. Accordingly, he will cease being a director effective as of the 2019 Annual Meeting and the size of the Board will be reduced from 11 to 10.

> **The Board of Directors recommends a vote FOR each nominee listed below**

Director and Nominee Experience and Qualifications

Coeur is a precious metals mining company that owns and operates a balanced portfolio of five mines in the United States, Mexico and Canada. The management of our business requires the balancing of many considerations, including strategic and financial growth and building long-term value for our stockholders, the cyclicality of commodities prices, the health and safety of our employees and business partners, environmental stewardship, building positive relationships with the communities in which we operate, ensuring compliance with laws and regulations in a heavily-regulated industry, and maintaining leading corporate governance and disclosure practices. Our Board believes that it should possess a combination of skills, professional experience and diversity of viewpoints necessary to oversee our business, together with relevant technical skills or financial acumen that demonstrates an understanding of the financial and operational aspects and associated risks of a large, complex organization like Coeur. Accordingly, the Board and the Nominating and Corporate Governance Committee (the "NCG Committee") consider the qualifications of incumbent directors and director candidates individually and in the broader context of the Board's overall composition and our current and future needs, including an incumbent director's or potential director's ability to contribute to the diversity of viewpoints and experience represented on the Board, and it reviews its effectiveness in balancing these considerations when assessing the composition of the Board.

As set forth in our Corporate Governance Guidelines, membership criteria include items relating to ethics, integrity and values, sound business judgment, strength of character, mature judgment, professional experience, industry knowledge and diversity of viewpoints, all in the context of an assessment of the perceived needs of the Board at that point in time. The Board and the NCG Committee have not formulated any specific minimum qualifications, but rather consider the factors described above. For incumbent directors, past performance and term of service on the Board are also considered. Among other things, the Board has determined that it is important to have individuals with the following skills and experiences on the Board:

Current and Former Chief Executive

Directors with experience in significant leadership positions possess strong abilities to motivate and develop people and understand the complexities and challenges of managing a large organization

Project Development/Management

The mining business is project intensive. Coeur benefits by having directors who have experience through the entire lifecycle of acquiring, developing and managing large and complex projects

Diversity (Gender or Ethnic)

We value a Board that reflects the diversity of our workforce and communities

Health, Safety and Environmental

Relevant because operating safely and protecting the environments in which we operate is our highest priority and critical to the success of our business

Government/Regulatory Affairs

We operate in a heavily regulated industry that is directly affected by governmental actions at the local, state and federal levels in the United States, Mexico and Canada

Capital Markets Experience

Facilitates analysis and understanding of proposed capital markets transactions, including risks and the impact to our existing capital structure

Legal

Facilitates assistance with the Board's oversight of our legal and compliance matters

Extractive Industry

Relevant given the industry in which we operate

Economic Trends and Policies

An understanding and awareness of economic trends and policies is critical since we mine and sell commodities and strive to maintain a strong and flexible balance sheet, and therefore have significant exposure to macroeconomic trends and changes in the economic policies of central banks and governments

U.S. Public Company Board Service

As a U.S.-based and New York Stock Exchange ("NYSE")-listed company, Directors who have experience serving on other U.S. public company boards generally are well prepared to fulfill the Board's responsibilities of overseeing and providing insight and guidance to management in the context of U.S. public company regulation and governance structures

Cyclical Industry

The mining sector, particularly precious metals mining, is cyclical, and stockholders and management benefit from the perspectives and experience of directors who have lead firms through several full business cycles

Board Composition and Refreshment

The Board seeks to identify and retain directors with deep knowledge and experience in the mining and natural resources sectors while also including an appropriate number of directors with perspectives from other industries and experience. The mining sector, particularly precious metals mining, is cyclical, and stockholders and management benefit from the perspectives and experience of directors who have led firms through several full business cycles. For instance, six of our ten director nominees have experience in the extractive sector while others bring significant business, risk management, government affairs and financial experience, including our Chairman, who has extensive experience in the home building industry, which is a capital-intensive and cyclical business not unlike precious metals mining. Directors who have served on the Board for an extended period of time also provide important perspective and insight based on industry experience and have a deep understanding of our long-term plans and strategic objectives.

For these reasons, the Board does not have a mandatory retirement age. The Board believes that directors should be evaluated on their unique perspective and experience and ability to contribute to the Board. As the chart below demonstrates, the Board is focused on maintaining a balance between longer serving directors with significant Coeur institutional knowledge and newer directors with complementary skills and expertise which allows for natural turnover and an appropriate pace of Board refreshment.

As part of the Board's ongoing efforts to seek this balance of skills, experience and tenure, in March 2019 and February 2018, the Board elected three new directors, Brian E. Sandoval in 2019 and Eduardo Luna and Jessica L. McDonald in 2018, to our Board. Each is highly qualified, adds to the diversity of experience of our Board including valuable legal, regulatory and government affairs experience in Nevada (Mr. Sandoval), where our Rochester mine and Sterling gold project and nearby Crown Block of deposits are located, and operating and government affairs experience in Mexico (Mr. Luna), where our largest mine is located, and British Columbia, Canada (Ms. McDonald), where our newest mine, the high-grade Silvertip mine, is located.

If all of the nominees are elected to the Board, the average tenure of the directors will be approximately nine years, with five directors having served approximately six years or fewer.

Tenure of Board Nominees



■ 0-6 Yrs   ■ 7-12 Yrs   ■ 13+ Yrs

Director Nomination Process

The NCG Committee reviews and makes recommendations regarding the composition and size of the Board. In identifying director candidates from time to time, the NCG Committee may focus on specific skills and experience of particular importance at the time in order to enhance the overall balance and effectiveness of the Board. The NCG Committee assesses new director candidates and incumbent directors against the key director qualifications identified by the Board as our needs evolve and change over time.

The Board considers candidates identified by search firms it retains or consults with periodically, recommended by current directors and stockholders, and through other methods. The NCG Committee has adopted a policy pursuant to which significant long-term stockholders may recommend a director candidate. See page 29 for more details.

2019 Board Refreshment – Brian E. Sandoval
Many of our directors met Mr. Sandoval when he was serving as Governor of Nevada, arising from interactions between the Board and Mr. Sandoval related to the Company's Rochester mine in Nevada. As the end of Mr. Sandoval's term as governor approached, our Chairman, Robert E. Mellor, and our CEO, Mitchell J. Krebs, informally discussed with Mr. Sandoval the possibility of him joining the Company's Board. Given Mr. Sandoval's experience as governor, the Board believed he would bring a number of important skills and perspectives to the Board, including chief executive experience, having served as the chief executive of the State of Nevada, government and regulatory affairs, mining industry experience (given the importance and prevalence of mining in Nevada and Mr. Sandoval's experience interacting with and regulating the mining industry as governor), health, safety and environmental experience (given his familiarity with regulatory requirements and good industry practices, and his experience presiding over environmental cases as a federal judge) and other important leadership skills. In addition, Mr. Sandoval further enhances the ethnic diversity on the Board due to his Hispanic heritage. Following the end of Mr. Sandoval's term as governor in early 2019, discussions accelerated, and directors had the opportunity to meet with Mr. Sandoval, including a joint meeting involving all members of the NCG Committee and other directors. The Company also completed a formal background check on Mr. Sandoval and held discussions with his references. Following all of those actions, after careful consideration the NCG Committee and the Board determined that Mr. Sandoval would be a valuable member of the Board and recommended and elected him to the Board and the EHSCR Committee effective March 8, 2019.

2018 Board Refreshment – Eduardo Luna and Jessica L. McDonald
In 2017, against the backdrop of the growing importance of the Palmarejo complex in Mexico within the Company's portfolio of mines and the acquisition of the Silvertip mine in British Columbia, Canada, the Board determined that adding new directors with relevant experience in precious metals mining and Mexico and British Columbia government relations and regulatory matters would benefit the Board. After consulting several outside parties, Mr. Luna and Ms. McDonald were identified among a small group of candidates as individuals who possessed the specific criteria described above. Mr. Luna and Ms. McDonald also possessed many of the other key skills and experiences discussed on page 14 in "Director and Nominee Experience and Qualifications". Over a period of several months, Messrs. Mellor and Krebs and, later, the rest of the Board and the entire senior management team carefully assessed the candidacies of Mr. Luna and Ms. McDonald through a series of meetings and conversations with the candidates. In addition, the Company completed a formal background check and discussed each candidate with references who were provided by the candidate and with other individuals who had experience working with or were otherwise familiar in a professional context with Mr. Luna or Ms. McDonald. After careful consideration by the NCG Committee and the Board, the candidacies of Mr. Luna and Ms. McDonald were recommended and approved, and the new directors were elected by the Board effective February 9, 2018.

Director Nomination Process



Candidate Evaluation

The background, experience, skills, independence and other relevant characteristics of recommended candidates are considered by the NCG Committee, and the Committee decides whether to recommend the candidate.



Board of Directors

The Board evaluates candidates recommended by the NCG Committee and considers current Board composition and the current and long-term needs of the Board.



Stockholders

At the Annual Meeting, stockholders vote on the nominees submitted by the Board. Directors are elected for one-year terms under a majority voting standard.

Adoption of Proxy Access

The NCG Committee has followed the evolution and increasing prevalence of proxy access. Accordingly, on the recommendation of the NCG Committee and the approval of the Board, in March 2019 the Board proactively adopted proxy access by amending the Company's Bylaws to permit a stockholder, or group of no more than 20 stockholders, who have owned at least 3% of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials for an annual meeting of stockholders, one or more director nominees up to the greater of two nominees or 20% of the Board, provided that the stockholder(s) and the director nominee(s) satisfy the requirements specified in the Bylaws, including continued ownership of the Company's common stock by the stockholder(s) at the required level through the relevant annual meeting of stockholders. These amendments will apply starting with the 2020 annual meeting of stockholders.

Evaluation Process for Current Directors

Before recommending an incumbent director for re-nomination, the committee considers each incumbent director's experience, qualifications and past tenure and contributions to the Board. The committee's annual review of existing directors includes the following considerations:

▶ *Key Attributes* – Representing the interests of stockholders; assessing major risks facing the Company; ensuring processes are in place for maintaining the integrity of the Company, its financial statements, its compliance with law and ethics, its relationships with third parties, and its relationships with other stakeholders; and selecting, evaluating, retaining and compensating a well-qualified CEO and overseeing succession planning.

▶ *Independence* – Considering whether the interests or affiliations of a director are not in compliance with applicable laws or stock exchange requirements or could compromise the independence and integrity of an independent director's service on behalf of stockholders, including the director's relationships with the Company that would interfere with the director's exercise of independent judgment.

▶ *Commitment and Performance* – Willingness and ability to devote the time necessary to serve as an effective director.

In addition, the Board and each of its committees conduct an annual self-evaluation process to evaluate its effectiveness in fulfilling its obligations. This process involves a discussion during an in-person meeting by the Board and each committee of directors' observations arising from questions provided in advance of the meeting as well as one-on-one meetings between Mr. Mellor, Chairman of the Board, and each director, covering Board and committee composition, organization and effectiveness of meetings and communication, each director's personal contribution to the Board and committees he or she serves, effectiveness of the Board and committees in executing their responsibilities, controls and ethics of the Board and its committees, and sufficiency of the level of internal and external support provided to the Board and its committees. In 2018, each director participated in the annual self-evaluation.

In recent years, the Board enhanced its self-evaluation process by bringing in a third party to facilitate the Board's self-evaluation discussion. Key actions arising from these discussions included a focus on adding relevant skills and experiences to the Board, which culminated in the elections of Mr. Luna and Ms. McDonald in 2018 and Mr. Sandoval in 2019, and allocation of more time to executive sessions during Board meetings.

Majority Vote Standard for the Election of Directors

According to our Bylaws, in an uncontested election, each director will be elected by a vote of the majority of the votes cast, which means the number of votes cast "for" a director's election must exceed the number of votes cast "against" that director.

If a nominee for director does not receive the vote of at least a majority of votes cast at the Annual Meeting, it is the policy of the Board that the director must tender his or her resignation. The NCG Committee will then make a recommendation to the Board whether to accept or reject the tendered resignation, or whether other action should be taken, taking into account all of the relevant facts and circumstances. The director who has tendered his or her offer of resignation will not take part in the proceedings with respect to his or her resignation offer. For additional information, our Corporate Governance Guidelines are available on the Corporate Governance page of our website, *www.coeur.com/company/corporate-governance/*, and to any stockholder who requests them.

Director Nominees

The ten individuals named below have been nominated to be elected as directors at the Annual Meeting, each to serve for one year and until his or her successor is elected and qualified. All of the nominees were elected to the Board at the 2018 Annual Meeting, with the exception of Mr. Sandoval, who was elected to the Board in March 2019. Proxies will be voted at the Annual Meeting FOR the election of each of the ten persons named below unless marked AGAINST or ABSTAIN. We do not contemplate that any of the persons named below will be unable, or will decline, to serve; however, if any such nominee is unable or declines to serve, the persons named in the accompanying proxy may vote for a substitute, or substitutes, in their discretion, or the Board may reduce its size.

Robert E. Mellor



Age: 75

Director Since: 1998

Experience:

- ► Former Chairman, Chief Executive Officer and President of Building Materials Holding Corporation (distribution, manufacturing and sales of building materials and component products) from 1997 to January 2010, director from 1991 to January 2010

- ► Member of the Board of Directors of Monro Muffler/Brake, Inc., an auto service provider, since August 2010, as independent Chairman of the Board of Directors since June 2017 and as lead independent director from April 2011 to June 2017

- ► Member of the Board of Directors of CalAtlantic Group, Inc., a national residential home builder, from October 2015 to February 2018, when CalAtlantic was acquired by Lennar Corporation; member of the Board of Directors of The Ryland Group (national home builder, merged with another builder to form CalAtlantic) from 1999-October 2015

- ► Former member of the Board of Directors of Stock Building Supply Holdings, Inc., a lumber and building materials distributor, from March 2010 until December 2015 when it merged with another company

Education:

- ► Earned a Bachelor of Arts degree in Economics from Westminster College (Missouri)

- ► Earned a Juris Doctor degree from Southern Methodist University School of Law

Expertise:

- ► As the former Chairman and Chief Executive Officer of Building Materials Holding Corporation, Mr. Mellor brings to the Board leadership, risk management, cyclical industry, talent management, operations, capital markets, mergers & acquisitions and strategic planning experience.

- ► Mr. Mellor also brings to the Board public company board experience through his service on the board of Monro Muffler/Brake, Inc., and former service with CalAtlantic Group, Inc., The Ryland Group, Inc. and Stock Building Supply Holdings, Inc.

Linda L. Adamany



Age: 67

Director Since: 2013

Experience:

► Served at BP plc, a multinational oil and gas company, in several capacities from July 1980 until her retirement in August 2007, most recently from April 2005 to August 2007 as a member of the five-person Refining & Marketing Executive Committee responsible for overseeing the day-to-day operations and human resource management of BP plc's Refining & Marketing segment, a $45 billion business at the time

► Member of the Board of Directors of Jefferies Financial Group Inc. (formerly known as Leucadia National Corporation), a diversified holding company engaged in a variety of businesses, since March 2014, and a member of the Board of Directors of Jefferies Group Inc., a wholly-owned subsidiary of Jefferies Financial Group Inc., since November 2018

► Non-executive director of Wood plc, a company that provides project, engineering and technical services to energy and industrial markets, since October 2017. Ms. Adamany has given notice of her intent to resign from the Board of Wood plc, effective May 1, 2019

► Non-executive director of BlackRock Institutional Trust Company, since March 2018

► Non-executive director of Amec Foster Wheeler plc, an engineering, project management and consultancy company, from October 2012 until October 2017, when Amec Foster Wheeler was acquired by Wood Group plc

► Former member of the Board of Directors of National Grid plc, an electricity and gas generation, transmission and distribution company, from November 2006 to November 2012

► Ms. Adamany was selected as one of Women Inc. Magazine's 2018 Most Influential Corporate Directors

► Ms. Adamany is a Certified Public Accountant

Education:

► Holds a degree in Accounting from John Carroll University (Magna Cum Laude)

► Completed executive education studies at Harvard University, University of Cambridge, and Tsing Hua University (China)

Expertise:

► Ms. Adamany brings to the Board leadership, financial and accounting expertise, strategic planning experience, and experience in the extractive resources industry and with cyclical businesses through her positions with BP plc and project management experience as director of Wood plc and Amec Foster Wheeler plc

Sebastian Edwards



Age: 65

Director Since: 2007

Experience:

► Henry Ford II Professor of International Business Economics at the Anderson Graduate School of Management at the University of California, Los Angeles (UCLA) from 1996 to present

► Co-Director of the National Bureau of Economic Research's Africa Project from 2009 to present

► Chief Economist for Latin America at the World Bank Group from 1993 to 1996

► Taught at IAE Universidad Austral in Argentina and at the Kiel Institute from 2000 to 2004

► Member of the Board of Moneda Asset Management, an investment management firm in Chile

► Member of the Board, Centro de Estudios Publicos, Chile

Education:

► Earned an *Ingeniero Comercial* degree and became a *Licenciado en Economia* at the Universidad Católica de Chile

► Earned an MA and PhD in economics from the University of Chicago

Expertise:

► As a professor of International Business, as well as through various positions relating to Latin American economies, Mr. Edwards brings to the Board international, government, economic and financial experience, all of which are beneficial to the board, which operates in an industry that is subject to macro-economic trends and events

Randolph E. Gress



Age: 63

Director Since: 2013

Experience:

► Retired Chairman, from November 2006 until January 2016, and former director, from August 2004 until January 2016, and Chief Executive Officer, from 2004 until December 2015, of Innophos Holdings, Inc., a leading international producer of performance-critical and nutritional specialty ingredients for the food, beverage, dietary supplements, pharmaceutical and industrial end markets

► Various positions with Rhodia SA, a group that specializes in fine chemistry, synthetic fibers and polymers, from 1997 to 2004, including Global President of Specialty Phosphates and Vice President and General Manager of the North American Sulfuric Acid and Regeneration businesses

► Various roles at FMC Corporation, from 1982 to 1997, including Corporate Strategy and various manufacturing, marketing and supply chain positions

Education:

► Earned a B.S.E. in Chemical Engineering from Princeton University

► Earned an M.B.A. from Harvard University

Expertise:

► Mr. Gress is a seasoned industrial executive with a wide range of international, mergers & acquisitions, capital markets, operations, strategic planning, financial/accounting, government/regulatory and legal experience as well as mining experience (phosphates)

Mitchell J. Krebs



Age: 47

Director Since: 2011

Experience:

► President and Chief Executive Officer of Coeur Mining, Inc., since 2011. Mr. Krebs joined Coeur in 1995 after spending several years in the investment banking industry in New York. Mr. Krebs held various positions in the corporate development department, including Senior Vice President of Corporate Development. In March 2008, Mr. Krebs was named Chief Financial Officer, a position he held until being appointed President and CEO

► Member of the Board of Directors of Kansas City Southern Railway Company since May 2017 (Audit Committee; Finance Committee)

► Member of the Board of the National Mining Association (Executive Committee; Chairman of Audit and Finance Committee)

► Past President of The Silver Institute

Education:

► Holds a B.S. in Economics from the Wharton School at the University of Pennsylvania

► Holds an M.B.A. from Harvard University

Expertise:

► Mr. Krebs brings leadership, industry, capital markets, mergers & acquisitions, and strategic planning experience, as well as his in-depth knowledge of Coeur through the high-level management positions he has held with Coeur over the years

Eduardo Luna



Age: 73

Director Since: 2018

Experience:

► Member of the Board of Directors of Wheaton Precious Metals Corp., a precious metals streaming company, since 2004, Chairman of the Board of Directors, from 2004 to 2009, interim Chief Executive Officer, from October 2004 to April 2006, and Executive Vice President from 2002 to 2005

► Chairman of the Board of Directors of Rochester Resources Ltd., an exploration stage company, a junior natural resources company with assets in Mexico

► Member of the Board of Directors of DynaResource, Inc., an exploration stage precious metals company, and special advisor to the president of its wholly-owned Mexican subsidiary

► Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato

► Member of the Board of Directors of Primero Mining Corp., a precious metals mining company, from 2008 to 2016, and several senior management roles during that period, including Executive Vice President and President (Mexico), and President and Chief Operating Officer

► Executive Vice President of Goldcorp Inc., from March 2005 to September 2007

► President of Luismin, S.A. de C.V., from 1991 to 2007

Education:

► Earned a Bachelor in Science in Mining Engineering from Universidad de Guanajuato

► Earned a M.B.A. from Instituto Tecnologico de Estudios Superiores de Monterrey

► Earned an Advanced Management Degree from Harvard University

Expertise:

► Mr. Luna brings extensive mining industry, executive leadership, public company board, project development/management and cyclical business experience through his roles with Luisman, Goldcorp, Primero and Wheaton, among others, as well as experience with Mexican government relations and regulatory matters, which is particularly valuable given the significance to Coeur of the Palmarejo complex

Jessica L. McDonald



Age: 50

Director Since: 2018

Experience:

- ► Chair of Board of Directors of Canada Post Corporation, the national postal service of Canada, since December 2017, and interim President and Chief Executive Officer from April 2018 to March 2019

- ► Chair of the Board of Directors of Trevali Mining Corporation, a Canadian zinc-focused base metals mining company, since March 2019, and member of the Board of Directors since October 2017

- ► Member of the Board of Directors of Hydro One Limited, an electricity transmission and distribution utility serving the Canadian province of Ontario, since August 2018

- ► President and Chief Executive Officer from 2014 to 2017 of the British Columbia Hydro and Power Authority, a provincial Crown Corporation that operates generation, transmission and distribution infrastructure to deliver electricity to four million customers in British Columbia, Canada, and which generated total revenues of $5.87 billion in 2017

- ► Member of the Board of Directors of the Greater Vancouver Board of Trade since 2016

- ► Member of the Board of Directors of Insurance Corporation of British Columbia from 2014 to 2016

- ► Chair of the Board of Directors of Powertech Labs, one of the largest testing and research laboratories in North America, from 2014 to 2017

- ► Member of the Board of Directors of Powerex Corp., a key participant in energy trading markets in North America from 2014 to 2017

- ► Executive Vice President of Heenan Blaikie Management Ltd. from 2010 to 2013

- ► Various positions in the British Columbia, Canada, government, including as Deputy Minister to the Premier, Cabinet Secretary and Head of the British Columbia Public Service from 2005 to 2009

- ► Named to Canada's Top 100 Most Powerful Women Hall of Fame

- ► Fellow at Stanford University, Center for Energy Policy and Finance, from 2017 to 2018

- ► Appointed to the Member Council of Sustainable Development Technology Canada

Education:

- ► Holds a Bachelor of Arts degree from the University of British Columbia

- ► Holds an ICD.D Designation from the Institute of Corporate Directors at the Rotman School of Management, University of Toronto

Expertise:

- ► Ms. McDonald brings extensive leadership, project development/management, and health, safety and environmental experience, including as the President and CEO of British Columbia Hydro and Power Authority and various prominent roles with the British Columbia government and as a director of several companies. Ms. McDonald's experience with British Columbia government relations and regulatory matters is particularly relevant in light of Coeur's acquisition in 2017 of the Silvertip silver-zinc-lead mine in British Columbia

John H. Robinson



Age: 68

Director Since: 1998

Experience:

► Chairman of Hamilton Ventures LLC, a venture capital firm, since founding the firm in 2006

► Member of the Board of Directors of Alliance Resource Management GP, LLC, a coal mining company

► Member of the Board of Directors of Federal Home Loan Bank of Des Moines, a financial services cooperative

► Member of the Board of Directors of Olsson Associates, an engineering consulting firm

► Chief Executive Officer of Nowa Technology, Inc., a development and marketing of environmentally sustainable wastewater treatment technology company, from 2013 to 2014

► Chairman of EPC Global, Ltd., an engineering staffing company, from 2003 to 2004

► Executive Director of Amey plc, a British business process outsourcing company, from 2000 to 2002

► Vice Chairman of Black & Veatch Inc., an engineering and construction, from 1998 to 2000. Mr. Robinson began his career at Black & Veatch and was Managing Partner prior to becoming Vice Chairman

Education:

► Holds a Master of Science degree in Engineering from the University of Kansas

► Graduate of the Owner-President-Management Program at the Harvard Business School

Expertise:

► As a senior corporate executive in the engineering and consulting industries, and a director in the resource extraction and financial industries, Mr. Robinson brings to the Board leadership, project development/management, industry, cyclical business and capital markets experience. Mr. Robinson also brings to the Board U.S. public company board experience

Brian E. Sandoval



Age: 55

Director Since: 2019

Experience:

► President of Global Gaming Development, MGM Resorts International, a global hospitality and entertainment company, since January 2019

► Governor of the State of Nevada from January 2011 to January 2019

► Chair of the National Governors Association from July 2017 to July 2018

► Federal Judge, U.S. District Court for the District of Nevada from 2005 to 2009

► Nevada Attorney General from 2003 to 2005

► Member of the Nevada Gaming Commission and Tahoe Regional Planning Agency from 1998 to 2001

► Member of the Nevada Assembly (and Natural Resources Committee) from 1994 to 1998

Education:

► Holds a Bachelor of Arts degree in English and a minor in Economics from the University of Nevada, Reno

► Holds a Juris Doctor degree from the Ohio State University Moritz College of Law

Expertise:

► As the former Governor of Nevada, Mr. Sandoval brings an important perspective and significant government and regulatory affairs experience in a jurisdiction where Coeur owns several important assets, including the Rochester Mine and the Sterling Project, as well as significant leadership and chief executive experience, mining industry experience, and health, safety and environmental experience. Mr. Sandoval also brings legal experience as a former federal judge and practicing attorney in Nevada

J. Kenneth Thompson



Age: 67

Director Since: 2002

Experience:

► President and Chief Executive Officer of Pacific Star Energy LLC, a privately held firm that is a passive holder of oil lease royalties in Alaska, from September 2000 to present, including, from 2004 to present, royalties held by Alaska Venture Capital Group LLC from its prior oil and gas exploration and development activities

► Chairman of the Board of Pioneer Natural Resources Company, a large independent oil and gas company

► Presiding (Lead) Director of the Board of Directors of Tetra Tech, Inc., an engineering consulting firm

► Member of the Board of Directors of Alaska Air Group, Inc., the parent corporation of Alaska Airlines, Virgin America Airlines and Horizon Air

► Executive Vice President of ARCO's Asia Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from 1998 to 2000

► President and Chief Executive Officer of ARCO Alaska, Inc., the oil and gas producing division of ARCO based in Anchorage, from June 1994 to January 1998

► Selected in 2019 as one of the 100 most influential corporate directors by the National Association of Corporate Directors

Education:

► Earned a Bachelor of Science Degree and Honorary Professional Degree in Petroleum Engineering from the Missouri University of Science & Technology

Expertise:

► Through Mr. Thompson's various executive positions, including the role of Chief Executive Officer, he brings to the Board leadership, risk management, project development/management, engineering, strategic planning, natural resources/extractive industry and extensive health, safety and environmental experience. Mr. Thompson also has government and regulatory experience through his work in other highly-regulated industries such as the oil and gas, energy, and airline industries, possesses extensive U.S. public company board experience. Mr. Thompsons's experience in the oil and gas and airline industries also provide extensive experience with cyclical businesses

Meeting Attendance

Our Board met seven times during 2018. Each incumbent director who served in 2018 attended at least 83% of the meetings of the Board and 90% of the meetings of committees on which he or she served.

We have a policy that encourages directors to attend each annual meeting of stockholders, absent extraordinary circumstances. All ten directors then in office attended the 2018 Annual Meeting.

Committees of the Board of Directors

The Board has established an Audit Committee, a Compensation and Leadership Development Committee ("CLD Committee"), a Nominating and Corporate Governance Committee ("NCG Committee") and an Environmental, Health, Safety and Corporate Responsibility Committee ("EHSCR Committee"). Each committee functions under a written charter adopted by the Board, copies of which are available on the Corporate Governance page of our website, currently *www.coeur.com/company/corporate-governance/*, and to any stockholder who requests them. In addition, the Board has established an Executive Committee in accordance with our Bylaws, the relevant provisions of which are available on the Corporate Governance page of our website, currently *www.coeur.com/company/corporate-governance/*, and to any stockholder who requests them.

The current members, responsibilities and the number of meetings held in 2018 of each of these committees are shown below:

Audit Committee	Key Responsibilities
Committee Members Linda L. Adamany 🔲🔲 Sebastian Edwards Randolph E. Gress Jessica L. McDonald Number of meetings in 2018: 7	Reviewing and reporting to the Board with respect to the oversight of various auditing and accounting matters and related key risks, including: ► The selection and performance of our independent registered public accounting firm; ► The planned audit approach; ► The nature of all audit and non-audit services to be performed; ► Accounting practices and policies; and ► The performance of the internal audit function. **Independence and Financial Literacy** ► The Board has determined that each member of the Audit Committee is independent as defined by the NYSE listing standards and Coeur's independence standards, which are included as part of Coeur's Corporate Governance Guidelines, as well as additional, heightened independence criteria under the NYSE listing standards and SEC rules applicable to Audit Committee members. ► All members of the Audit Committee satisfy the NYSE's financial literacy requirement. ► The Board has determined that Ms. Adamany is an Audit Committee Financial Expert (as defined by SEC rules), as a result of her knowledge, abilities, education and experience

🔲 Chair
🔲 Audit Committee Financial Expert

Compensation and Leadership Development Committee

Committee Members

John H. Robinson [C]
Kevin S. Crutchfield
Sebastian Edwards
Randolph E. Gress
Robert E. Mellor

Number of meetings in 2018: 6

Key Responsibilities

► Approving, together with the other independent members of the Board, the annual compensation for our CEO.

► Approving the annual compensation of the non-CEO executive officers.

► Reviewing and making recommendations to the Board with respect to compensation of the directors, our equity incentive plans and other executive benefit plans.

► Overseeing risk management of our compensation programs and executive succession planning.

Independence

► The Board has determined that each member of the CLD Committee is independent as defined by the NYSE listing standards and Coeur's independence standards, which are included as part of Coeur's Corporate Governance Guidelines, as well as additional, heightened independence criteria under the NYSE listing standards applicable to the CLD Committee members, SEC rules and applicable provisions of the Internal Revenue Code.

Nominating and Corporate Governance Committee

Committee Members

Robert E. Mellor [C]
Randolph E. Gress
John H. Robinson
J. Kenneth Thompson

Number of meetings in 2018: 6

Key Responsibilities

► Identifying and recommending to the Board nominees to serve on the Board.

► Establishing and reviewing corporate governance guidelines.

► Reviewing and making recommendations to the Board and oversight of risk management with respect to corporate governance matters.

Independence

► The Board has determined that each member of the NCG Committee is independent as defined by the NYSE listing standards and Coeur's independence standards, which are included as part of Coeur's Corporate Governance Guidelines

Environmental, Health, Safety and Corporate Responsibility Committee

Committee Members

J. Kenneth Thompson [C]
Linda L. Adamany
Kevin S. Crutchfield
Eduardo Luna
Jessica L. McDonald
Brian E. Sandoval

Number of meetings in 2018: 5

Key Responsibilities

Reviewing the Company's EHSCR policies and management systems, the scope of the Company's potential EHSCR risks and liabilities, including with respect to:

► Environmental permitting, compliance and stewardship.

► Employee and contractor safety and health.

► Corporate social responsibility and community relations.

► Compliance with EHSCR laws, rules and regulations.

Independence

► The Board has determined that each member of the EHSCR Committee is independent as defined by the NYSE listing standards and Coeur's independence standards, which are included as part of Coeur's Corporate Governance Guidelines.

Executive Committee	Key Responsibilities
Committee Members Robert E. Mellor [c] Mitchell J. Krebs John H. Robinson J. Kenneth Thompson Number of meetings in 2018: **0**	► Acting in place of the Board on limited matters that require action between Board meetings.

[c]   Chair

Board Leadership and Independent Chairman

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The Board understands that there is no single, generally accepted approach to providing Board leadership, and that given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. An independent, non-executive Chairman has been determined by the Board to be optimal at the present time, because that structure provides independent Board leadership and allows the CEO to concentrate on our business operations. Currently, Mr. Mellor serves as independent Chairman of the Board. Mr. Krebs serves as President, CEO and Director.

The Board and NCG Committee review the structure of Board and Company leadership as part of its annual review of the succession planning process. The Board believes that a separate Chairman and CEO, together with an Audit Committee, CLD Committee, NCG Committee and EHSCR Committee, each consisting entirely of independent directors, is the most appropriate leadership structure for the Board at this time.

Director Independence

The Board has determined that each director other than Mr. Krebs, our President and CEO, is independent within the meaning of applicable NYSE listing standards and rules and our independence standards, which are included as part of our Corporate Governance Guidelines. The Board has further determined that the Audit Committee, CLD Committee, NCG Committee and EHSCR Committee are composed solely of independent directors, and members of the Audit and CLD Committees satisfy additional, heightened independence criteria applicable to members of those committees under the NYSE listing standards and SEC rules. Consequently, independent directors directly oversee such important matters as our financial statements, executive compensation, the selection and evaluation of directors and the development and implementation of our corporate governance programs and our health and safety, environmental and community relations programs and compliance.

In determining the independence of directors, the Board (with the assistance of the General Counsel and based upon the recommendation of the NCG Committee) undertakes a rigorous annual review of the independence of all non-employee directors. Each non-employee director annually provides the Board with information regarding the director's business and other relationships with Coeur and its affiliates, and with senior management and their affiliates, to enable the Board to evaluate the director's independence. In the course of the annual determination of the independence of directors, the Board (with the assistance of the General Counsel and based upon the recommendation of the NCG Committee) evaluates all relevant information and materials, including any relationships between Coeur and any other company where one of our non-employee directors also serves as a director. In particular, the Board considered the potential impact of the longer tenures on the independence of Messrs. Mellor, Robinson, Edwards and Thompson. Each director has significant experience serving Coeur in different economic environments and under multiple management teams, which provides them with experience and perspective that is highly valuable in providing strong leadership to a company in our industry. Accordingly, the Board has determined that each is independent because each satisfies all applicable legal and stock exchange criteria for independence and continues to be an effective director who fulfills his responsibilities with integrity and independence of thought.

Meetings of Non-Management Directors

Non-management members of the Board regularly hold executive sessions at Board meetings without members of management being present. Mr. Mellor, the independent Chairman of the Board, presides over each such meeting. Following the Board self-evaluation process in 2017, the number and length of Board executive sessions was increased in 2018 to allow for more fulsome discussion among directors.

Director Education and Development

Continuing education is provided for all directors through board materials and presentations, discussions with management, visits to our sites and other sources. In 2018, directors were provided concentrated educational and development programs at Board meetings and through online training opportunities covering mining exploration, cybersecurity, anti-discrimination and anti-harassment, conflicts of interest and social media use. Several of our directors also attended programs focused on topics that are relevant to their duties as a director, including corporate governance, succession planning, diversity and inclusion, ethics, anti-corruption, cyber security, corporate strategy, stockholder activism, stockholder engagement, executive compensation, annual meetings and proxy statements, technology, economic developments and current affairs.

Policy Regarding Director Nominating Process

The NCG Committee has adopted a policy pursuant to which a stockholder who has owned at least 1% of our outstanding shares of common stock for at least two years may recommend a director candidate that the committee will consider when there is a vacancy on the Board either as a result of a director resignation or an increase in the size of the Board. Such recommendation must be in writing addressed to the Chairman of the NCG Committee at our principal executive offices and must be received by the Chairman at least 120 days prior to the anniversary date of the release of the prior year's proxy statement. Although the NCG Committee has not formulated any specific minimum qualifications that it believes must be met by a nominee that the NCG Committee recommends to the Board, the NCG Committee will take into account the factors discussed under "Director and Nominee Experience and Qualifications" on page 14. The NCG Committee would evaluate any stockholder nominee according to the same criteria as a nominee from any other source.

In addition, in March 2019 the Board proactively adopted proxy access by amending the Company's Bylaws to permit a stockholder or group of no more than 20 stockholders who have owned at least 3% of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials for an annual meeting of stockholders, one or more director nominees up to the greater of two nominees or 20% of the Board, provided that the stockholder(s) and the director nominee(s) satisfy the requirements specified in the Bylaws, including continued ownership of the Company's common stock by the stockholder(s) at the required level through the relevant annual meeting of stockholders. These amendments will apply starting with the 2020 annual meeting of stockholders.

Management Succession Planning and Talent Development

The Board oversees the recruitment, development, and retention of our senior executives. Significant focus is placed on succession planning both for key executive roles and also deeper into the organization. In-depth discussions occur multiple times per year in meetings of the Board, CLD Committee and NCG Committee, including in executive sessions to foster candid conversations. Directors have regular and direct exposure to senior leadership and high-potential employees during Board and committee meetings and through other informal meetings and events held during the year.

As a result of this process, the executive team had identified Terrence F.D. Smith (who was then serving as the Company's Vice President, North American Operations) as having the potential to one day lead the Company's Operations function. Emilie C. Schouten, Senior Vice President, Human Resources, in consultation with and under the direction of our CEO, Mr. Krebs, created and implemented a multi-year development strategy for Mr. Smith, to enable him to be in a position to assume leadership of Operations when needed. Mr. Krebs and Ms. Schouten provided regular updates to the CLD Committee and the Board on Mr. Smith's development and readiness. Our internal succession planning process also gave us the clarity to understand in advance that a new Chief Financial Officer would need to be recruited externally in anticipation of the retirement of Peter C. Mitchell, who retired as Chief Financial Officer on December 31, 2018. This process provided us with ample time to conduct a thorough recruitment process, which involved the consideration of a number of potential candidates and a series of meetings and conversations involving executive management and Board members with a number of finalists, which ultimately concluded with the successful recruitment of Thomas S. Whelan and approval of his appointment by the Board. We believe the processes by which Messrs. Smith and Whelan came to be appointed as leaders of our Operations and Finance teams, respectively, demonstrates the effectiveness of our proactive succession planning and talent development strategy.

Board Oversight of Long-Term Strategy

The Board and management frequently discuss the long-term strategy of the Company. A significant amount of time is dedicated to strategy at each regular Board meeting, a focused review of strategy occurs annually at the May Board meeting, and the Board considers alignment of key initiatives with the Company's strategy when approving significant actions. In addition, the Board regularly invites leading investment banking firms and equity research analysts in our sector, precious metals research analysts and senior government officials to present to the Board to provide insights on the industry and the broader economy to consider in setting and overseeing long-term strategy.

Stockholder Outreach and Engagement

We view our relationship with our stockholders as a critical part of our corporate governance profile. Among other things, proactive engagement with our stockholders helps us to understand expectations for our performance, maintain transparency, and shape corporate governance and compensation policies. In 2018, we contacted all stockholders who owned at least 0.15% of our aggregate outstanding shares of common stock (as of June 30, 2018), representing approximately 61.6% of our aggregate outstanding shares of common stock, and engaged with all who responded to our invitation to discuss executive compensation and ESG matters. This led to focused discussions between senior executives and, in some cases, directors, and the stockholders who accepted our invitation, which gave us valuable feedback on key issues and specific elements of our programs. Stockholder feedback is reported to and discussed with our Board and relevant committees. In 2018 we increased our focus and efforts on incorporating ESG factors into our long-term business strategy and incentive compensation programs and better communicating our ESG practices and performance with investors and other stakeholders. We also acted upon feedback on topics such as Board gender diversity and refreshment and proxy access.

Also in 2018, we conducted meetings and conference calls with investors and analysts, several of which were attended by our Chairman, participated in invitation-only investment conferences, hosted Coeur Investor Day events in New York City and Toronto, which featured presentations about our operating and financial performance, key initiatives, our strategy, and ESG matters, and held the 2018 Annual Stockholders' Meeting. In total in 2018, management conducted 14 presentations, held 126 one-on-one and group meetings with investors, and hosted 4 conference calls with investors and analysts allowing for questions and answers with management. In addition, the Company responded to questions from investors and analysts by telephone and email throughout the year.

We believe this combined approach has resulted in constructive feedback and input from stockholders and we intend to continue these efforts.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

The Board has adopted Corporate Governance Guidelines and a Code of Business Conduct and Ethics (the "Code") in accordance with NYSE corporate governance standards. We believe our Code, which was refreshed in 2017, aligns with our purpose statement of *"We Pursue a Higher Standard"* by expecting all of our directors, officers and employees to seek and deliver a higher standard of honesty, ethics and integrity in every aspect of our business and throughout our organization. Copies of our Corporate Governance Guidelines and Code are available on the Corporate Governance page of our website, *www.coeur.com/company/corporate-governance/*, and to any stockholder who requests them. We have previously provided, and intend to provide in the future, amendment information to these documents and any waivers from our Code by posting to our website.

Responsibility

At Coeur, the first component of our purpose statement, *We Pursue a Higher Standard*, is to **Protect** our people, places and planet. Our purpose statement is the foundation for our decision making, and health, safety, environmental and social responsibility considerations are interwoven with our strategic planning, from our day-to-day decision making and operations to strategic life of mine decisions in planning, designing, operating and closing our mines. In 2018, we conducted a materiality assessment regarding ESG matters and improved our data tracking in conjunction with this assessment, striving to measure what matters.

► *Environment* – Coeur is committed to environmental excellence and responsible development so that we are able to meet the needs of today without compromising the needs of future generations. We maintain compliance with applicable environmental laws and regulations through policies, risk management and internal controls and apply best practices in our environmental stewardship where we operate. Coeur proactively seeks to reduce our environmental footprint through efforts such as minimizing surface disturbance, beneficially reusing water, reducing energy consumption year-over-year and practicing concurrent reclamation at our sites.

Our focus on reduction in spills and water usage for 2018 provide specific examples to support our overarching ESG commitment. At Coeur, we align compensation with these values. 7.5% of the 2018 AIP opportunity was tied to a reduction in significant spills compared to the prior year, and in 2018, we achieved a 70% reduction compared to 2017.

Our operational water demands from ground, surface, and municipal sources have decreased by 70% from 2013 to 2018, and total source withdrawals were reduced 66% from 2017 to 2018. These decreases were achieved by beneficially reusing water in our operations, such as using precipitation and recycling water in our leaching processes or re-using treated tailings water for milling and process makeup. In addition to decreasing use enterprise-wide through water management strategies, the sale of the San Bartolomé mine in Bolivia, which was our greatest consumer of water, was a big driver of this change.

► *Social Responsibility – Our People* – Our principles of *Protect, Develop and Deliver* apply to our most valuable resource – people. Safety is at the foundation of everything we do. We believe in everyone returning home safely every day, and we are proudly certified under the CoreSafety program through the National Mining Association. Unfortunately, we were unable to meet the goal of zero safety accidents in 2018 and suffered three fatalities from accidents at our Palmarejo complex in

Mexico. In an effort to enhance safety culture, Palmarejo implemented SafeStart, a proven safety and human error reduction method that is designed to reduce unsafe and at-risk decisions by making safety personal. The system is specific to Palmarejo, but we see opportunities to enhance our health and safety systems across sites with behavior-based, employee-led programs focusing on human error reduction. In 2018, Coeur initiated IMPACT training, a leadership program for frontline supervisors that complements in-person training with cross-site networking, mentorship and practical application over one year. The first cohort of 20 leaders graduated in October 2018, and two additional cohorts will graduate in 2019.

Companywide, we have consistently outperformed the mining industry's widely-used safety standard, achieving a 68% reduction in employee and contractor Total Reportable Injury Frequency Rate ("TRIFR") from 2012 to 2018.



Source: Mine Safety & Health Administration

► **Social Responsibility – Our Communities** – Coeur creates value in the communities that host our five wholly-owned operations and across all locations where Coeur maintains a presence. We invest in our communities through local hiring, local procurement, supporting community organizations and sustainable development. 70% of our people are local to Coeur operations.

In 2018, we partnered with over 220 community organizations across our communities to contribute in categories such as infrastructure, health, education, economic development and indigenous culture. Both time and financial resources were given in support of projects and activities.

Coeur Heroes is a recruitment and mentoring program designed to highlight and engage members of the military through on-the-job experience, allowing past and present service members to use their skills to help make a difference at our operations. In its first year, eight veterans were hired at our U.S.-based operations through the *Coeur Heroes* program.

► **Governance** – Coeur's leadership is committed to living out our values in all aspects of the business. Our environmental and corporate responsibility efforts are overseen by senior leadership and, ultimately, at the Board-level, with executive compensation tied to sustainability factors. In 2018, Coeur received an ISS QualityScore rating of "1" – the highest score – in the governance category, for our best-in-class governance practices.

Policy Regarding Stockholder Communications with Directors

Stockholders and other interested persons desiring to communicate with a director, the independent directors as a group or the full Board may address such communication to the attention of our Corporate Secretary, 104 South Michigan Avenue, Suite 900, Chicago, Illinois 60603, and such communication will be forwarded to the intended recipient or recipients.

Compensation Consultant Disclosure

The CLD Committee retained Semler Brossy Consulting Group LLC ("Semler Brossy") for the 2018 compensation year to provide information, analyses, and advice regarding executive and director compensation, as described below. Semler Brossy is a compensation consulting firm specializing in executive compensation consulting services and reports directly to the CLD Committee.

Semler Brossy provided the following services for the CLD Committee during 2018 and early 2019:

- ► Evaluated our executive officers' base salary, annual incentive and long-term incentive compensation, and total direct compensation relative to the competitive market;

- ► Advised the CLD Committee on executive officer target award levels within the annual and long-term incentive program and, as needed, on actual compensation actions;

- ► Assessed the alignment of our executive compensation levels relative to our compensation philosophy;

- ► Briefed the CLD Committee on executive compensation trends among our peers and the broader industry; and

- ► Evaluated our non-employee director compensation levels and program relative to the competitive market.

At the CLD Committee's direction, Semler Brossy provided the following additional services for the CLD Committee during 2018 and in early 2019

- ► Advised on the design of our annual and long-term incentive awards, described in "Compensation Discussion and Analysis", and

- ► Assisted with the preparation of the Compensation Discussion and Analysis for this proxy statement.

In the course of conducting its activities, Semler Brossy attended four of the six meetings of the CLD Committee during 2018 (all four of the meetings following its appointment as the CLD Committee's independent consultant) and presented its findings and recommendations for discussion.

The decisions made by the CLD Committee are its responsibility and may reflect factors and considerations other than the information and recommendations provided by Semler Brossy or any other advisor to the CLD Committee.

Semler Brossy reported directly to the CLD Committee following its appointment as the Committee's independent consultant and provided no services during such time to Coeur other than executive and nonemployee director compensation consulting services at the direction of the CLD Committee. Before being appointed as the Committee's independent consultant, Semler Brossy undertook limited engagements for Company management with respect to certain aspects of Coeur's executive compensation program. Semler Brossy has no other direct or indirect business or relationships with Coeur or any of its affiliates and no current business or personal relationships with members of the CLD Committee or our executive officers. In addition, in its agreement with the CLD Committee, Semler Brossy agreed to advise the Chair of the CLD Committee if any potential conflicts of interest arise that could cause Semler Brossy's independence to be questioned, and not to undertake projects for management except at the request or with the prior consent of the CLD Committee Chair and as an agent for the CLD Committee.

In March 2019, the CLD Committee considered the following six factors with respect to Semler Brossy: (i) the provision of other services to Coeur by Semler Brossy; (ii) the amount of fees received from Coeur by Semler Brossy, as a percentage of the total revenue of Semler Brossy; (iii) the policies and procedures of Semler Brossy that are designed to prevent conflicts of interest; (iv) any business or personal relationship of Semler Brossy with a member of the CLD Committee; (v) any Coeur stock owned by Semler Brossy; and (vi) any business or personal relationship of Semler Brossy with any of our executive officers. After considering the foregoing factors, the CLD Committee determined that Semler Brossy was independent and that the work of Semler Brossy with the CLD Committee for the 2018 compensation year did not raise any conflicts of interest.

Risk Oversight

The Board is responsible for overseeing management's mitigation of the major risks facing Coeur, including but not limited to management succession planning, strategic asset portfolio optimization, major project execution, health, safety, environmental and social responsibility risks, cybersecurity, commodity price volatility, public policy and regulatory changes, balance sheet management and access to capital. In addition, the Board has delegated oversight of certain categories of risk to the Audit Committee, the EHSCR Committee, the CLD Committee and the NCG Committee.

Committee	Oversight Role
Audit	Reviews with management and the independent auditor compliance with legal and regulatory requirements, with a focus on legal and regulatory matters related to internal controls, accounting, finance and financial reporting and contingent liabilities, and discusses policies with respect to risk assessment and risk management, and risks related to matters including the Company's financial statements and financial reporting processes, compliance, and information technology and cybersecurity
EHSCR	Reviews the effectiveness of our health, safety, environmental and social responsibility programs and performance, including but not limited to our compliance with environmental and safety laws, and oversees community relations risk management.
CLD	Responsible for recommending compensation for executive officers that includes performance-based award opportunities that promote retention and support growth and innovation without encouraging or rewarding excessive risk. For a discussion of the CLD Committee's assessments of compensation-related risks, see "Compensation and Leadership Development Committee Role in Risk" below. Oversees succession planning for the CEO in conjunction with the NCG Committee, and other executives' progress against development plans as part of its leadership development oversight scope.
NCG	Oversees risks related to our corporate governance, including Board and director performance, director and CEO succession, and the review of Coeur's Corporate Governance Guidelines and other governance documents. Also oversees CEO succession planning in conjunction with the CLD Committee.

In performing their oversight responsibilities, each of these committees periodically discusses with management our policies with respect to risk assessment and risk management and reports to the Board regularly on matters relating to the specific areas of risk the committee oversees.

Throughout the year, the Board and relevant committees each receive reports from management regarding major risks and exposures facing Coeur and the steps management has taken to monitor and control such risks and exposures. The Board also dedicates a portion of their meetings to reviewing and discussing specific risk topics in greater detail and providing input on risk mitigation and compliance enforcement.

Compensation and Leadership Development Committee Role in Risk

The CLD Committee has conducted an analysis of the current risk profile of our compensation programs. The risk assessment included a review of the primary design features of our compensation programs and the process for determining executive and employee compensation. The risk assessment identified numerous ways in which our compensation programs potentially mitigate risk, including:

► the structure of our executive compensation programs, which consist of both fixed and variable compensation and reward both annual and long-term performance;

► the balance between long and short-term incentive programs, with greater weight placed on long-term programs;

► the use of caps or maximum amounts in our incentive programs;

► the use of multiple performance metrics under our incentive plans;

► a heavier weighting toward overall corporate performance for cash-based incentive plans;

► time-based vesting for equity-based awards (including performance share awards) to promote retention; and

► strict and effective internal controls.

In addition, Coeur has a clawback and forfeiture policy, updated in December 2018, providing for the recovery, repayment or recoupment of incentive payments to (i) executive officers (as defined under SEC rules) in certain instances involving financial restatements and (ii) Company officers in certain circumstances involving misconduct, which further mitigates risk.

Compensation and Leadership Development Committee Interlocks and Insider Participation

None of the members of the CLD Committee during 2018 or as of the date of this proxy statement is or has been an officer or employee of Coeur, and no executive officer of Coeur served on the compensation committee or board of any company that employed any member of the CLD Committee or Board during that time.

Audit and Non-Audit Fees

Grant Thornton LLP served as our independent registered public accounting firm for the fiscal year ended 2018. The following table presents fees for professional services rendered by Grant Thornton for 2018 and 2017.

	2018	2017
Audit Fees[1]	$1,524,402	$1,422,250
Audit-Related Fees	$ —	$ —
Tax Fees	$ —	$ —
All-Other Fees	$ —	$ —

(1)   Audit fees were primarily for professional services related to the audits of the consolidated financial statements and internal controls over financial reporting, review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q, and comfort letters, consents, and other services related to SEC matters.

None of the services described above were approved by the Audit Committee under the *de minimis* exception provided by Rule 201(c)(7)(i)(C) under Regulation S-X.

Audit Committee Policies and Procedures for Pre-Approval of Independent Auditor Services

The Audit Committee has policies and procedures requiring pre-approval by the Audit Committee of the engagement of our independent auditor to perform audit services, as well as permissible non-audit services, for us. The nature of the policies and procedures depend upon the nature of the services involved, as follows:

Service	Description
Audit Services	The annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. Audit services include the annual financial statement audit, required quarterly reviews, subsidiary audits and other procedures required to be performed by the auditor to form an opinion on our financial statements, and such other procedures including information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control. Other audit services may also include statutory audits or financial audits for subsidiaries and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or used in connection with securities offerings.
Audit-Related Services	Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the independent auditor. Audit-related services are subject to the specific pre-approval of the Audit Committee. Audit-related services include, among others, due diligence services relating to potential business acquisitions/dispositions; accounting consultations relating to accounting, financial reporting or disclosure matters not classified as audit services; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures relating to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.
Tax Services	Tax services are subject to the specific pre-approval of the Audit Committee. The Audit Committee will not approve the retention of the independent auditor in connection with a transaction the sole business purpose of which may be tax avoidance and the tax treatment of which may not be supported by the Internal Revenue Code and related regulations.
All Other Services	The Audit Committee may grant pre-approval of those permissible non-audit services that it believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC's rules on auditor independence. Such other services must be specifically pre-approved by the Audit Committee.

Our Chief Financial Officer is responsible for tracking all independent auditor fees against the budget for such services and reports at least annually to the Audit Committee. The Audit Committee Chair has been delegated pre-approval authority to address any approvals for services requested between Audit Committee meetings.

AUDIT COMMITTEE REPORT

The Audit Committee, which consists of Linda L. Adamany (Chair), Sebastian Edwards, Randolph E. Gress and Jessica L. McDonald, is governed by its charter, a copy of which is available on the Corporate Governance page of our website, currently http://www.coeur.com/company/corporate-governance/. The Board has determined that Linda L. Adamany is an "audit committee financial expert" within the meaning of rules adopted by the Securities and Exchange Commission (the "SEC"). All of the members of the Audit Committee are "independent" as defined in the rules of the SEC and the listing standards of the New York Stock Exchange.

The Audit Committee assists the Board in fulfilling its responsibilities to stockholders with respect to our independent auditors, our internal audit function, our corporate accounting and reporting practices, and the quality and integrity of our financial statements and reports. The Audit Committee is responsible for the appointment, compensation and oversight of the work of our independent auditors and internal audit function.

The Audit Committee discussed with our independent auditors the scope, extent and procedures for the 2018 audit. On a quarterly basis, the Audit Committee meets separately with the Company's independent public accountants, Grant Thornton LLP, without management present, and the Company's internal auditors, to discuss the results of their audits and reviews, the cooperation received by the auditors during the audit examination, their evaluations of the Company's internal controls over financial reporting, and the overall quality of the Company's financial reporting. The Committee also meets separately with the Company's Chief Financial Officer and General Counsel quarterly and with the Company's CEO from time to time. Following these separate discussions, the Audit Committee meets in executive session.

Management is primarily responsible for our financial statements, reporting process and systems of internal controls. In ensuring that management fulfilled that responsibility, the Audit Committee reviewed and discussed with management the audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018. Discussion topics included the quality and acceptability of the accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements, and an assessment of the work of the independent auditors.

The independent auditors are responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles. The Audit Committee reviewed and discussed with the independent auditors their judgments as to the quality and acceptability of our accounting principles and such other matters as are required to be discussed under applicable standards of the Public Company Accounting Oversight Board ('PCAOB"), including PCAOB accounting standard 1301. In addition, the Audit Committee received from the independent auditors the written disclosures and the letter as required by applicable requirements of the PCAOB regarding the independent auditors' communications with the Audit Committee concerning independence, discussed with the independent auditors their independence from us and our management, and considered the compatibility of non-audit services with the auditors' independence.

Grant Thornton LLP reported to the Audit Committee that:

► there were no disagreements with management;

► it was not aware of any consultations about significant matters that management discussed with other auditors;

► no major issues were discussed with management prior to Grant Thornton LLP's retention;

► it received full cooperation and complete access to our books and records;

► it was not aware of any material fraud or likely illegal acts as a result of its audit procedures;

► there were no material weaknesses identified in its testing of our internal control over financial reporting; and

► there were no known material misstatements identified in its review of our interim reports.

Based on the reviews and discussions described above, the Audit Committee recommended to the Board (and the Board subsequently approved) the inclusion of the audited financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2018 for filing with the SEC.

In addition, the Audit Committee selected Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019. The Board has recommended to our stockholders that they ratify and approve the selection of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019.

The Audit Committee is also responsible for establishing procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission of complaints by our employees, received through established procedures, of concerns regarding questionable accounting or auditing matters. Reference is made to the Audit Committee's charter for additional information as to the responsibilities and activities of the Audit Committee.

Audit Committee of the Board of Directors

LINDA L. ADAMANY, Chair
SEBASTIAN EDWARDS
RANDOLPH E. GRESS
JESSICA L. MCDONALD

PROPOSAL NO. 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

What am I voting for?

► Ratifying the selection of Grant Thornton LLP as the independent auditor of our consolidated financial statements and our internal control over financial reporting for 2019

> **The Board of Directors recommends a vote FOR the appointment of Grant Thornton LLP**

The Audit Committee, which consists entirely of independent directors, is recommending approval of its appointment of Grant Thornton LLP as our independent registered public accounting firm for the year ending December 31, 2019. Grant Thornton LLP served as the Company's independent registered public accounting firm for the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016, and Grant Thornton LLP's tenure was considered by the Audit Committee in its assessment of Grant Thornton LLP's independence.

As a matter of good corporate governance, a resolution will be presented at the Annual Meeting to ratify the appointment by the Audit Committee of Grant Thornton LLP to serve as our independent registered public accounting firm for the year ending December 31, 2019. Representatives of Grant Thornton LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions.

The Board has put this proposal before the stockholders because the Board believes that seeking stockholder ratification of the appointment of the independent registered public accounting firm is good corporate practice. If the appointment of Grant Thornton LLP is not ratified, the Audit Committee will evaluate the basis for the stockholders' vote when determining whether to continue the firm's engagement.

EXECUTIVE OFFICERS

The following table sets forth certain information regarding our current executive officers.

Name	Current Position with Coeur	Age	Since	Joined Coeur
Mitchell J. Krebs	President, Chief Executive Officer & Director	47	2011	1995
Thomas S. Whelan	Senior Vice President & Chief Financial Officer	49	2019	2019
Casey M. Nault	Senior Vice President, General Counsel & Secretary	47	2015	2012
Hans J. Rasmussen	Senior Vice President, Exploration	59	2016	2013
Emilie C. Schouten	Senior Vice President, Human Resources	40	2018	2013
Terrence F.D. Smith	Senior Vice President, Operations	43	2018	2013
Kenneth J. Watkinson	Vice President, Corporate Controller & Chief Accounting Officer	50	2018	2013

Mitchell J. Krebs, President, Chief Executive Officer & Director



Age: 47

Mitchell J. Krebs was appointed President, Chief Executive Officer and member of the Board of Directors of Coeur Mining, Inc. in July 2011. Prior to that, Mr. Krebs served as Senior Vice President and Chief Financial Officer from March 2008 to July 2011; Treasurer from July 2008 to March 2010; Senior Vice President, Corporate Development from May 2006 to March 2008; Vice President, Corporate Development from February 2003 to May 2006.
Mr. Krebs first joined Coeur in August 1995 as Manager of Acquisitions after spending two years as an investment banking analyst for PaineWebber Inc. Mr. Krebs holds a Bachelor of Science in Economics from The Wharton School at the University of Pennsylvania and a Master of Business Administration from Harvard University.
Mr. Krebs also serves as a member of the board of directors of Kansas City Southern Railway Company since May 2017 (Audit Committee; Finance Committee). His is a member of the Board of National Mining Association (Executive Committee; Chairman of Audit and Finance Committee) and a past President of The Silver Institute.

Thomas S. Whelan, Senior Vice President & Chief Financial Officer



Age: 49

Thomas S. Whelan was appointed Senior Vice President and Chief Financial Officer in January 2019. Prior to joining Coeur, Mr. Whelan served as CFO of Arizona Mining Inc. from September 2017 to August 2018, when the company was acquired by South32 Limited. Previously, Mr. Whelan served as CFO for Nevsun Resources Ltd. from January 2014 to August 2017. He is a chartered professional accountant and was previously a partner with the international accounting firm Ernst & Young ("EY") LLP where he was the EY Global Mining & Metals Assurance sector leader, the leader of the EY Assurance practice in Vancouver and previously EY's Canadian Mining & Metals sector leader. Mr. Whelan graduated with a Bachelor of Commerce from Queen's University.

Casey M. Nault, Senior Vice President, General Counsel & Secretary



Age: 47

Casey M. Nault was appointed Senior Vice President, General Counsel and Secretary in January 2015. Mr. Nault was appointed as Vice President and General Counsel upon joining Coeur in April 2012 and was appointed Secretary in May 2012. Mr. Nault has over 20 years of experience as a corporate and securities lawyer, including prior in-house positions with Starbucks Corporation and Washington Mutual, Inc. and law firm experience with Gibson, Dunn & Crutcher. His experience includes securities compliance and SEC reporting, corporate governance and compliance, mergers and acquisitions, public and private securities offerings and other strategic transactions, general regulatory compliance, cross-border issues, land use and environmental issues, and overseeing complex litigation. Mr. Nault has a B.A. in Philosophy from the University of Washington and received his law degree from the University Southern California Law School.

Hans J. Rasmussen, Senior Vice President, Exploration



Age: 59

Hans J. Rasmussen was appointed Senior Vice President, Exploration in January 2016. Mr. Rasmussen was appointed Vice President, Exploration upon joining Coeur in September 2013. Mr. Rasmussen has many years of experience in the mining business, 16 years of which were with senior producers Newmont Mining and Kennecott/Rio Tinto, as well as serving as a consultant for senior producers such as BHP, Teck-Cominco and Quadra Mining. From 2004 to 2013, he was an officer or served on the Board of Directors of several junior public exploration companies with gold and silver projects in Quebec, Nevada, Argentina, Chile, Colombia, Peru, and Bolivia, including as President and Chief Executive Officer of Colombia Crest Gold Corp. from 2007 to 2013. Mr. Rasmussen has served on the Board of Directors of Colombia Crest Gold Corp. since 2006. Mr. Rasmussen has a Master of Science in Geophysics from the University of Utah and Bachelor of Science degrees in Geology and Physics from Southern Oregon University.

Emilie C. Schouten, Senior Vice President, Human Resources



Age: 40

Emilie C. Schouten was named Senior Vice President, Human Resources in May 2018. She joined Coeur in 2013 as the Director of Talent Acquisition and Development. She was one of the first hired when Coeur moved the headquarters to Chicago and therefore, was instrumental in hiring the new team and implementing the performance management system for the Company. Emilie has 15 years in Human Resources, starting her career in General Electric, where graduated from GE's Human Resources Leadership Program. After 6 years as an HR Manager with GE, her division was acquired by the world's largest electrical distribution company, Rexel, and Emilie went on to become the Director of Training and Development. Emilie has a B.A. in Sociology from Michigan State University and a M.S. in Industrial Labor Relations from University of Wisconsin-Madison.

Terrence F.D. Smith, Senior Vice President, Operations



Age: 43

Terry Smith was named Senior Vice President, Operations in December 2018. Mr. Smith joined Coeur in 2013 as the Vice President, North American Operations. Prior to joining Coeur, he served as Vice President of Project Development and Assessments of Hunter Dickenson Inc. Mr. Smith has managed projects ranging from scoping to the feasibility level, coordinated field investigations, metallurgy laboratory testing, and engineering design. He also has significant experience in strategic project planning and due diligence reviews for potential acquisitions including environmental, metallurgical, geotechnical and mining inputs. Mr. Smith has also served as Manager of Operations Support for Barrick Gold Corporation in Toronto and as Senior Mining Engineer for Teck Cominco Ltd. in Vancouver. Mr. Smith holds a Bachelor of Mining Engineering from Laurentian University in Sudbury, Ontario.

Kenneth J. Watkinson, Vice President, Corporate Controller & Chief Accounting Officer



Age: 50

Ken Watkinson was appointed Chief Accounting Officer in February 2018. He was named Vice President, Corporate Controller in March 2017. He joined Coeur in September 2013 as Director of Financial Reporting. Mr. Watkinson came to Coeur from HSBC North America where he managed SEC reporting for HSBC USA, Inc. He previously served as Senior Manager of SEC Reporting for Baxter International Inc. and Manager of Consolidations and Reporting for Kraft Foods, Inc. Mr. Watkinson is a Certified Public Accountant and holds a Bachelor of Science in Accounting from Northeastern Illinois University.

SHARE OWNERSHIP

The following table sets forth information, as of the close of business on March 11, 2019 (except as otherwise noted), concerning the beneficial ownership of our common stock by (i) each beneficial holder of more than 5% of our outstanding shares of common stock, (ii) each of our current directors, (iii) each of the named executive officers listed in the 2018 Summary Compensation Table set forth on page 65, and (iv) by all of our current directors and executive officers as a group.

Stockholder	Shares Beneficially Owned	Percent of Outstanding
Van Eck Associates Corp.	24,967,902[1]	12.2%
The Vanguard Group, Inc.	18,125,378[2]	8.8%
Dimensional Advisors Fund Advisors LP	15,719,591[3]	7.7%
BlackRock, Inc.	13,712,933[4]	6.7%
Mitchell J. Krebs	1,124,666[5]	*
Robert E. Mellor	151,711	*
J. Kenneth Thompson	135,645	*
John H. Robinson	126,045	*
Sebastian Edwards	114,898	*
Linda L. Adamany	110,625	*
Kevin S. Crutchfield	109,905	*
Randolph E. Gress	109,905	*
Eduardo Luna	28,364	*
Jessica L. McDonald	28,364	*
Brian E. Sandoval	16,337	*
Casey M. Nault	407,744[5]	*
Hans J. Rasmussen	295,008[5]	*
Peter C. Mitchell	280,356[6]	*
Emilie C. Schouten	94,717	*
Frank L. Hanagarne, Jr.	250,266[7]	*
All current executive officers and directors as a group (16 persons)	3,861,084[5]	*

*   Holding constitutes less than 1% of the outstanding shares on March 11, 2018 of 205,190,811.

(1)   As of December 31, 2018, based on information contained in a Schedule 13G/A filed on February 11, 2019, Van Eck Associates Corporation had sole voting and dispositive power over 24,967,902 shares. The shares are held within mutual funds and other client accounts managed by Van Eck Associates Corporation, two of which individually owns more than 5% of the outstanding shares. The address for Van Eck Associates Corporation is 666 Third Ave. – 9th Floor, New York, NY 10017.

(2)   As of December 31, 2018, based on information contained in a Schedule 13G/A filed on February 11, 2019, The Vanguard Group, Inc. had sole voting power over 217,248 shares, shared voting power over 34,895 shares, sole dispositive power over 17,890,526 shares and shared dispositive power over 234,852 shares. The address for The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

(3)   As of December 31, 2018, based on information contained in a Schedule 13G filing on February 8, 2019, Dimensional Fund Advisors LP ("Dimensional Advisors") had sole voting power over 15,314,175 shares and, together with certain of its subsidiaries, acting as investment advisor, investment manager or sub-adviser to four investment companies, had shared voting and/or investment power over 15,719,591 shares and may be deemed to be the beneficial owner of the shares of the Company held by such funds. The address for Dimensional Fund Advisors LP is Building One, 6300 Bee Cave Road, Austin, Texas, 78746.

(4)   As of December 31, 2018, based on information contained in a Schedule 13G filed on February 4, 2019, Blackrock, Inc. had sole voting power over 13,121,527 shares and sole dispositive power over 13,712,933 shares. The address for Blackrock, Inc. is 55 E. 52nd St., New York, NY 10055.

(5)   Holdings include the following shares which may be acquired upon the exercise of options outstanding under the 1989/2003/2015 Long-Term Incentive Plans and exercisable within 60 days of March 11, 2019: Mitchell J. Krebs — 77,781 shares; Casey M. Nault — 18,207 shares; Hans J. Rasmussen – 5,598; Mr. Smith – 28,261 shares; and all current directors and executive officers as a group — 129,847 shares.

(6)   As of December 31, 2018, based on information contained in a Form 4 filed January 3, 2019.

(7)   As of December 31, 2018, based on information contained in a Form 5 filed February 5, 2019.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes our compensation program for our NEOs. The following individuals were NEOs in 2018 and, except for Mr. Hanagarne, Jr., whose employment with the Company terminated on November 16, 2018, and Mr. Mitchell, who retired as Chief Financial Officer on December 31, 2018, all are current executive officers of the Company:

Name	Title
Mitchell J. Krebs	President and Chief Executive Officer
Peter C. Mitchell	Retired Senior Vice President and Chief Financial Officer
Casey M. Nault	Senior Vice President, General Counsel and Secretary
Hans J. Rasmussen	Senior Vice President, Exploration
Emilie C. Schouten	Senior Vice President, Human Resources
Frank L. Hanagarne, Jr.	Former Senior Vice President and Chief Operating Officer

This CD&A describes the components of our executive compensation program, provides a discussion of our executive compensation philosophy, the program's elements, policies and practices, and the impact of Company performance on compensation results. It also describes how and why the CLD Committee of the Board arrived at specific 2018 executive compensation decisions and the factors the CLD Committee considered in making those decisions.

This CD&A is divided into five sections:

- ► CD&A Summary
- ► 2018 Executive Compensation Program Philosophy and Elements
- ► 2018 Executive Compensation – Actual Pay Compared to Target
- ► 2018 Executive Compensation Results
- ► Other Compensation Arrangements and Policies

In this CD&A we use the following terms to describe our operations and results, some of which are non-GAAP financial measures. Please see "Appendix A – Certain Additional Information" for additional information and for any GAAP to non-GAAP reconciliations.

Term	Definition
AISC	All-in sustaining costs. AISC is a non-GAAP financial measure.
Ag	Silver
AgEq	Silver equivalent. Silver equivalence assumes silver-to-gold, -lead and -zinc ratios of 60:1, 0.05:1 and 0.06:1, respectively, except where noted as average spot prices used to convert other metals into silver equivalence. Please see "Appendix A – Certain Additional Information" for average applicable spot prices and corresponding ratios.
AgEqOz	Silver equivalent ounces
OCF	Operating cash flow

CD&A Summary

Who We Are

Coeur is a well-diversified, growing precious metals producer with five mines in North America. Coeur produces from its wholly-owned operations: the Palmarejo silver-gold complex in Mexico, the Silvertip silver-zinc-lead mine in British Columbia, the Rochester silver-gold mine in Nevada, the Wharf gold mine in South Dakota, and the Kensington gold mine in Alaska. In addition, the Company has interests in several precious metals exploration projects throughout North America, including the Sterling and Crown Block gold projects in Nevada.

Coeur is headquartered in Chicago, IL. and employs approximately 2,000 people companywide. We are proud of the jobs we provide, the people we employ and the communities we serve. Coeur identifies the importance of working together to tackle challenges head-on. Together, we welcome new ideas and leaders who will own and deliver solutions. With over 90 years of mining experience, Coeur understands the importance of innovation, responsible mining and collaboration. Coeur strives to integrate sustainable operations and development into our business decisions and strategic goals. We proactively conduct our business with a focus on creating a long-term positive impact on the environment, health and safety, and socioeconomics of the communities in which we do business.



2018 Executive Compensation Strongly Aligned with Performance

Macro Conditions Impacting Precious Metals Prices and the Precious Metals Mining Industry

Our business is highly dependent on the market prices of gold, silver, zinc and lead, commodities that are actively traded and frequently experience significant price volatility. Macroeconomic conditions during 2018 and the three-year period from 2016-2018 significantly impacted our business results, stockholder returns and executive compensation results. Over the three years ended December 31, 2018, U.S. equity markets posted overall gains. Through most of this period, major indices such as the Dow Jones Industrial Average ("DJIA") and S&P 500 repeatedly registered record highs before experiencing a sharp drop during the second half of 2018, which can likely be attributed to anxieties about U.S. monetary policy, a potential global economic slowdown and trade tensions between the U.S. and China.

During the same three-year period, London Bullion Market Association gold and silver prices increased 21% and 12%, respectively. Despite this overall appreciation, both metals experienced significant volatility during the period, with both reaching period-high prices in August 2016 followed by oscillation between 10% and 30% above year-end 2015 prices. Additionally, spot prices of London Metal Exchange-grade zinc and lead declined 24% and 19% in 2018, primarily due to ongoing concerns of economic deceleration in China.

As the first table below shows, Coeur's and its peers' stock prices generally moved in tandem with gold and silver metals prices during this three-year period, posting the largest gains in the first three quarters of 2016 before steadily declining through the end of 2018. Due to a variety of factors, Coeur's stock price is more highly levered to changes in metals prices than our peers, which means that in times of rising metal prices, Coeur's stock tends to outperform our peers, while we tend to underperform peers in times of weakening metal prices. As a result, during the three-year period of overall price increases, Coeur stock outperformed its peer group. In 2018, though, as shown in the second table below, both gold and silver experienced modest price declines, and Coeur stock underperformed relative to its peer group.

2016 – 2018[1]	2018[1]
	

(1)   See "2018 Executive Compensation Program Philosophy and Elements—Peer Group" for information about our peer group.

Company Performance

Despite this macro environment, in 2018 we continued to focus and execute on the aspects of our business that we can control, namely our plans for investment in our existing assets to unlock long-term value for our stockholders and to complete strategic transactions that align with our strategy of growing our North American platform. Many of our accomplishments this year demonstrate our commitment to our focused, long-term value-creation strategy. However, we also faced challenges during the year, primarily a slower-than-expected ramp-up of our newest mine, Silvertip, which weighed on overall results. Given the alignment of our compensation programs with performance, the challenges that impacted our overall results also contributed to below-target AIP payouts and zero payout for 25% of the three-year performance shares tied to operating cash flow per share.

► **Strong Performance at Palmarejo and Rochester**

  ○ At our largest mine, the Palmarejo complex in Northern Mexico, silver and gold production increased 4% and 1%, respectively, compared to 2017, and costs per ounce (adjusted costs applicable to sales per average spot AgEqOz declined 14% year-over-year primarily due to higher grades.

  ○ At our Rochester mine in Nevada, silver and gold production both increased 7% compared to 2017, while adjusted costs applicable to sales per average spot AgEqOz) declined 4%, driven, in part, by the expansion of the Stage IV leach pad completed in 2017.

► **Initial Production from High-Grade Jualin Zone at the Kensington Gold Mine Boosts Production and Reduces Costs** – We saw the first benefits of our significant investment in developing the high-grade Jualin deposit at Kensington, which drove a 24% increase in average gold grade, a 32% increase in gold ounces produced and a 23% reduction in costs per gold ounce during the fourth quarter of 2018.

► **Opportunistic Strategic Transactions** – In addition to completing the divestiture of the San Bartolomé mine in Bolivia, which reduced our geopolitical risk profile and avoided closure costs as the mine neared the end of its life, we completed two opportunistic transactions in Nevada, which was ranked as the top mining jurisdiction in the world in 2019 by the Fraser Institute, where we already have a significant presence, to bolster our pipeline of high-quality projects: (1) the acquisition of Northern Empire and its high-grade Sterling and Crown Block gold projects; and (2) the acquisition of several properties adjacent to our Rochester mine, including the high-grade Lincoln Hill project approximately four miles west of Rochester with estimated gold grades nearly four times higher than Rochester's gold reserves.[1]

► **Continued Ramp-up at Silvertip** – We commenced commercial production at our newest mine, the high-grade Silvertip silver-zinc-lead mine, acquired in 2017. The ramp-up at Silvertip was slower than expected during 2018, due primarily to mill maintenance and related downtime. However, mining and processing rates are steadily increasing with processing rates expected to reach the target of 1,100 tons per day by the end of the first quarter.

► **Fourth Consecutive Year of Overall Reserve Growth as Investments in Exploration Continue to Deliver Solid Results[1]** – We achieved an overall increase in reserves for the fourth consecutive year, more than replacing what we mined in 2018, as higher silver reserves and an initial reserve of zinc and lead at Silvertip offset a slight decline in gold reserves. The strong reserve growth was driven by our continued investment in our success-based exploration program.

(1)   Year-end 2018 reserves and mineralized material as published by Coeur on February 20, 2019.

► **Important Milestones in Key Capital Projects** – Construction began at Rochester on the new high-pressure grinding roll ("HPGR") crushing facility that is expected to lead to significantly increased silver recoveries and higher production starting in 2019. We completed a new camp facility at Silvertip to support a growing workforce. The Kensington mine declared commercial production at the high-grade Jualin deposit after a multi-year development project.

► **Flexible Balance Sheet** – Increased the capacity and tenor of our revolving credit facility, which provides flexibility for high-return capital projects and strategic transactions. Senior Unsecured Notes refinanced in 2017 are not due until 2024 and carry a low 5.875% interest rate.

► **Refreshed the Board of Directors** – The Board proactively and strategically added one new director in 2019, Brian E. Sandoval, and two new directors in 2018, Eduardo Luna and Jessica L. McDonald, each of whom is highly qualified and adds to the diversity of background and experience of our Board, including valuable experience in Mexico and Nevada (Messrs. Luna and Sandoval, respectively), where Palmarejo and Rochester, our two largest mines by revenue, are located, and British Columbia, Canada (Ms. McDonald), where the Silvertip mine, our newest mine and first operation in Canada, is located.

► **Continued Our Long-Standing Commitment and Increased Focus on ESG** – At Coeur, we have been committed to strong ESG practices for a long time, and we continued that commitment in 2018 through (1) strong environmental performance, as evidenced in part by the 70% reduction in significant spills discussed more fully below as part of our 2018 AIP results and by an 8% reduction in total greenhouse gas emissions and a 3% reduction in greenhouse gas emissions per ton of ore processed, (2) industry-leading safety performance as measured by incident frequency rates, (3) a corporate responsibility philosophy and programs that share benefits with our employees and local communities, including scholarships, apprenticeships, a free medical clinic and wages 38% above the national average at our Palmarejo mine in Mexico and a formal benefit-sharing agreement with the Kaska First Nations at Silvertip, and (4) best-in-class corporate governance as evidenced in part by strong Board refreshment, the proactive adoption of leading practices such as proxy access, and a "1" rating by Institutional Shareholder Services. More information on our ESG programs, including our alignment with the U.N. Sustainable Development Goals, is available in our recent quarterly earnings slide presentations and other sections of our website.

Alignment of 2018 Compensation

As highlighted below, our 2018 executive compensation programs were aligned with our operational and financial performance and stockholder returns. One-year total stockholder return ("TSR") in 2018 was negative, but over the 2016-2018 performance period, annualized TSR was 20.1%, which placed Coeur in the 69th percentile of our peer group, leading to 139% payout of the performance shares tied to three-year relative TSR performance. In addition:

	2018 Performance	2018 Compensation Result
1-Year TSR & CEO Pay Alignment	Negative 41% TSR in 2018	▶ **47% decline** in payout of CEO AIP from 2017
Actual Pay Compared to Target	Below-target execution on key performance indicators, driven primarily by the slower-than-expected ramp-up of our newest mine, Silvertip, in 2018	▶ Three-year performance share units ("PSUs") paid out **below target** despite strong three-year relative TSR, due primarily to a zero payout for operating cash flow per share
		▶ Below-target AIP payout for corporate performance and **capped below 100%** for individual performance (for executives other than the CEO, whose AIP is based entirely on corporate performance)
LTIP – Performance Shares		▶ **91% overall payout** of 2016 PSU award:
	Three-year TSR performance in the 69th percentile of peers	▶ **139% payout** of PSUs linked to three-year TSR
	2.5% decrease in reserves and measured and indicated mineralized material per share from continuing operations during the 2016-2018 performance period, due primarily to increase in shares outstanding from equity financings used to retire debt	▶ **87% payout** of PSUs linked to growth of reserves and measured and indicated mineralized material per share from continuing operations
	Three-year OCF per share growth below target due to lower OCF in 2018 due in part to lower realized prices from metal sales, slower-than-expected ramp-up at Silvertip, a write-down of metals inventory at Silvertip, and higher cash mining tax payments in Mexico and an increase in shares outstanding over the period	▶ **0% payout** of PSUs linked to OCF per share
LTIP – Restricted Shares ("RS")	One-year TSR performance of -41%	▶ Value of RS issued to the CEO in early 2018 **decreased 43%** as of December 31, 2018
AIP	▶ Below target silver equivalent production and OCF driven primarily by the slower-than-expected ramp-up at Silvertip	▶ **57% payout** of portion of AIP tied to strategic corporate annual objectives, significantly below target
	▶ Strong performance against AISC per AgEqOz, reduction in significant spills and employee and contractor safety incident rate	
	▶ CLD Committee exercised negative discretion to award no payout to executives in respect of the safety metric due to employee fatalities that occurred at Palmarejo during the year	

Executive Compensation Program Philosophy and Objectives

Our CLD Committee continues to drive strong pay-for-performance alignment in our executive compensation program and ties a substantial portion of executive compensation to the achievement of annual and long-term strategic objectives. The objectives of our executive compensation program are to (i) drive performance against critical strategic goals designed to create long-term stockholder value and (ii) pay our executives at a level and in a manner that attracts, motivates and retains top executive talent. As described in "2018 Executive Compensation Program Philosophy and Elements — Stockholder Outreach", we seek to continuously refine and improve our executive compensation program and practices to ensure consistency with this philosophy.

Our Executive Compensation Practices

Below is a summary of compensation practices we have adopted and practices we avoid because we believe they are not aligned with our executive compensation and corporate governance principles.

What We Do	What We Do Not Do
▶ Pay for performance with strong alignment of realized pay to TSR	▶ No excise tax gross-ups, tax gross-ups on perquisites or tax gross-ups applicable to change-in-control and severance payments
▶ Proactive stockholder outreach with meaningful compensation program changes made based on feedback	▶ No hedging Coeur stock
▶ AIP metrics drive stockholder value, with rigorous goals tied to Board-approved budget and safety and environmental objectives	▶ No pledging Coeur stock
▶ Majority of equity compensation in the form of performance shares with three-year cliff vesting tied to rigorous value-driving internal performance metrics and relative TSR	▶ No holding Coeur stock in margin accounts
▶ Majority of compensation "at-risk"	▶ No employment contracts for NEOs other than CEO
▶ Independent compensation consultant	▶ No re-pricing of stock options or SARs without stockholder approval
▶ Modest perquisites	▶ No guaranteed bonuses for NEOs
▶ "Double trigger" equity acceleration upon a change-in-control	▶ No "single trigger" cash severance based solely upon a change-in-control of the company
▶ Stock ownership guidelines for our directors and executive officers, including 6x base salary for CEO	
▶ Clawback policy covering both financial restatements and misconduct	
▶ Annual stockholder "say on pay" vote	

Elements of Coeur's Executive Compensation Program

In 2018, the mix of the components of our executive compensation program were as follows:

Direct Compensation Elements

Direct Compensation Component	Performance Based	Not-Performance Based	Value Linked to Stock Price	Value Not Linked to Stock Price	% of CEO Pay	% of NEO Pay (Average)
Base Salary		•		•	19%	28%
Annual Incentive Plan	•			•	24%	22%
Restricted Stock	•		•		23%	20%
Internal Metric-Based PSUs	•		•		17%	15%
TSR-Based PSUs	•		•		17%	15%

A substantial majority of executive compensation is variable and "at risk", demonstrating our strong pay-for-performance alignment.

CEO Variable and "At Risk" Compensation		NEO Variable and "At Risk" Compensation (excluding CEO)	
Coeur	Peer Group Average[1]	Coeur Average	Peer Group Average[1]
81%	76%	72%	69%

(1)   Peer group described in "Compensation Discussion and Analysis—Peer Group" on page 51. Data is from public filings for fiscal year 2017.

The variable components of our 2018 executive compensation program are also aligned with our strategic objectives and purpose statement.

PROTECT		TRIFR % reduction	AIP 15%
		% Reduction in Significant Spills	
DEVELOP		Three-Year Growth in Reserves and Measured & Indicated Mineralized Material from Continuing Operations/Share	PSUs[1] 50%
DELIVER		All-in Sustaining Costs Operating Cash Flow	AIP 60%
		Three-Year Growth in OCF from Continuing Operations/Share	PSUs[1] 50%
		Production	AIP 25%

(1)   The two internal performance share metrics are subject to a relative TSR modifier that adjusts payouts +/- 25% for top or bottom quartile performance compared to peers.

2018 Total Direct Compensation Targets

In accordance with our pay-for-performance philosophy and executive compensation objectives, the CLD Committee established the following target values for the elements of total direct compensation for our NEOs in 2018:

	Fixed Compensation	Variable Compensation		
Named Executive Officer	Base Salary	Long-Term Equity Incentives	Annual Incentives	Total Variable
Mitchell J. Krebs, President, Chief Executive Officer & Director	$675,000	$2,025,000	$843,750	$2,868,750
Peter C. Mitchell, Retired Senior Vice President & Chief Financial Officer	$410,000	$ 820,000	$410,000	$1,230,000
Casey M. Nault, Senior Vice President, General Counsel & Secretary	$375,000	$ 843,750	$281,250	$1,125,000
Hans J. Rasmussen, Senior Vice President, Exploration	$300,000	$ 570,000	$180,000	$ 750,000
Emilie C. Schouten, Senior Vice President, Human Resources	$275,000	$ 302,500	$165,000	$ 467,500
Frank L. Hanagarne, Jr. Former Senior Vice President & Chief Operating Officer	$410,000[1]	$ 820,000[2]	$410,000[2]	$1,230,000[2]

(1)   Due to his termination on November 16, 2018, Mr. Hanagarne actually received base salary of $394,470 during 2018.

(2)   Due to his termination on November 16, 2018, Mr. Hanagarne forfeited 100% of his 2018 LTIP grant and did not receive any payment under the 2018 AIP, although he did receive severance that took into account his service for most of the year with reference to the 2018 AIP.

2018 Executive Compensation – Actual Pay Compared to Target

Our NEO compensation program is structurally designed to be a strong performance-based program. In the case of the CEO, 81% of his target compensation is structured to be delivered through some form of performance-based compensation; only 19% is fixed, delivered through base salary.

To manage the performance-based compensation program, we evaluate NEO compensation by examining both the three-year target value of compensation (the value on date of grant) and the three-year actual value received (the value on date of receipt by the NEO). We believe that by understanding each of these values in relation to Company performance, we can establish and verify a strong pay for performance relationship that is both motivational and retentive.

Target Value. The three-year target value is equal to the 2016-2018 base salary, plus the 2016-2018 target annual incentive plus the 2016-2018 target long-term incentive. This is shown in the bar chart below. The CEO's target value of compensation was $9.8 million for 2016-2018.

Actual Value. The three-year actual value is equal to the 2016-2018 base salary, plus the 2016-2018 actual annual incentive earned, plus the value of long-term incentive programs that concluded during 2016-2018 period. Specifically, this includes the actual value of three performance share cycles (2014-2016, 2015-2017 and 2016-2018) plus the value of restricted stock that vested during 2016, 2017 or 2018 (which covers a portion or all of restricted stock grants made in 2013 through 2017). Stock values are measured on the date of vesting. The CEO's actual value of compensation was $13 million, 32% higher than the target value of compensation.



Alignment with Performance – As noted, during the three-year 2016-2018 period, our CEO received 32% more than the target value through the structure of our compensation programs. During this same period, we outperformed peers in relative total stockholder return with a 20.1% average annualized return during the three-year period which was at the 69th percentile of the peer group, and we believe this demonstrates alignment of pay and performance.

2018 Executive Compensation Program Philosophy and Elements

Executive Compensation Program Philosophy

Our executive compensation program aligns with our strong pay-for performance philosophy and ties a substantial portion of executive compensation to the achievement of annual and long-term strategic objectives. The objectives of our executive compensation program are to:

► Drive performance against critical strategic goals designed to create long-term stockholder value

► Pay our executives at a level and in a manner that attracts, motivates and retains top executive talent

We believe these compensation objectives directly drive achievement of our long-term strategic objectives, including continuous improvement in safety and environmental performance, lowering costs, increasing cash flow, and increasing reserves and other mineralized material.

We analyze target total direct compensation (base salary, target annual incentive, and target equity award value) relative to our peers. Specific opportunities are established based on factors such as executive's scope and breadth of roles performed, experience in position, performance and other factors deemed relevant by the CLD Committee. The CLD Committee formally reviews and evaluates every pay action versus the 25th, 50th and 75th percentile of peers, but does not tie individual compensation decisions to specific target percentiles.

Our compensation program consists of various elements with varying characteristics which allow us to reward performance in achieving both long-term and short-term goals. The CLD Committee determines the appropriate mix of these compensation elements in consultation with an independent compensation consultant and with appropriate input from management.

In addition, our executive compensation program promotes and is aligned with our purpose statement: *We Pursue a Higher Standard*.

 ► Protect   We are focused on safeguarding the safety and health of our employees and preserving the environment where we operate. Our AIP rewards outstanding health, safety and environmental performance to reflect this commitment.

 ►Develop   We endeavor to develop quality resources, grow and enhance our assets, pursue new opportunities, develop and grow our people, and build a solid technical foundation. Our LTIP award structure drives performance against these goals by tying a portion of our performance shares to increases in our reserves and other mineralized material, whether at our existing operations or through the acquisition of new properties and assets. Our AIP encourages development of our executives and employees by rewarding exemplary individual performance and growth.

 ► Deliver   We strive to deliver impactful results through teamwork and act with integrity. Both our AIP and LTIP reward achievement of operational and financial objectives and creation of long-term stockholder value, including by incentivizing increases in OCF per share and outperforming peers in TSR, while our clawback policy holds our executives accountable to act with integrity and in accordance with applicable laws in achieving the goals linked to our compensation programs.

Executive Compensation Program Elements

Our executive compensation program consists of the following key elements of total direct compensation.

Compensation Component	Objective		Key Features	
Base salary	►	Provide a fixed base pay for performance of core job responsibilities	►	Initial levels and annual adjustments are based on positioning relative to the market and experience of the executive
	►	Attract and retain highly skilled individuals		
Annual incentives	►	Performance-based and "at risk"	►	Cash payments based on Company and individual performance, with a high percentage weighted on Company performance (100% in the case of the CEO). Individual performance component capped below 100% if one-year TSR is negative
	►	Drive achievement of annual Company financial and operational goals and, for NEOs other than the CEO, individual executive goals		
Long-term equity incentives	►	Performance-based and "at risk"	►	Mix of 60% performance shares and 40% time vesting restricted stock
	►	Align executive and stockholder interests, drive the creation of long-term stockholder value, attract and retain talented executives	►	Restricted stock vests ratably over three years
			►	Performance shares cliff-vest after a three-year performance period, based on growth in reserves and mineralized material and growth in operating cash flow from continuing operations per share

Results of 2018 Stockholder Advisory Vote on Executive Compensation

At our 2018 Annual Meeting, we received support from over 96% of votes cast on the Company's "Say on Pay" proposal. We believe this high level of support reflects strong performance in executing our multi-year strategic transformation of the Company, an understanding by our stockholders of how our executive compensation practices are aligned with creation of long-term stockholder value, and the changes that our CLD Committee has made to our executive compensation practices in recent years in response to stockholder feedback. Our CLD Committee took the 2018 Say on Pay proposal result into account in making subsequent decisions about our executive compensation programs as described in further detail below.

Stockholder Outreach

In 2018, we proactively reached out to stockholders holding at least 0.15% of our aggregate outstanding shares (as of June 30, 2018), representing 61.6% of our aggregate outstanding shares, and engaged with all who responded to our invitation to discuss executive compensation and ESG matters. This led to focused discussions between senior executives and, in some cases, an independent director, and the stockholders who accepted our invitation, which gave us valuable feedback on key issues and specific elements of our programs.

Also in 2018, we conducted meetings and conference calls with investors and analysts, several of which were attended by our independent Chairman, participated in invitation-only investment conferences, hosted Coeur Investor Day events in New York City and Toronto, which featured presentations about our operating and financial performance, key initiatives, our strategy, and ESG matters, and held the 2018 Annual Stockholders' Meeting. In total in 2018, management conducted 14 presentations, held 126 one-on-one and group meetings with investors, and hosted four conference calls with investors and analysts allowing for questions and answers with management. In addition, the Company responded to questions from investors and analysts as they arose throughout the year.

We listen to our stockholders and consider their feedback when making decisions about our executive compensation program. The 2018 executive compensation program incorporated several significant changes made over the past several years in response to stockholder feedback. In 2018, we were encouraged by receiving strong positive feedback from stockholders about our compensation program, particularly the inclusion of health, safety and environmental components in our AIP, and shifting our performance share program to be based 100% on internal metrics designed to drive long-term stockholder value, and moving the relative TSR component to be a modifier that adjusts payouts +/- 25% based on top or bottom quartile relative TSR performance.

Select Compensation Program Changes for 2019

In 2018 we continued to refine and improve our executive compensation program and practices, including the changes to the performance share program structure discussed in the previous paragraph. In addition, we have made further refinements to our 2019 executive compensation program, some of which are summarized below.

	2018	2019

LTIP	► Two internal measures that drive creation of long-term stockholder value:
	
	  ► three-year growth in OCF from continuing operations per share (50% weighting, 200% maximum payout)
	
	  ► three-year growth in reserves and measured and indicated mineralized material from continuing operations per share (50%weighting, 200% maximum payout)
	
	TSR modifier with potential to increase or reduce the results from the above two components by + / - 25% for top / bottom quartile relative TSR performance (total maximum payout potential of 250%)
		► Maintain two internal measures tied to growth in OCF/share (50%) and reserves and mineralized material (50%) with the following changes:
		
		  ► Measure three-year growth in reserves and mineralized material on a gross basis, and including inferred mineralized material, with the following weightings:
		
		  - Proven and probable reserves – 100%
		  - Measured and indicated mineralized material – 75%
		  - Inferred mineralized material – 50%
		
		  The CLD Committee has discretion to reduce payout in the event of a single acquisition that increases reserves and mineralized material by more than 30% using the weightings above

Competitive Market Assessment

The CLD Committee annually reviews the compensation of executives relative to the competitive market, based on assessments prepared by its independent compensation consultant. In preparing this assessment, the compensation consultant analyzes publicly disclosed compensation data from our peer group (see "Peer Group" below). The consultant also uses specific industry surveys as a supplement to proxy research. Management, together with the consultant, assists the Committee by providing data, analyses and recommendations regarding the Company's executive compensation practices and policies.

Peer Group

The CLD Committee establishes peer groups to help make executive pay decisions and to measure TSR against our competitors. For 2018 our peer group listed below consisted solely of precious metals companies with revenues generally between 0.3 and 3.0 times our revenues which are predominately headquartered in North America.

2018 Peer Company	Revenue[1] ($ millions)	Market Cap[1] ($ millions)	Corporate Headquarters	Industry
Agnico-Eagle Mines Ltd.	2,243	9,713	Canada	Precious Metals & Mining
Alamos Gold Inc.	543	2,107	Canada	Precious Metals & Mining
B2Gold Corp.	639	2,794	Canada	Precious Metals & Mining
Centerra Gold	1,199	1,638	Canada	Precious Metals & Mining
Detour Gold Corporation	708	1,835	Canada	Precious Metals & Mining
Eldorado Gold Corporation	391	789	Canada	Precious Metals & Mining
First Majestic Silver Corp.	252	1,135	Canada	Precious Metals & Mining
Hecla Mining Co.	578	1,430	United States	Precious Metals & Mining
Hochschild Mining	723	1,568	United Kingdom	Precious Metals & Mining
IAMGOLD Corporation	1,095	2,412	Canada	Precious Metals & Mining
New Gold Inc.	604	1,343	Canada	Precious Metals & Mining
OceanaGold Corporation	724	1,639	Australia	Precious Metals & Mining
Pan American Silver Corp.	817	2,433	Canada	Precious Metals & Mining
Royal Gold Inc.	439	5,637	United States	Precious Metals & Mining

2018 Peer Company	Revenue[1] ($ millions)	Market Cap[1] ($ millions)	Corporate Headquarters	Industry
SSR Mining Inc.	449	1,107	Canada	Precious Metals & Mining
Tahoe Resources Inc.[2]	734	1,464	United States	Precious Metals & Mining
Yamana Gold Inc.	1,804	2,640	Canada	Precious Metals & Mining
Median:	708	1,639		Precious Metals & Mining

	Revenue* ($ millions)	Market Cap* ($ millions)	Corporate Headquarters	Industry
Coeur Mining, Inc.	$710	1,436	United States	Precious Metals & Mining

(1) Revenues are for the 2017 fiscal year. Market cap is as publicly disclosed as of the date of filing of each company's proxy statement or home country equivalent filed in 2018.

(2) Acquired in early 2019 by Pan American Silver Corp.

2018 Executive Compensation Results

2018 NEO Performance & Compensation

Base Salary

	NEO base salaries largely unchanged in 2018

The CLD Committee approved the following base salaries for 2018. Mr. Rasmussen and Ms. Schouten both received salary increases tied to increased responsibilities and growth in their roles.

Named Executive Officer	2018 Base Salary	2017 Base Salary	Percentage Increase
Mitchell J. Krebs, President, Chief Executive Officer & Director	$675,000	$675,000	0%
Peter C. Mitchell, Retired Senior Vice President & Chief Financial Officer[1]	$410,000	$410,000	0%
Casey M. Nault, Senior Vice President, General Counsel & Secretary	$375,000	$375,000	0%
Hans J. Rasmussen, Senior Vice President, Exploration	$300,000	$285,000	5%
Emilie C. Schouten, Senior Vice President, Human Resources	$275,000	$230,000	20%
Frank L. Hanagarne, Jr., Former Senior Vice President & Chief Operating Officer[2]	$410,000	$410,000	0%

(1) Mr. Mitchell retired on December 31, 2018.

(2) Mr. Hanagarne, Jr.'s employment with the Company terminated on November 16, 2018. As a result, he received base salary during 2018 of $394,470.

Annual Incentive Plan

	2018 AIP: Target Levels Commensurate with Market and Experience in Role

Our AIP is designed to drive creation of stockholder value through achievement of annual financial and operational goals. We also reward executives other than the CEO for the achievement of individual goals within their functional areas, living up to our values and showing their commitment to our purpose statement: We Pursue a Higher Standard.

AIP Target Opportunities

Under our AIP, each executive has a target award opportunity expressed as a percentage of base salary established at the beginning of each year. 2018 target award opportunities are shown below and were determined based on desired market positioning, the individual executive's role, scope of responsibility and ability to impact our performance.

Named Executive Officer	2018 Target AIP Opportunity (% of Salary)
Mitchell J. Krebs	125%
Peter C. Mitchell	100%
Casey M. Nault	75%
Hans J. Rasmussen	60%
Emilie C. Schouten	60%
Frank L. Hanagarne, Jr.	100%

Actual awards can range from 0% to 200% of the target award, based on our Company performance relative to corporate AIP objectives and each individual executive other than the CEO relative to individual goals. The CEO's AIP opportunity is based 100% on corporate objectives. Individual performance for NEOs is capped below 100% in any year that Company TSR is negative.

2018 Company AIP Performance Measures and Weights

At the beginning of each year the CLD Committee approves AIP performance measures, weightings and targets, along with threshold, target and maximum performance and payout levels, based on the Board-approved budget and internal forecasts. The goals and targets are designed to be rigorous and require strong execution in-line with budget and other critical objectives. After the end of the year, the CLD Committee reviews performance against the goals prior to certifying results and approving payouts. Once the performance measures and goals are set, they are not subject to change for that plan year without the specific approval of the Board.

The 2018 AIP corporate performance measures complement the measures used for performance share awards in driving achievement of multi-year strategic initiatives directly aligned to the creation of long-term stockholder value. The CLD Committee selected these metrics based on the following considerations and objectives:

► Align with our business objectives and strategic priorities;

► Transparency to investors and executives;

► Incentivize profitable production growth, not growth for growth's sake;

► Balance financial and operational performance; and

► Reflect our commitment to safe and environmentally responsible operations.

2018 AIP metrics, weightings and targets were as follows:

Measure	Weight	Minimum[1]	Target[1]	Maximum[1]
Operating and Financial Performance				
Silver Equivalent Production (ounces)[2]	25%	≥90% of Target	17.9M	≥110% of Target
Gold Production (ounces)[2]		≥90% of Target	380.6K	≥110% of Target
AISC per AgEqOz sold[3]	30%	≤115% of Target	$17.63	≤80% of Target
Operating Cash Flow[4]	30%	≥80% of Target	$98.1M	≥120% of Target
Safety & Environmental Performance				
Reduction in Companywide TRIFR[5]	7.5%	Maintain 2017 performance	10% reduction from 2017	≥20% reduction from 2017
Decrease in Significant Spills[6]	7.5%	Maintain significant spills at 2017 level	10% reduction from 2017 level	≥20% reduction from 2017 level

(1) Payouts for each measure are 50% for "Minimum", 100% for "Target" and 200% for "Maximum". Payouts are interpolated for performance between minimum and maximum.

(2) Silver production and gold production are split pro rata based on an assumed silver/gold revenue split in Coeur's 2018 budget. The actual weightings on that basis were 10% for silver production and 15% for gold production. Silver production includes zinc and lead production as silver equivalents.

(3) Our AISC per AgEqOz sold metric measures performance against a target based on the Board-approved budget set at the beginning of the year. In setting the goal and evaluating performance against it, items that arise during the year that were not contemplated by the budget, including variances between the actual realized metals prices and budget prices, cash taxes paid on asset sales and other fees associated with acquisitions and divestiture transactions, unbudgeted costs and expenses for corporate finance initiatives, whether having a positive or negative impact, are not factored into the calculation in order to ensure a consistent assessment of performance against budget. Based on assumed 60:1 silver-gold ratio. Please see "Appendix A – Certain Additional Information" for reconciliations of GAAP to non-GAAP financial measures included in this section.

(4) Our operating cash flow metric measures performance against a target based on the Board-approved budget set at the beginning of the year. In setting the goal and evaluating performance against it, items that arise during the year that were not contemplated by the budget, including variances between actual realized metals prices and budgeted prices, cash taxes paid on asset sales and transaction advisor fees, whether having a positive or negative impact, are not factored into the calculation in order to ensure a consistent assessment of performance against budget.

(5) TRIFR performance is measured for employees and contractors working at the Company's sites. Payout subject to +/- 25% adjustment for performance in the top or bottom quartile, respectively, of the top 10 metals mining companies using a database maintained by the Mine Safety and Health Administration.

(6) "Significant Spills" means spills or releases exceeding certain volumetric thresholds that have been standardized across our operating sites.

Individual AIP Objectives

In addition to Company metrics, specific individual objectives are developed for each executive other than the CEO at the beginning of the year. 2018 AIP award percentages based on individual performance were 20% for all NEOs other than the CEO at 0%, Mr. Rasmussen at 70%, reflecting an emphasis on specific exploration-related goals, and Ms. Schouten at 30%, reflecting emphasis on specific succession planning, talent development and other human resources goals. The specific objectives for each executive support our strategic objectives, reflect each executive's individual responsibilities, and can be grouped into the following broad categories:

► Major project and operational execution, including strategic transformation

► Mitigation of risk

► Enhancement of each executive's responsibilities

► Support of Coeur's values regarding worker safety, health, environment and corporate responsibility

► A commitment to the talent development and retention of our employees

► Continued personal development and adherence to Company culture and behavior

Many of the individual objectives established for the executives can be reviewed against objective and quantifiable Company results, in particular, those described in *"2018 and Early 2019 Performance Highlights"* in the Proxy Summary, which helps to ensure executive accountability for Company performance. Others, however, are subjective by nature, which requires discretion and judgment to assess performance.

> **Aggregate payout at 57% of target due primarily to slower-than-expected ramp-up at Silvertip, driving below-threshold performance and zero payout on silver equivalent production and operating cash flow, and reflecting the exercise of negative discretion on the safety component due to employee fatalities**

2018 AIP Calculation and Payments

2018 AIP: Company Objectives

Metric	2018 Target	2018 Performance	Performance (% of target)	Payout (% of target)	Weight	Weighted Payout (% of target)
Silver Equivalent[2] Production (ounces)	17.9M	14.2M	79%	0%	10%	0%
Gold Production (ounces)	380,614	367,806	97%	85%	15%	13%
AISC Per AgEqOz[3]	$17.63	17.78	101%	98%	30%	29%
Adjusted Operating Cash Flow	$98.1M	$17.4M	18%	0%	30%	0%
Reduction in company-wide TRIFR	10% reduction from 2017	7% reduction	8%	84%	7.5%	0%[4]
Decrease in Significant Spills	10% reduction from 2017	70% reduction	700%	200%	7.5%	15%
Total						57%

(1) AIP metrics and performance include results from the San Bartolomé mine in Bolivia, which the Company sold on February 28, 2018.

(2) Includes zinc and lead as silver equivalent, and results include San Bartolomé as applicable.

(3) Based on assumed 60:1 silver-gold ratio.

(4) Despite above-target TRIFR performance, the CLD Committee exercised negative discretion and awarded zero payout for the safety component of the 2018 AIP due to employee fatalities at Palmarejo.

2018 AIP: Individual Performance

As noted above, individual performance ratings were capped below 100% because TSR was negative in 2018, and the CEO's AIP is based entirely on corporate performance. Individual performance for other NEO's ranged from 80%-95% of target as shown in the table below.

2018 AIP: Payouts

For 2018, based on Company and individual NEO performance achievement as a percentage of target and the performance weights described above, the CLD Committee approved annual incentive payments to the NEOs as follows. In all cases, payouts were lower than 2017 due to 57% of target performance on corporate objectives compared to 134% in 2017, and individual performance percentages were set below 100% due to negative TSR in 2018:

Executive	2018 Base Salary	2018 Target AIP %	Company % Weighting	Individual % Weighting	2018 Individual % Amount*	2018 AIP Payout	% Change from 2017
Mitchell J. Krebs, President & Chief Executive Officer	$675,000	125%	100%	0%	NA	$480,938	-46.8%
Peter C. Mitchell, Retired Senior Vice President & Chief Financial Officer	$410,000	100%	80%	20%	80%	$252,560	-34.4%
Casey M. Nault, Senior Vice President, General Counsel & Secretary	$375,000	75%	80%	20%	95%	$181,688	-48.8%
Hans J. Rasmussen, Senior Vice President, Exploration	$300,000	60%	30%	70%	90%	$144,180	-9.6%
Emilie C. Schouten, Senior Vice President, Human Resources	$275,000	60%	70%	30%	90%	$110,385	N/A
Frank L. Hanagarne, Jr.[(1)], Former Senior Vice President & Chief Operating Officer	$410,000	100%	80%	20%	0%	$ 0	N/A

(1) Mr. Hanagarne's employment with the Company was terminated effective November 16, 2018, and therefore he was not eligible to receive an AIP payment.

Long-Term Equity Incentive Awards

The primary purpose of our long-term equity incentive awards is to align the interests of our executives with those of our stockholders by rewarding our executives for creating long-term stockholder value. Long-term incentives also assist in retaining our executive team.

Forms and Mix of 2018 Long-Term Incentive Compensation

Consistent with prior years, in 2018 executive awards were composed of 60% performance shares and 40% restricted stock. The CLD Committee believes that this mix provides alignment with stockholder interests and balances incentive and retention needs, while minimizing share dilution.

Long-Term Incentive Grant Levels

Target long-term incentive award values for each executive in 2018 are set forth below and were determined based on desired market positioning, the individual executive's role, scope of responsibility and ability to impact overall Company performance.

	2018 LTIP Grant	
Named Executive Officer	**% of Salary**	**$Amount**
Mitchell J. Krebs	300%	$2,025,000
Peter C. Mitchell	200%	$ 820,000
Casey M. Nault	225%	$ 843,750
Hans J. Rasmussen	190%	$ 570,000
Emilie C. Schouten	110%	$ 302,500
Frank L. Hanagarne, Jr.	200%	$ 820,000

Grant Date

The number of shares of restricted stock and performance shares granted in 2018 was determined by dividing the total grant value by the closing market price per share of our common stock on the New York Stock Exchange on the date after the 2018 Coeur Mining, Inc. Long Term Incentive Plan was approved at the 2018 Annual Stockholders' Meeting.

Restricted Stock (and Other Stock-Based Awards)

In 2018, restricted stock represented 40% of the target long-term equity incentive award value granted to NEOs. Restricted stock aligns executives' interests with those of stockholders via actual share ownership, and vesting requirements promote retention and continuity in our senior leadership team. Restricted stock also provides value to the executives even with a declining share price, which may occur due to general market or industry-specific forces that are beyond the control of the executives (for example, a drop in the market prices of gold and silver). Holders of restricted stock may, if the CLD Committee so determines, receive dividends, if any, and exercise voting rights on their restricted stock during the period of restriction. Restricted stock grants generally vest ratably over three years beginning on the first anniversary of the grant.

The following graph illustrates the design and structure of the restricted stock awards:



(1) 2018 restricted stock grants were made the day after stockholders approved the 2018 Coeur Mining, Inc. Long-Term Incentive Plan at the Company's 2018 Annual Stockholders' Meeting, but the anniversary date for vesting purposes is February 5, the date the 2018 LTIP awards were approved by the CLD Committee.

2018 Performance Share Grants

In 2018, performance shares represented 60% of the target long-term equity incentive award value. To the extent earned based on achievement of performance goals, awards are generally settled in stock. 100% of the performance share opportunity granted in 2018 was tied to Company achievement of two internal goals that drive creation of long-term stockholder value. Performance against these goals is measured over a three-year performance period ending December 31, 2020. For both metrics, performance is measured on a per share basis to account for dilution, and, as described in the tables below, the plan will pay at target for meeting expectations, maximum for exceeding expectations by 15% or more, and at threshold for performance at 85% of target.

► *Growth in Reserves and Mineralized Material Per Share*

50% of the 2018 performance share opportunity is tied to three-year growth in reserves and measured and indicated mineralized material from continuing operations per share. Growth in reserves and measured and indicated mineralized material is critical to ensure that we replace ounces mined each year and grow resources to create longer mine lives, which we believe will drive stockholder value. Reserves and measured and indicated mineralized material also decline due to falling metals prices, as previously economic grades are rendered uneconomic. This further aligns performance with stockholders.

► *Operating Cash Flow Per Share*

50% of the 2018 performance share opportunity is tied to three-year growth in OCF from continuing operations per share. OCF per share is not adjusted for changes in gold and silver prices, aligning executives with stockholders over a longer-term period when executives are expected to adjust strategy according to changes in metal prices. OCF is critical to focus management on internal growth, cost control, and accretive external growth opportunities, which subsequently should tie directly to creation of stockholder value.

If at any time during the three-year measurement period the Company determines for financial reporting purposes that it has a discontinued operation or otherwise sells assets, the performance share calculations will exclude those discontinued operations or other sold assets for the entire measurement period. The CLD Committee determined to apply this approach to the outstanding performance share awards for the periods ending 2018, 2019 and 2020 following the Board-approved strategic shift to a North American portfolio of assets in order to reduce geopolitical risk, which led to the sales of the Company's operation in Bolivia and exploration properties in Argentina, and certain other assets. The CLD Committee determined that applying this approach was consistent with the incentive goals of the performance share program.

TSR Modifier

Awards paid out for achievement of one or both of the above metrics for the 2018-2020 performance period will be subject to a TSR modifier which will adjust the payout +/-25% for TSR performance in the top or bottom quartile, respectively, of our peer group. By including TSR as a modifier instead of a primary metric as in previous years, the CLD Committee sought to increase NEO focus on the drivers of TSR rather than on TSR itself. However, the inclusion of TSR as a modifier maintains alignment with stockholders by ensuring top and bottom quartile results materially impact payout.

The following illustrates the design and structure of the internal metric-based performance share grants:


Dec. 31, 2017
Dec. 31, 2020
Grant
February 5, 2018
► Growth in OCF per share
► Growth in reserves and measured and indicated mineralized material per share
The award is paid in Company common stock following a determination of the achievement of the performance measures

Three-Year Change in Reserves and Measured and Indicated Mineralized Material Per Share for 2018 Grant (2018-2020 Performance Period)

Payout Target	**25%**	**50%**	**75%**	**100%**	**125%**	**150%**	**200%**
Performance Target	15% Decrease	10% Decrease	5% Decrease	Target	5% Increase	10% Increase	15%+ Increase
Target (ounces per share)(1)	3.30	3.50	3.69	3.89	4.08	4.28	4.47

(1) Based on total proven and probable reserves and measured and indicated mineralized material, on an AgEqOz basis using an assumed 60:1 silver-gold ratio, divided by shares of common stock outstanding as of December 31, 2017. As noted above, targets will automatically adjust to exclude any discontinued operations or other sold assets during the measurement period.

Three-Year Change in Operating Cash Flow (OCF) Per Share for 2018 Grant (2018-2020 Performance Period)

Payout Target	**25%**	**50%**	**75%**	**100%**	**125%**	**150%**	**200%**
Performance Target	15% Decrease	10% Decrease	5% Decrease	Target	5% Increase	10% Increase	15%+ Increase
Target (OCF per share)(1)	$0.95	$1.01	$1.06	$1.12	$1.17	$1.23	$1.29

(1) Based on average shares of common stock outstanding during 2017. As noted above, targets will automatically adjust to exclude any discontinued operations or other sold assets during the measurement period.

Payouts for 2016-2018 Performance Shares

Result: Payout at 91% of target driven by strong 3-year relative TSR performance and growth in reserves and mineralized material per share, but weak performance and zero payout for operating cash flow per share

As more fully described below, the 2016-2018 performance shares paid out at 91% of target. Ms. Schouten became an NEO after the 2016 grant and so she did not have any performance shares for this period. Mr. Hanagarne did not receive any payout because his employment ended before his award vested.

The tables below illustrate our performance for the share award opportunity covering the 2016-2018 performance period.

Three-Year Relative TSR Performance (2016-2018 Performance Period)	Result: Payout at 139% due to three-year relative TSR in the 69th percentile of peer group

Performance Level	2016-2018 Actual TSR (Annualized)	Shares Earned at Performance Level (% of Target)
Maximum (75th percentile)	60.5%	150%
Target (50th percentile)	14.7%	100%
Minimum (25th percentile)	-6.3%	25%
Coeur	20.1%	139%

As a result, the following numbers of performance shares were awarded to applicable NEOs in the first quarter of 2019 for the 2016-2018 performance period:

Named Executive Officer	Target Performance Shares at Grant Date	# of Performance Shares Awarded	Value Realized
Mitchell J. Krebs	258,564	359,403	$2,012,657
Peter C. Mitchell	119,337	165,878	$ 928,917
Casey M. Nault	80,801	112,313	$ 628,953
Hans J. Rasmussen	68,370	95,034	$ 532,190

Three-Year Change in Reserves and Measured and Indicated Mineralized Material Per Share (2016-2018 Performance Period)

Result: Performance shares tied to reserves and mineralized material per share paid out at 87% as a result of a 2.5% decrease over the three-year performance period, driven by an increase in shares outstanding, which more than offset growth in reserves and measured and indicated mineralized material during the performance period

Payout Target	0%	25%	50%	75%	100%	125%	150%	200%
Performance Target	>15% Decrease	15% Decrease	10% Decrease	5% Decrease	Target	5% Increase	10% Increase	15%+ Increase
Target (ounces per share)[1]	<3.26	3.26	3.45	3.64	3.83	4.02	4.21	4.40
Coeur	3.73 (2.5% Decrease)							

(1) Based on total proven and probable reserves and measured and indicated mineralized material, on an AgEqOz basis using an assumed 60:1 silver-gold ratio, divided by shares of common stock outstanding as of December 31, 2015. See calculations of target ratio in table below.

In millions except per share data	2015	2018
Ounces of AgEq Reserves (60:1)	579.7	759.1
Shares Outstanding at Year-End	151.3	203.3
Ounces of AgEq Reserves + Measured and Indicated Mineralized Material per Share	3.83	3.73
% Increase/(Decrease)		(2.5)%

Named Executive Officer	Target Performance Shares at Grant Date	# of Performance Shares Awarded	Value Realized
Mitchell J. Krebs	129,282	112,476	$629,866
Peter C. Mitchell	59,669	51,913	$290,713
Casey M. Nault	40,401	35,149	$196,834
Hans J. Rasmussen	34,185	29,741	$166,550

Three-Year Change in Operating Cash Flow Per Share (2016-2018 Performance Period)

Result: No payout for OCF per share component driven by weak 2018 OCF performance and an increase in shares outstanding during the performance period								
Payout Target	**0%**	**25%**	**50%**	**75%**	**100%**	**125%**	**150%**	**200%**
Performance Target	>15% Decrease	15% Decrease	10% Decrease	5% Decrease	Target	5% Increase	10% Increase	15%+ Increase
Target (OCF per share)[1]	<$0.54	$0.54	$0.58	$0.61	$0.64	$0.67	$0.70	$0.74
Coeur	$0.11 (83.3% Decrease)							

(1)   Based on average shares of common stock outstanding during 2015. See calculations of target ratio in table below

In millions except per share data	**2015**	**2018**
Operating Cash Flow	$ 82.6	$ 20.1
Average Shares Outstanding	129.6	188.6
Operating Cash Flow per Share	$ 0.64	$ 0.11
% Increase/(Decrease)		(83.3%)

Total Shares Awarded for 2016-2018 Performance Period

As a result, the following numbers of performance shares were awarded to applicable NEOs in the first quarter of 2019 for the 2016-2018 performance period:

Named Executive Officer	Target Performance Shares at Grant Date	# of Performance Shares Awarded	Value Realized
Mitchell J. Krebs	517,127	471,879	$2,642,522
Peter C. Mitchell	238,674	217,791	$1,219,630
Casey M. Nault	161,602	147,462	$ 825,787
Hans J. Rasmussen	136,740	124,775	$ 698,740

Timing of Long-Term Incentive Awards

The CLD Committee typically approves annual long-term incentive grants to our executives in the first quarter. The CLD Committee does not coordinate the timing of equity awards with the release of material, non-public information.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to our executives is to provide a market-competitive total compensation package to attract and retain executive talent. The CLD Committee intends the type and value of benefits and perquisites offered to be market competitive. Details of the benefits and perquisites provided to our NEOs are disclosed in the "All Other Compensation" column of the 2018 Summary Compensation Table set forth in this proxy statement.

Termination of Employment/Severance and Change-in-Control Arrangements

Executive Severance Policy; CEO Employment Agreement

We adopted our Executive Severance Policy to move toward a uniform program and reduce the number of individual employment and change-in-control agreements with executive officers. All NEOs are covered by this policy, other than Mr. Krebs, whose severance and change-in-control benefits are covered in an employment agreement.

Under the Executive Severance Policy and the CEO employment agreement, as applicable, each NEO is covered by an arrangement to provide certain benefits payable in the event of qualifying terminations of employment in connection with a change-in-control. The CLD Committee believes that these arrangements provide reasonable compensation in the unique circumstances of a change-in-control that is not provided by our other compensation programs. The CLD Committee believes change-in-control benefits, if structured appropriately, minimize the distraction caused by a potential change-in-control transaction and reduce the risk of key executives resigning from Coeur before a change-in-control transaction closes. The CLD Committee also believes that these provisions motivate executives to make decisions in the best interests of stockholders should a transaction take place by providing executives with the necessary job stability and financial security during a change-in-control transaction (and the subsequent period of uncertainty) to help them remain focused on managing the Company rather than on their own personal employment. The CLD Committee believes that all of these objectives serve the stockholders' interests.

Under the Executive Severance Policy and CEO employment agreement, as applicable, each NEO is also entitled to certain benefits payable in the event of qualifying terminations of employment not in connection with a change-in-control. The CLD Committee believes these arrangements enhance our ability to attract and retain executives by providing market competitive severance benefits for involuntary, not-for-cause terminations of employment.

Double-Trigger Change-in-Control Vesting Acceleration under LTIP

Our equity awards provide for "double-trigger" accelerated vesting of equity awards in connection with a change-in-control, which requires a qualifying termination of employment in addition to a change-in-control.

Other Compensation Arrangements and Policies

The CLD Committee has established additional policies so our overall compensation structure is responsive to stockholder interests and competitive with the market. These specific policies are outlined below.

Stock Ownership Guidelines

We have adopted minimum stock ownership guidelines for our executive officers and non-employee directors as shown in the table below:

Position	Stock Ownership Guideline
CEO	6x base salary
CFO/COO/GC	4x base salary
Other Section 16 Executive Officers	2x base salary
Non-Employee Directors	5x base annual director cash retainer

Unvested shares of time-vesting restricted stock count toward satisfying the guideline, but unexercised stock options and unvested performance shares do not. Newly appointed executives and directors are subject to a 5-year phase in period to meet the applicable ownership requirements. The CLD Committee has determined that each director and executive officer has either met the applicable level of stock ownership required or is still within the compliance period under these guidelines.

Insider Trading Policy

Our insider trading policy prohibits all employees and directors from engaging in hedging or other transactions with derivative securities tied to Coeur's common stock. This prohibition applies to trading in Coeur-based put and call option contracts and transacting in straddles and similar transactions, except holding and exercising options or other derivative securities granted under Coeur's equity incentive plans. The policy also prohibits directors and executive officers from holding Coeur securities in a margin account or pledging Coeur securities as collateral for a loan.

Clawback and Forfeiture Policy

Coeur has adopted a clawback and forfeiture policy providing for the recovery of incentive compensation in certain circumstances. Under the policy, if the Board determines that there has been a restatement due to material noncompliance with a financial reporting requirement, then the Board will seek recovery of all incentive payments that were made to executive officers, and all performance-based equity awards granted to executive officers that vested, in each case, on the basis of having met or exceeded performance targets in grants or awards made after December 18, 2012 during the fiscal year prior to the filing of the Current Report on Form 8-K announcing the restatement, if the payments or vesting would have been lower had they been calculated based on the restated results, and if the relevant executive officers are found personally responsible for the restatement, as determined by the Board. The "policy also allows the CLD Committee (or the Board in the case of the CEO) to cancel or require the repayment, recoupment or recovery of incentive payments or equity awards granted to any officer of the Company in the event of misconduct by such officer.

Compensation Paid to Peter C. Mitchell in Connection with Retirement

In connection with his planned retirement from the Company effective December 31, 2018, Mr. Mitchell entered into a Separation and Release of Claims Agreement with the Company on December 19, 2018 (the "Mitchell Agreement") under which Mr. Mitchell received certain benefits in recognition of his retirement and his significant contributions during a critical period for the Company. Mr. Mitchell received $252,560, which was equal to the amount Mr. Mitchell would have received for 2018 under the AIP and 217,791 shares of Company common stock in respect of performance share units awarded in early 2016 for the three-year performance period from January 1, 2016 through December 31, 2018, because Mr. Mitchell was employed and made significant contributions during the relevant one-year and three-year performance period for these awards. In addition, on his retirement date, all of Mr. Mitchell's outstanding restricted stock awards vested, and Mr. Mitchell received shares of Company common stock representing a pro rata portion of the target number of performance share units awarded in early 2017 for the three-year performance period from January 1, 2017 through December 31, 2019 and the target number of performance share units awarded in early 2018 for the three-year performance period from January 1, 2018 through December 31, 2020, or 32,167 shares representing two-thirds of the 2017 target award, and 20,730 shares representing one-third of the 2018 award. The vesting of Mr. Mitchell's outstanding restricted shares and award of a pro rata portion of performance share units for the 2017-2019 and 2018-2020 performance periods were approved in recognition of his service to the Company and his planned retirement, which ensured adequate time to recruit and hire a successor. Finally, Mr. Mitchell agreed to a limited period of consulting to ensure a smooth transition of CFO duties.

Compensation Paid to Frank L. Hanagarne, Jr. upon Termination

On November 27, 2018, the Company and Mr. Hanagarne entered into a Separation and Release of Claims Agreement (the "Hanagarne Agreement"), pursuant to which Mr. Hanagarne's employment with the Company was terminated effective November 16, 2018 (the "Hanagarne Separation Date"). Pursuant to the Hanagarne Agreement, Mr. Hanagarne received (i) severance in the amount of $94,615 and (ii) a one-time cash payment of $328,000, an amount equivalent to the target company performance award opportunity for Mr. Hanagarne for 2018 under the Company's AIP, in each case less applicable withholdings. The CLD Committee determined that the severance payment was appropriate consideration for Mr. Hanagarne's release of claims and other covenants contained in the Hanagarne Agreement, and payment in respect of 2018 AIP was appropriate in recognition of Mr. Hanagarne's contributions to the Company in 2018. The CLD Committee did not accelerate Mr. Hanagarne's outstanding awards under LTIP because his termination was not a planned retirement.

Tax Deductibility of Compensation

The Internal Revenue Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's applicable named executives. This limitation previously did not apply to compensation that met the tax code requirements for "qualifying performance-based" compensation. Historically, we designed annual cash incentive awards and long-term equity incentives in a manner intended to satisfy the requirements for deductible compensation (but we reserved the right to pay compensation that does not qualify as deductible). On December 22, 2017, the Tax Cuts and Jobs Act of 2017 was enacted, which, among other things, repealed the "qualifying performance-based" compensation exception. Following enactment of this law, we generally expect that compensation paid to our applicable named executives in excess of $1 million will not be deductible, subject to an exception for compensation provided pursuant to a binding written contract in effect as of November 2, 2017.

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE REPORT

The Compensation and Leadership Development Committee of the Board has reviewed and discussed the above Compensation Discussion and Analysis with management and, based on such review and discussion, has recommended to the Board that the Compensation Discussion and Analysis be included in our proxy statement and our Annual Report.

Compensation and Leadership Development Committee of the Board of Directors

JOHN H. ROBINSON, Chairman
KEVIN S. CRUTCHFIELD
SEBASTIAN EDWARDS
RANDOLPH E. GRESS
ROBERT E. MELLOR

PROPOSAL NO. 3

ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION

What am I voting for?

► We are asking our stockholders to vote on an advisory resolution to approve the compensation paid to our executive officers for 2018

> **The Board of Directors recommends a vote FOR the advisory resolution to approve executive compensation**

Our 2018 compensation program reflects our pay-for-performance philosophy. We continue to tie a significant portion of CEO and NEO compensation to both short and long-term Company performance objectives and executive compensation outcomes reflect this philosophy:

► Despite strong performance from several operations, a slower-than-expected ramp-up at our newest mine and weak metals prices for most of the year drove negative TSR and underperformance against our internal goals for 2018

► Accordingly, CEO pay declined year-over-year and our AIP achievement was only 57% of target for corporate performance, with NEO individual performance capped below 100% due to negative TSR in 2018 (for all NEOs other than the CEO, whose AIP is 100% tied to Company performance)

► Three-year TSR was strong and outperformed the majority of our peers (69th percentile), but below-target performance on internal metrics, including a zero payout on operating cash flow per share, drove a three-year performance share payout at 91% of target

We urge stockholders to read the "Compensation Discussion and Analysis" beginning on page 41 of this proxy statement, which details how our executive compensation policies and procedures are designed to achieve our compensation objectives, as well as the 2018 Summary Compensation Table and other related compensation tables and narrative, appearing on pages 65 to 66 of this proxy statement, which provide detailed information on the compensation of our NEOs.

An advisory stockholder vote on the frequency of stockholder votes to approve executive compensation is required to be held at least once every six years. After considering the vote of stockholders at the 2017 Annual Stockholders' Meeting and other factors, the Board determined to hold advisory votes on the approval of executive compensation annually until the next advisory vote on frequency occurs. In accordance with Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at the Annual Meeting:

RESOLVED, that the stockholders of Coeur Mining, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's Named Executive Officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's Annual Meeting. This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. Although non-binding, the Board and the Compensation and Leadership Development Committee will review and consider the voting results when making future decisions regarding our executive compensation programs.

2018 EXECUTIVE COMPENSATION INFORMATION

2018 Summary Compensation Table

Set forth below is information regarding compensation earned by or paid or awarded to all persons serving as our CEO, CFO, the other three most highly compensated executive officers during 2018, and Mr. Hanagarne, who is included as required by SEC rules because he would have been one of the other three most highly compensated executive officers during 2018 had he been serving as an executive officer of the Company at the end of 2018 (the "Named Executive Officers" or "NEOs"). Other than in the case of Ms. Schouten, who became a NEO in 2018, compensation information has been provided for each NEO for the years ended December 31, 2018, 2017 and 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[a]	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)[b]	Change in Nonqualified Deferred Compensation Earnings ($)[c]	All Other Compensation ($)[d]	Total ($)
Mitchell J. Krebs President, Chief Executive Officer & Director	2018	675,000	0	1,945,126	0	480,938	0	100,422	3,201,486
	2017	675,000	0	2,036,646	0	904,500	0	106,463	3,722,609
	2016	650,000	0	1,544,485	0	2,721,500	0	244,849	5,160,834
Peter C. Mitchell Retired Senior Vice President & Chief Financial Officer	2018	410,000	0	1,024,082	0	252,560	0	47,934	1,734,575
	2017	410,000	0	927,794	0	384,990	0	61,806	1,784,590
	2016	400,000	0	712,840	0	341,400	0	50,361	1,504,601
Casey M. Nault Senior Vice President, General Counsel & Secretary	2018	375,000	0	810,463	0	181,688	0	38,839	1,405,991
	2017	375,000	0	848,588	0	354,938	0	51,399	1,629,925
	2016	370,833	0	482,650	0	308,813	0	39,008	1,201,304
Hans Rasmussen Senior Vice President, Exploration	2018	300,000	0	547,512	0	144,180	0	29,352	1,021,044
	2017	285,000	0	544,615	0	159,600	0	42,425	1,031,640
	2016	285,000	0	408,397	0	162,165	0	30,265	885,827
Emilie C. Schouten Senior Vice President, Human Resources	2018	275,000	0	290,561	0	110,385	0	27,973	703,919
Frank L. Hanagarne, Jr. Former Senior Vice President & Chief Operating Officer	2018	394,470	0	787,632	0	0	0	445,239	1,627,341
	2017	410,000	0	927,794	0	384,990	0	56,391	1,779,175
	2016	400,000	0	712,840	0	332,400	0	85,036	1,530,276

Explanatory Notes:

(a) Set forth below is the aggregate grant date fair value of stock awards, as calculated in accordance with FASB ASC 718, granted in 2018. The assumptions used to calculate the valuation of the awards are set forth in Note 6 to the Notes to Consolidated Financial Statements in Coeur's Annual Report. Mr. Hanagarne's unvested awards were forfeited upon termination of his employment on November 16, 2018.

	Restricted share award[1] ($)	Performance share award[2] ($)
Mr. Krebs	810,000	1,135,126
Mr. Mitchell	327,996	459,636
Mr. Nault	337,496	472,967
Mr. Rasmussen	227,998	319,514
Ms. Schouten	120,999	169,564
Mr. Hanagarne, Jr.	327,996	459,636

(1) As explained in the narrative of this proxy statement, the restricted share awards vest one-third on the first anniversary of the date of approval of the award, one third on the second anniversary of the date of approval of the award and one-third on the third anniversary of the date of approval of the award.

(2)   The performance share awards cliff-vest based on the attainment of performance goals over a three-year period. The actual value to the NEO of the performance share portions of the grant depends on meeting certain performance criteria over the three-year period as explained in "Compensation Discussion and Analysis". The grant date fair value of the 2018 performance shares at target is shown in the above table, while the value of these 2018 grants at the time of grant assuming the maximum level of performance was achieved is as follows: for Mr. Krebs $2,837,815; for Mr. Mitchell $1,149,090; for Mr. Nault $1,182,418; for Mr. Rasmussen $798,785; for Ms. Schouten $423,909; and for Mr. Hanagarne $1,149,090.

(b)   Includes amounts paid under the AIP. In the case of Mr. Mitchell, the amount included in this column was paid pursuant to the Mitchell Agreement and represents the amount that he would have received for 2018 under the AIP.

(c)   Participants in our Deferred Compensation Plan do not receive preferential or above-market plan earnings.

(d)   All other compensation, including perquisites and amounts paid or accrued under termination arrangements. Mr. Krebs received a vehicle allowance of $21,698 during 2018. Mr. Krebs, Mr. Mitchell, Mr. Nault, Mr. Rasmussen, Ms. Schouten and Mr. Hanagarne received excess group term life insurance valued at $1,575, $4,831, $1,035, $2,503, $516 and $4,534, respectively, for 2018. Mr. Krebs, Mr. Mitchell, Mr. Nault, Mr. Rasmussen, Ms. Schouten and Mr. Hanagarne received disability insurance coverage whose premiums were $6,219, $3,965, $2,263, $3,585, $815 and $3,884, respectively, for 2018. Mr. Krebs, Mr. Mitchell, Mr. Nault, Mr. Rasmussen and Ms. Schouten received transit benefits valued at $2,205, $2,205, $1,936, $600 and $2,205, respectively, for 2018. For 2018, each NEO received a company matching contribution to the Coeur Mining, Inc. Defined Contribution and 401(K) Plan of $11,000. For 2018, each of Mr. Krebs, Mr. Mitchell, Mr. Nault, Mr. Rasmussen and Ms. Schouten received an additional contribution from the Company into the Deferred Compensation Plan in the amount of $52,180, $20,800, $18,198, $7,264 and $5,626, respectively, which represents 4% of their 2018 compensation in excess of their 2018 401(K) Retirement Plan limit. In consideration for signing a Separation and Release of Claims Agreement with the Company on November 27, 2018, Mr. Hanagarne received $94,615 in severance and a payment of $328,000, an amount equivalent to the target company performance award opportunity for Mr. Hanagarne for 2018 under the AIP in 2018. In addition, each of Mr. Krebs, Mr. Mitchell, Mr. Nault, Mr. Rasmussen and Ms. Schouten was provided with an executive physical paid for by the Company in the amount of $5,544, $5,132, $4,407, $4,400 and $7,811, respectively. For 2018, the Company reimbursed Mr. Hanagarne for commuting expenses in the amount of $3,205.

2018 Grants of Plan-Based Awards

The following table sets forth information regarding all plan awards that were made to the NEOs during 2018, including incentive plan awards (equity-based and non-equity based) and other plan-based awards. Disclosure on a separate line item is provided for each grant of an award made to an NEO during the year. The information supplements the dollar value disclosure of stock, option and nonstock awards in the 2018 Summary Compensation Table by providing additional details about such awards. Equity incentive-based awards are subject to a performance condition or a market condition as those terms are defined by FASB ASC 718. Non-equity incentive plan awards are awards that are not subject to FASB ASC 718 and are intended to serve as an incentive for performance to occur over a specified period. Mr. Hanagarne's unvested awards were forfeited upon termination of his employment on November 16, 2018.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[(c)]	Grant Date Fair Value of Stock and Options Award ($)[(e)]
		Threshold ($)[(a)]	Target ($)[(a)]	Maximum ($)[(a)]	Threshold (#)	Target (#)	Maximum (#)		
Mitchell J. Krebs		485,156	843,750	1,687,500					
	5/9/2018(b)				19,201	76,802	192,005		$567,567
	5/9/2018(b)				19,200	76,801	192,003		$567,559
	5/9/2018(c)							102,402	$810,000
Peter C. Mitchell		229,600	410,000	820,000					
	5/9/2018(b)				7,775	31,099	77,748		$229,822
	5/9/2018(b)				7,775	31,098	77,745		$229,814
	5/9/2018(c)							41,466	$327,996
	12/31/2018(d)							52,897	$236,450
Casey M. Nault		157,500	281,250	562,500					
	5/9/2018(b)				8,000	32,001	80,003		$236,487
	5/9/2018(b)				8,000	32,000	80,000		$236,480
	5/9/2018(c)							42,667	$337,496
Hans Rasmussen		96,750	180,000	360,000					
	5/9/2018(b)				5,405	21,618	54,045		$159,757
	5/9/2018(b)				5,405	21,618	54,045		$159,757
	5/9/2018(c)							28,824	$227,998
Emilie C. Schouten		92,400	165,000	330,000					
	5/9/2018(b)				2,868	11,473	28,683		$ 84,785
	5/9/2018(b)				2,868	11,472	28,680		$ 84,778
	5/9/2018(c)							15,297	$120,999
Frank L. Hanagarne, Jr.		229,600	410,000	820,000					
	5/9/2018(b)				7,775	31,099	77,748		$229,822
	5/9/2018(b)				7,775	31,098	77,745		$229,814
	5/9/2018(c)							41,466	$327,996

Explanatory Notes:

(a) The applicable range of estimated payouts under the AIP denominated in dollars (threshold, target, and maximum amount).

(b) The number of performance shares to be paid out or vested within the applicable range of estimated payouts (threshold at 25%, target at 100%, and maximum amount at 200%) as determined by the achievement of specific operational goals over a three-year period and satisfaction of time-based vesting conditions. Please refer to the discussion in "Compensation Discussion and Analysis — 2018 Executive Compensation Results — Long-Term Equity Incentive Awards".

(c) This column consists of the annual restricted share grants as described above in the "Compensation Discussion and Analysis — 2018 Executive Compensation Results — Long-Term Equity Incentive Awards".

(d) These shares were issued to Mr. Mitchell upon his retirement in accordance with the Separation and Release of Claims Agreement, dated December 31, 2018, between the Company and Mr. Mitchell.

(e) Fair Value of stock awards granted on the award date.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

Mitchell J. Krebs

On February 5, 2018, Coeur and Mitchell J. Krebs entered into an amended and restated employment agreement amending the terms of Mr. Krebs's employment as President and Chief Executive Officer. Mr. Krebs's amended employment agreement provides for an annual base salary subject to adjustment from time to time, plus annual incentive compensation. Mr. Krebs's employment agreement includes severance and change-in-control provisions, the terms of which are described under "Potential Payments Upon Termination or Change in-Control — Severance and Change-in-Control Arrangement with Mr. Krebs." The term of Mr. Krebs's employment runs through June 30, 2019, at which time the term will automatically renew for an additional one-year period, ending June 30, 2020, unless terminated or modified by us by written notice, subject to the terms and conditions of the agreement.

Peter C. Mitchell, Frank L. Hanagarne, Jr., Casey M. Nault, Hans J. Rasmussen and Emilie C. Schouten

No executive other than Mr. Krebs has an employment agreement, and each is instead covered by our Executive Severance Policy described under "Termination of Employment/Severance and Change-in-Control Arrangements — Executive Severance Policy."

In connection with his retirement from the Company effective December 31, 2018, Mr. Mitchell and the Company entered into the Mitchell Agreement. The Mitchell Agreement contains customary post-retirement restrictive covenants and a release of claims against the Company. Mr. Mitchell received the compensation and benefits described in greater detail in "Other Compensation Arrangements and Policies - Compensation Paid to Peter C. Mitchell in Connection with Retirement." In addition, Mr. Mitchell is entitled to COBRA coverage for up to 12 months following the Mitchell Retirement Date, the employer portion of which will be payable by the Company. In addition, on December 31, 2018, the Company and Mr. Mitchell entered into a Professional Services Agreement whereby the Company engaged Mr. Mitchell as a consultant at a monthly rate of $25,000 for five months.

On November 27, 2018, the Company and Mr. Hanagarne entered into the Hanagarne Agreement, pursuant to which Mr. Hanagarne's employment with the Company was terminated effective on the Hanagarne Separation Date. The Hanagarne Agreement contains customary post-termination restrictive covenants and a release of claims against the Company. In accordance with the Hanagarne Agreement, Mr. Hanagarne received the compensation described in greater detail in "Other Compensation Arrangements and Policies - Compensation Paid to Frank L. Hanagarne, Jr. Upon Termination." In addition, Mr. Hanagarne and his family are entitled to COBRA coverage for up to 12 months following the Hanagarne Separation Date, the employer portion of which will be payable by the Company.

Outstanding Equity Awards at 2018 Year-End

The following table sets forth information on outstanding option and stock awards held by the NEOs on December 31, 2018, including the number of shares underlying both exercisable and unexercisable portions of each stock option as well as the exercise price and expiration date of each outstanding option. Mr. Hanagarne's unvested awards were forfeited upon termination of his employment on November 16, 2018.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable [a]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)[b]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[c]	Equity Incentive Plan Awards: Market or Payable Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[d]
Mitchell J. Krebs	10,275		10.00	2/3/2019	264,398	1,181,859	776,658	3,471,661
	13,167		15.40	3/2/2020				
	11,496		27.45	1/3/2021				
	22,631		27.66	1/31/2022				
	30,487		23.90	1/22/2023				
Peter C. Mitchell	0						238,674	1,205,733
Casey M. Nault	9,036		19.01	5/7/2022	98,194	438,927	269,739	1,205,733
	9,171		23.90	1/22/2023				
Hans J. Rasmussen	5,598		11.88	10/1/2023	71,799	320,942	208,302	931,110
Emilie C. Schouten					28,470	127,261	36,179	161,720
Frank L. Hanagarne, Jr.	3,249		20.90	2/14/2019				
	9,854		27.66	2/14/2019				
	12,957		23.90	2/14/2019				

Explanatory Notes:

(a) Options that expire February 3, 2019 through October 1, 2023 were fully vested as of December 31, 2018.

(b) With respect to the number of shares of restricted stock granted and unvested as of December 31, 2018:

► For Mr. Krebs, a grant of 344,751 restricted shares that vests one-third annually beginning January 20, 2017, a grant of 70,619 restricted shares that vests one-third annually beginning January 18, 2018 and a grant of 102,402 restricted shares that vests one-third annually beginning February 5, 2019.

► For Mr. Nault, a grant of 107,734 restricted shares that vets one-third annually beginning January 20, 2017, a grant of 29,424 restricted shares that vests one-third annually beginning January 18, 2018 and a grant of 42,667 restricted shares that vests one-third annually beginning February 5, 2019.

► For Mr. Rasmussen, a grant of 91,160 restricted shares that vests one-third annually beginning January 20, 2017, a grant of 18,884 restricted shares that vests one-third annually beginning January 18, 2018 and a grant of 28,824 restricted shares that vests one-third annually beginning February 5, 2019.

► For Ms. Schouten, a grant of 21,875 restricted shares that vests one-third annually beginning January 20, 2017, a grant of 8,823 restricted shares that vests one-third annually beginning January 18, 2018 and a grant of 15,297 restricted shares that vests one-third annually beginning February 5, 2019

(c) The total number of performance shares and performance units that do not vest until the end of the three-year performance period, if at all. Performance shares and performance unit awards that were outstanding as of December 31, 2018 were granted January 20, 2016, January 18, 2017 and May 9, 2018. For Mr. Mitchell, represents performance units granted January 20, 2016 and paid in early 2019 in accordance with the Mitchell Agreement. For more information see "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table".

(d) The total fair market value at the end of the fiscal year based on the closing market price of Coeur's common stock on the New York Stock Exchange on December 31, 2018, the final trading day of 2018, of $4.47.

2018 Option Exercises and Stock Vested

The following table sets forth information regarding each exercise of stock options and vesting of restricted stock and performance shares during 2018 for each of the NEOs on an aggregated basis.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (#)[a]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[b]
Mitchell J. Krebs	—	—	457,284	3,725,869
Peter C. Mitchell	—	—	379,761	2,473,211
Casey M. Nault	—	—	146,680	1,195,464
Hans J. Rasmussen	—	—	122,111	994,863
Emilie C. Schouten	—	—	13,379	106,619
Frank L. Hanagarne, Jr.	—	—	210,914	1,718,464

Explanatory Notes:

(a) The aggregate dollar value realized upon exercise of options (i.e., the difference between the market price of the underlying shares at exercise and the exercise price) or upon the transfer of an award for value.

(b) The aggregate dollar value realized upon vesting of stock (i.e., the number of shares times the market price of the underlying shares on the vesting date) or upon the transfer of an award for value.

Pension Benefits and Nonqualified Deferred Compensation

We do not maintain a defined benefit pension program. Effective February 1, 2014, Coeur established the Coeur Mining, Inc. Non-Qualified Deferred Compensation Plan ("Deferred Compensation Plan") for highly compensated employees.

The Deferred Compensation Plan allows directors and eligible highly compensated employees the opportunity to defer, on a pre-tax basis, a portion of his or her director fees, base salary, and/or AIP award, as applicable, to a date in the future. Employees can defer 5%-75% of base salary and 5%-75% of AIP award amounts. Directors can defer 5%-75% of director fees. Coeur may also decide to make employer contributions to the account of a participant from time to time. Participants may designate investment funds in which deferred amounts are invested. The net gain or loss on the assets of any such investment funds is used to determine the amount of earnings or losses to be credited to the participant's account. Each participant must elect the time and form of distribution of deferred amounts (together with any earnings or losses credited to such amounts). Subject to certain limitations in the Deferred Compensation Plan, participants elect the frequency of payments and the number of payments to receive at the time of distribution. Participants are always 100% vested in amounts deferred by the participant. Amounts contributed by Coeur to a participant's account vest based upon a schedule or schedules determined by us and communicated to the participant.

Executive Name	Executive Contributions in Last FY ($)[a]	Registrant Contributions in Last FY ($)[b]	Aggregate Earnings in Last FY ($)[c]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[d]
Mitchell J. Krebs	135,675	52,180	(84,920)	—	884,473
Peter C. Mitchell	—	20,800	1,259	—	81,285
Casey M. Nault	—	18,198	77	—	61,625
Hans J. Rasmussen	—	7,264	478	—	30,785
Emilie C. Schouten	—	5,626	57	—	4,532
Frank L. Hanagarne, Jr.	—	—	1,510	—	96,205

Explanatory Notes:

(a) The amount in this column represents fiscal year 2018 deferred compensation, and such amount has been included in the amount, which is reported in the "Non-Equity Incentive Plan Compensation Earnings" column of the Summary Compensation Table.

(b) The amount in this column is reported in footnote (d) to the All Other Compensation column of the Summary Compensation Table as follows: for 2018, each of Mr. Krebs, Mr. Mitchell, Mr. Nault, Mr. Rasmussen and Ms. Schouten received an additional contribution from the Company into the Deferred Compensation Plan in the amount of $52,180, $20,800, $18,198, $7,264 and $5,626, respectively.

(c) The amount in this column is not included in the Summary Compensation Table because plan earnings were not preferential or above-market.

(d) The aggregate balances at last fiscal year-end reported in this table include the following amounts that were previously reported as compensation in the Summary Compensation Table of the Company's proxy statements for prior years:

Executive Name	Amounts Previously Reported ($)
Mitchell J. Krebs	382,451
Peter C. Mitchell	78,722
Casey M. Nault	60,354
Hans J. Rasmussen	16,458
Emilie C. Schouten	—
Frank L. Hanagarne, Jr.	92,602

Potential Payments Upon Termination or Change-In-Control

We have severance and change-in-control arrangements with each of the NEOs currently serving as executive officers that provide for certain benefits payable to the executives in the event of certain qualifying terminations not in connection with a change in control or a change in control followed by the termination of the executive's employment within two years for any reason other than for cause, disability, death, normal retirement or early retirement.

Each of the following constitutes a change in control under our change-in-control arrangements:

► any organization, group or person ("Person") (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Coeur representing 35% or more of the combined voting power of the then outstanding securities of Coeur;

► during any two-year period, a majority of the members of the Board serving at the effective date of the change-in-control arrangement is replaced by directors who are not nominated and approved by the Board;

► a majority of the members of the Board is represented by, appointed by or affiliated with any Person who the Board has determined is seeking to effect a change in control of Coeur; or

► we are combined with or acquired by another company and the Board determines, either before such event or thereafter, by resolution, that a change in control will occur or has occurred.

The change-in-control arrangements provide that in the event the payment provided would constitute a "parachute payment" under Section 280G of the Internal Revenue Code, the payment will be reduced to the amount that will result in no portion being subject to the excise tax unless such reduction would result in the executive receiving a lower payment than the executive would be entitled to receive and retain on a net after-tax basis if such amount was not reduced.

Severance and Change-in-Control Arrangement with Mr. Krebs

If Mr. Krebs is terminated by Coeur without cause or Mr. Krebs terminates his employment with Coeur for good reason not in connection with a change in control, Mr. Krebs would be entitled to the benefits described below:

► a lump sum equivalent to 2.75 times his base salary and target annual incentive plan award for the year in which the termination occurs; and

► continuation of health care benefits for Mr. Krebs and his dependents for up to one year following the termination.

If a change in control occurs, Mr. Krebs shall be entitled to the benefits described below upon a termination by Coeur without cause or by Mr. Krebs for good reason within the 90 days preceding or two years following the change in control:

► a lump sum equivalent to 2.75 times Mr. Krebs's base salary and target annual incentive plan award for the year in which the change in control occurs; and

► continuation of health care benefits for Mr. Krebs and his dependents for up to two years following the change in control; and

► accelerated vesting of unvested grants of equity, as more fully described in the footnotes to the following table.

Severance and Change-in-Control Arrangements with Mr. Nault, Mr. Rasmussen and Ms. Schouten

Mr. Nault, Mr. Rasmussen and Ms. Schouten do not have individual employment agreements or change-in-control agreements but are covered under our Executive Severance Policy.

Under that policy, in the event of a termination by Coeur without cause or by the employee for good reason not in connection with a change in control, Mr. Nault, Mr. Rasmussen and Ms. Schouten would be entitled to the benefits described below:

► a lump sum equivalent to two times the executive's base salary and target annual incentive plan award for the year in which the termination occurs; and

► continuation of health care benefits for the employee and his dependents for up to one year following the termination.

Under the Executive Severance Policy, if a change in control occurs, Mr. Nault, Mr. Rasmussen and Ms. Schouten would be entitled to the benefits described below upon a termination by Coeur without cause or by the employee for good reason within the 90 days preceding or two years following the change in control:

► a lump sum equivalent to two times the executive's base salary and target annual incentive plan award for the year in which the change in control occurs;

► continuation of health care benefits for the employee and his dependents for up to 18 months following the change in control; and

► accelerated vesting of unvested grants of equity, as more fully described in the footnotes to the following table.

The following table describes the potential payments and benefits under our compensation and benefit plans and arrangements to which the NEOs would be entitled upon certain terminations of employment assuming the triggering event took place after the close of business on December 31, 2018 and the price per share of Coeur's common stock is the closing market price of $4.47 as of that date. Amounts shown for Messrs. Mitchell and Hanagarne reflect payments actually paid or to be paid pursuant to the terms of the Mitchell Agreement and Hanagarne Agreement, respectively.

Name and Principal Position	Cash Severance Payments ($)[a]	Continuation of Medical/ Welfare Benefits (present value) ($)[b]	Accelerated Vesting of Equity Awards ($)[c]	Total Termination Benefits ($)
Mitchell J. Krebs, Chief Executive Officer and Director				
▶ Not for cause—Involuntary	4,176,563	21,871	0	4,198,434
▶ Death & Disability	0	0	2,341,967	2,341,967
▶ Not for cause—voluntary under age 65		0	0	0
▶ Change in Control, without termination	0	0	0	0
▶ Termination subsequent to a Change in Control(d)	4,176,563	44,317	1,669,119	5,889,998
Peter C. Mitchell, Retired Senior Vice President and Chief Financial Officer	252,560	8,084	1,974,371	2,235,014
Casey M. Nault, Senior Vice President, General Counsel and Secretary				
▶ Not for cause—Involuntary	1,312,500	24,126	0	1,336,626
▶ Death & Disability	0	0	922,300	922,300
▶ Not for cause—voluntary under age 65	0	0	0	0
▶ Change in Control, without termination	0	0	0	0
▶ Termination subsequent to a Change in Control(d)	1,312,500	36,605	698,695	2,047,801
Hans J. Rasmussen, Senior Vice President, Exploration				
▶ Not for cause—Involuntary	960,000	19,761	0	979,761
▶ Death & Disability	0	0	640,828	640,828
▶ Not for cause—voluntary under age 65	0	0	0	0
▶ Change in Control, without termination	0	0	0	0
▶ Termination subsequent to a Change in Control(d)	960,000	29,983	490,882	1,480,865
Emilie C. Schouten, Senior Vice President, Human Resources				
▶ Not for cause—Involuntary	880,000	0	0	880,000
▶ Death & Disability	0	0	288,981	288,981
▶ Not for cause—voluntary under age 65	0	0	0	0
▶ Change in Control, without termination	0	0	0	0
▶ Termination subsequent to a Change in Control(d)	880,000	0	210,746	1,090,746
Frank L. Hanagarne, Jr., Former Senior Vice President and Chief Operating Officer	422,615	17,567		440,182

Explanatory Notes:

(a) Cash severance payments consist of 2.75 times, for Mr. Krebs, and 2.0 times, for other executives, the sum of annual base salary plus target annual incentive opportunity. For Mitchell, amount in this column represents an amount equal to the amount Mr. Mitchell would have received for 2018 under the AIP. For Mr. Hanagarne, the amount in this column represents severance in the amount of $94,15 and a one-time cash payment of $328,000, an amount equivalent to the target company performance award opportunity for Mr. Hanagarne for 2018 under the AIP.

(b) In the event of a qualifying termination not in connection with a change in control, NEOs receive continued payment of employee health care benefits or costs of benefits for up to 12 months. In the event of a change in control and a subsequent qualifying termination of employment within two years following the change in control, NEOs receive continued payment of employee health care benefits or costs of benefits for up to 18 months, except in the case of the CEO in which case the benefits would be available for up to 24 months. This column represents the net present value of health plan benefits provided upon termination. For Messrs. Mitchell and Hanagarne, amounts in this column represent the actual value of health care benefits to be paid under the Mitchell Agreement and Hanagarne Agreement, respectively.

(c) Represents the value of any unvested stock options, restricted stock or other equity awards that were not vested as of the relevant date and whose vesting was accelerated.

► In the event of death or disability, all options, restricted stock grants, and performance share grants would vest 100%, with the performance shares vesting at target. The NEOs would have 12 months from the date of death or disability to exercise their options, except for nonqualified options granted prior to January 22, 2013 which permit up to three years to exercise in the event of disability.

► In the event of a qualifying termination of employment within 90 days prior to and up to two years following a change in control, the NEOs would have up to 12 months from termination to exercise their options, except for incentive stock options granted between January 22, 2013 and May 13, 2015, which permit up to two years to exercise, instead of the usual 3 months. Our equity awards are "double trigger" accelerated vesting upon a change-in-control, meaning stock options and restricted stock will vest 100%, and performance shares will vest pro-rata based on the actual performance achieved up to the date of the change in control, in each case only upon a qualifying termination within 90 days prior to and up to two years after the change in control. For purposes of the above disclosures, the pro-rata achievement of performance targets was estimated using the elapsed time in the performance period occurring prior to the hypothetical change in control, compared to the total length of the performance period.

For Mr. Mitchell, the amount in this column represents shares issued to Mr. Mitchell in connection with his retirement and described in greater detail under "Other Compensation Arrangement and Policies — Compensation Paid to Peter C. Mitchell in Connection with Retirement".

(d) The severance payments will be reduced to keep the total payments from exceeding the cap imposed by the golden parachute rules of the Internal Revenue Service to the extent that such reduction will, on a net after-tax basis, provide the executive with a greater value than if no reduction was made and the executive paid any 280G-related excise tax payments. No values shown in the table have been reduced.

In the event of death or disability, no special benefits are provided other than the payment of any accrued compensation and benefits under the companywide benefit plans, and the accelerated vesting of equity grants discussed above. None of the NEOs was eligible for retirement except Mr. Mitchell. Upon an eligible retirement, the NEOs are entitled to accelerated vesting of equity identical to that occurring in the event of death or disability, except that options are generally exercisable for only three months after retirement, except for non-qualified options granted January 22, 2013 or July 1, 2013 which permit up to three years to exercise after retirement.

2018 RATIO OF CEO COMPENSATION TO MEDIAN EMPLOYEE COMPENSATION

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following ratio of the annual total compensation of Mr. Krebs, our CEO, to the annual total compensation of our median employee. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2018, our last completed fiscal year:

►   the annual total compensation of our CEO, as reported in the 2018 Summary Compensation Table on page 65 of this proxy statement, was $3,201,486; and

►   the annual total compensation of our median compensated employee (other than our CEO) was $52,720.

> **Based on this information, for 2018 the ratio of the annual total compensation of Mr. Krebs, our CEO, to the annual total compensation of our median compensated employee was 60.7 to 1.**

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of our median employee and our CEO, we took the following steps:

►   We determined that, as of December 31, 2018, our employee population consisted of approximately 2,075 individuals with these individuals located in the United States, Canada and Mexico (as reported in Item 1, *Business*, in our Annual Report). This population consisted of our full-time, part-time, and temporary employees.

►   To identify the "median employee" from our employee population, we compared the amount of total cash compensation reflected in our payroll records. Total cash compensation includes base salary or hourly wages paid during 2018, as applicable, and amounts paid during 2018 under our AIP and other cash bonus arrangements. We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation. In making the determination of the median employee, we annualized the compensation of 12 full-time employees who work at our Sterling mine in Nevada, which we acquired during the fourth quarter of 2018.

►   Once we identified our median employee, we combined all of the elements of such employee's compensation for 2018 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $52,720.

►   Our median employee's annual total compensation includes hourly wages and cash bonus earned during 2018. For 2018, the Company contributed an amount equal to 100% of the first 4% of an employee's eligible compensation contributed by the employee to the Company's 401(K) Retirement Plan. For 2018, the median compensated employee received $1,406 in respect of the Company's contribution to the employee's Company's 401(K) Retirement Plan account.

►   With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of our 2018 Summary Compensation Table on page 65 of this proxy statement and incorporated by reference under Item 11 of Part III of our Annual Report.

DIRECTOR COMPENSATION

For 2018, outside directors received an annual retainer of $180,000, of which half was paid in cash and half was paid in common stock. The Board maintains share ownership guidelines for directors, calling for directors to hold the equivalent of five times their annual base cash retainer in common stock. The Company pays additional retainers to the independent Board Chairman and to each committee Chair. As our CEO, Mr. Krebs does not receive any compensation for his service as a director. Director fees are pro-rated for directors who serve for partial years. We do not pay meeting fees. Taking into account increased time commitments and responsibilities and the advice of the CLD Committee's independent compensation consultant related to market trends, effective in the fourth quarter of 2018 the Board increased the annual retainers for the chairs of the Audit Committee and the CLD Committee to $25,000 from $20,000 and $15,000, respectively, and increased the annual retainer for the chair of the EHSCR Committee to $15,000 from $10,000. All other components of director compensation amounts were unchanged from those in 2017.

Board and Committee Retainers in Effect as of December 31, 2018

Annual Common Stock Retainer	$ 90,000
Annual Cash Retainer	$ 90,000
Independent Chairman Annual Retainer	$150,000
Audit Committee Chair Annual Retainer	$ 25,000
Compensation and Leadership Development Committee Chair Annual Retainer	$ 25,000
Environmental, Health, Safety and Corporate Social Responsibility Committee Chair Annual Retainer	$ 15,000
Nominating and Corporate Governance Committee Chair Annual Retainer	$ 10,000

The following table sets forth information regarding the compensation received by each of the Company's outside directors during the year ended December 31, 2018. Mr. Sandoval is not included in the table below since he was not elected to the Board until March 2019.

Name	Fees Earned or Paid in Cash ($)[a]	Stock Awards ($)[b]	Total ($)[c]
Robert E. Mellor	250,000	90,000	340,000
Linda L. Adamany	112,500	90,000	202,500
Kevin S. Crutchfield	90,000	90,000	180,000
Sebastian Edwards	90,000	90,000	180,000
Randolph E. Gress	90,000	90,000	180,000
Eduardo Luna[d]	103,750	81,250	185,000
Jessica McDonald[d]	103,750	81,250	185,000
John H. Robinson	110,000	90,000	200,000
J. Kenneth Thompson	102,500	90,000	192,500

Explanatory Notes:

(a) The aggregate dollar amount of all fees paid in cash for services as a director, including annual retainer fees, committee and/or chairmanship fees.

(b) The assumptions used to calculate the valuation of the awards are set forth in Note 6 to the Notes to Audited Consolidated Financial Statements in Coeur's Annual Report. Stock is granted in full shares which may not equal exactly the stock portion of the retainer.

(c) As of December 31, 2018, none of our outside directors held outstanding unvested or unexercised equity awards as all prior stock options have expired and director stock awards are now fully vested upon grant.

(d) Due to the timing of their election to the Board in the first quarter of 2018, Ms. McDonald and Mr. Luna received $103,750 instead of $90,000 in cash fees in respect of their service in 2018 as a result of a difference in the timing of payments to them as compared with the other directors, who received a portion of 2018 fees during the fourth quarter of 2017.

OTHER MATTERS

Management is not aware of any other matters to be considered at the Annual Meeting. If any other matters properly come before the meeting, the persons named in the enclosed proxy will vote the Proxy in accordance with their discretion.

Related Person Transactions

Our Related Person Transactions Policy includes written policies and procedures for the review, approval or ratification of related person transactions. As more fully explained in this policy, any transaction in which a related person has a material interest, other than transactions involving aggregate amounts less than $120,000, must be approved or ratified by the NCG Committee. The policies apply to all executive officers, directors and their immediate family members. Since the beginning of 2018, there were no related person transactions under the relevant standards.

We take the following steps with regard to related person transactions:

► On an annual basis, each director and executive officer of the Company completes a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with us during the last fiscal year in which the director or executive officer, or any member of his or her immediate family, had a direct or indirect material interest.

► Each director and executive officer is expected to promptly notify our legal department of any direct or indirect interest that such person or an immediate family member of such person had, has or may have in a transaction in which we participate.

► Any reported transaction that our legal department determines may qualify as a related person transaction is referred to the NCG Committee.

► The Company monitors its accounts payable, accounts receivable and other databases to identify any other potential related person transactions that may require disclosure.

In determining whether or not to approve or ratify a related person transaction, the NCG Committee may take such action as it may deem necessary or in the best interests of the Company and may take into account the effect of any related person transaction on independence status of a director.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires Coeur's officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership of our equity securities on Form 3 and reports of changes in ownership on Form 4 or Form 5. Persons subject to Section 16 are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on a review of such forms furnished to us and written representations that no other reports were required, we believe that for 2018 all required reports were filed on a timely basis under Section 16(a).

Cautionary Statement Concerning Forward-Looking Statements

This proxy statement contains numerous forward-looking statements within the meaning of Section 21E of the Exchange Act relating to our gold, silver, zinc and lead mining business, including statements regarding reserve and measured and indicated mineralized material estimates, grades, production levels, cash flow levels, growth, margins, mine lives, exploration efforts, capital expenditures, mining and processing rates, costs, risk profile, returns and advancement of strategic priorities. Such forward-looking statements are identified by the use of words such as ''believes,'' ''intends,'' ''expects,'' ''hopes,'' ''may,'' ''should,'' ''plan,'' ''projected,'' ''contemplates,'' ''anticipates'' or similar words. Actual results could differ materially from those projected in the forward-looking statements. The factors that could cause actual results to differ materially from those projected in the forward-looking statements include (i) the risk factors set forth in our Annual Report, (ii) the risks and hazards inherent in the mining business (including risks inherent in developing large-scale mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), (iii) changes in the market prices of gold, silver, zinc and lead and a sustained lower price environment, (iv) the uncertainties inherent in our production, exploratory and developmental activities, including risks relating to permitting and regulatory delays (including the impact of government shutdowns), ground conditions and grade variability, (v) any future labor disputes or work stoppages (involving Coeur or any third parties), (vi) the uncertainties inherent in the estimation of gold, silver, zinc and lead reserves and measured and indicated mineralized materials, (vii) changes that could result from our future acquisition of new mining properties or businesses, (viii), the absence of control over mining operations in which we or any of our subsidiaries holds royalty or streaming interests and risks related to these mining operations (including results of mining and exploration activities, environmental, economic and political risks and changes in mine plans and project parameters); (ix) the loss of access to any third party smelter to which we market gold and silver, (x) the effects of environmental and other governmental regulations, (xi) the risks inherent in the ownership or operation of or investment in mining properties or businesses in foreign countries, and (xii) our ability to raise additional financing necessary to conduct its business, make payments or refinance our debt. You should not put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Stockholder Proposals for the 2020 Annual Stockholders' Meeting

Proposals of stockholders intended to be submitted and presented at the 2020 Annual Meeting pursuant to the SEC Rule 14a-8 must be received by our Corporate Secretary, Coeur Mining, Inc., 104 South Michigan Avenue, Suite 900, Chicago, Illinois, no later than the close of business on November 29, 2019 in order for them to be considered for inclusion in the proxy statement for the 2020 Annual Stockholders' Meeting (the ''2020 Annual Meeting''). A stockholder wishing to submit a proposal, including a director nomination, to be voted on at the 2020 Annual Meeting under the advance notice provisions included in our Bylaws or a director nomination for inclusion in the proxy materials for our 2020 Annual Meeting, must deliver notice of such proposal or director nomination as applicable, including the information specified in the Bylaws, to us no earlier than the close of business on January 15, 2020 and no later than the close of business on February 14, 2020. If the 2020 Annual Meeting is more than 30 days before or more than 70 days after the anniversary date of the 2019 Annual Meeting, such notice must be delivered to us no earlier than the close of business on the 120th day prior to the meeting and no later than the close of business on the later of the 90th day prior to the meeting or the 10th day following the date on which public announcement of such meeting is first made. Failure to comply with the advance notice requirements will permit management to use its discretionary voting authority if and when the proposal is raised at the Annual Meeting without having had a discussion of the proposal in the proxy statement. For these purposes, ''close of business'' shall mean 6:00 p.m. local time at the principal executive offices of the Company on any calendar day, whether or not the day is a business day.

This proxy statement is accompanied by our Annual Report, which includes financial statements for the year ended December 31, 2018. The Annual Report is not to be regarded as part of the proxy solicitation materials.

Any stockholder who would like a copy of our Annual Report, including the related financial statements and financial statement schedules, may obtain one, without charge, by addressing a request to the attention of the Corporate Secretary, Coeur Mining, Inc., 104 South Michigan Avenue, Suite 900, Chicago, Illinois. Our copying costs will be charged if copies of exhibits to the Annual Report are requested. You may also obtain a copy of the Annual Report, including exhibits, from our website, www.coeur.com**, by clicking on "Investor Relations."**

By order of the Board of Directors,

Casey M. Nault
Senior Vice President,
General Counsel and Secretary

Chicago, IL
March 28, 2019

APPENDIX A
CERTAIN ADDITIONAL INFORMATION

Reconciliation of Non-U.S. GAAP Information

Non-GAAP financial measures are intended to provide additional information only and do not have any standard meaning prescribed by generally accepted accounting principles ("GAAP"). These measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP.

Costs Applicable to Sales Year ended December 31, 2018 (Unaudited)

($ thousands, except per ounce amounts)	Palmarejo	Rochester
Costs applicable to sales, including amortization (U.S. GAAP)	$ 180,832	$ 126,586
Amortization	60,744	20,909
Costs applicable to sales	**$ 120,088**	**$ 105,677**
Silver equivalent ounces sold	14,164,699	8,021,919
Gold equivalent ounces sold		
Costs applicable to sales per ounce	$ 8.48	$ 13.17
Inventory adjustments	(0.02)	(0.13)
Adjusted costs applicable to sales per ounce	**$ 8.46**	**$ 13.04**
Costs applicable to sales per average spot ounce	$ 7.25	$ 11.59
Inventory adjustments	(0.02)	(0.12)
Adjusted costs applicable to sales per average spot ounce	**$ 7.23**	**$ 11.47**

Costs Applicable to Sales Year ended December 31, 2017 (Unaudited)

($ thousands, except per ounce amounts)	Palmarejo	Rochester
Costs applicable to sales, including amortization (U.S. GAAP)	$ 219,920	$ 130,227
Amortization	73,744	22,306
Costs applicable to sales	**$ 146,176**	**$ 107,921**
Silver equivalent ounces sold	15,490,734	8,209,888
Gold equivalent ounces sold		
Costs applicable to sales per ounce	$ 9.44	$ 13.15
Inventory adjustments	(0.08)	(0.07)
Adjusted costs applicable to sales per ounce	**$ 9.36**	**$ 13.08**
Costs applicable to sales per average spot ounce	$ 8.45	$ 12.04
Inventory adjustments	(0.07)	(0.07)
Adjusted costs applicable to sales per average spot ounce	**$ 8.38**	**$ 11.97**

Free Cash Flow and Cash Flow From Operating Activities (Palmarejo) (Unaudited)

($ millions)	2018	2017
Cash flow from operating activities	$ 50.5	$139.9
Capital expenditures	(29.4)	(29.9)
Gold production royalty payments	—	—
Free cash flow	**$ 21.1**	**$110.0**

Average Spot Prices

	2018	2017
Average silver spot price per ounce	$ 15.71	$ 17.05
Average gold spot price per ounce	$ 1,268	$ 1,257
Average silver-to-gold spot equivalence	**81:1**	**74:1**
Average zinc spot price per pound	$ 1.33	$ 1.31
Average silver-to-zinc spot equivalence	**0.08:1**	**0.08:1**
Average lead spot price per pound	$ 1.02	$ 1.05
Average silver-to-lead spot equivalence	**0.06:1**	**0.06:1**

Reserves, Resources and Mineralized Material

Coeur Mining, Inc. is subject to the reporting requirements of the Exchange Act and applicable Canadian securities laws, and as a result we report our mineral reserves according to two different standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements, however, are governed by Industry Guide 7 ("Guide 7"). Both sets of reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. Under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In our public filings in Canada and in certain other announcements not filed with the SEC, we disclose measured, indicated and inferred resources, each as defined in NI 43-101, in addition to our mineral reserves. U.S. investors are cautioned that, while the terms "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" are recognized and required by Canadian securities laws, Guide 7 does not recognize them. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves, and therefore U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into Guide 7 compliant reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources, and therefore it cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category. Therefore, investors are cautioned not to assume that all or any part of inferred resources exist, or that they can be mined legally or economically.

In this proxy statement and in our other filings with the SEC, we modify our estimates made in compliance with NI 43-101 to conform to Guide 7 for reporting in the United States. In this proxy statement, we use the term "mineralized material" to describe mineralization in mineral deposits that do not constitute "reserves" under U.S. standards. "Mineralized material" is substantially equivalent to measured and indicated mineral resources (exclusive of reserves) as disclosed for reporting purposes in Canada, except that the SEC only permits issuers to report "mineralized material" in tonnage and average grade without reference to contained ounces. We provide disclosure of mineralized material to allow a means of comparing our projects to those of other companies in the mining industry, many of which are Canadian and report pursuant to NI 43-101, and to comply with applicable disclosure requirements. We caution you not to assume that all or any part of mineralized material will ever be converted into Guide 7 compliant reserves.



COEUR MINING®
We Pursue a Higher Standard

104 South Michigan Avenue
Suite 900
Chicago, Illinois 60603




www.coeur.com

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